CORPORATE PROFILE

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to provide the crop inputs and services needed to feed a growing world. We focus on maximizing shareholder returns by driving continuous improvements to our base businesses, pursuing value-added growth opportunities across the crop input value chain and returning capital to shareholders.

1	Letter from & President and Chief Executive Officer
4	Chair Letter to Shareholders
6	Review of 2012 Goals/Results and Priorities for 2013
8	Management’s Discussion and Analysis
84	Financial Statements and Notes
135	10-Year Financial Highlights
136	Financial Highlights
144	Directors and Officers
145	Shareholder Information
146	Corporate Information

ANNUAL MEETING

The Annual Meeting of the shareholders of Agrium Inc. will be held at 11:00 a.m. (MDT) on Tuesday, April 9, 2013, at the Sheraton Suites Calgary Eau Claire, 255 Barclay Parade SW, Calgary, Alberta. Shareholders of record on February 25, 2013, are urged to attend and participate in the business of the meeting. It will be carried live on the Company’s web site at www.agrium.com.

LETTER FROM THE PRESIDENT & CHIEF EXECUTIVE OFFICER

“Our ability to generate an increasingly stable and growing stream of earnings and cash flow is a direct result of our strategy and continues to be a key component of Agrium’s success.”

Agrium’s 2012 consolidated net earnings of $1.5-billion were the highest in our history, surpassing the previous record of $1.4-billion achieved last year. Our unique asset mix and strategy allowed us to capture the benefits from strong agriculture fundamentals, which resulted in excellent performance across all of our businesses and products. Retail delivered its third consecutive year of significant earnings growth, while both Wholesale and Advanced Technologies achieved their second highest earnings on record. Agrium’s continued ability to deliver impressive financial results truly speaks to the strength of our organization and our demonstrated ability to utilize our asset-mix in order to fully capitalize on grower demand across the crop input value chain.

EXECUTING OUR STRATEGY, BUILDING SHAREHOLDER VALUE

2012 marked the tenth year since I began as President & CEO of Agrium, and I am extremely pleased as I look back on the many achievements that have transformed our Company into what it is today. We have consistently stayed true to our vision of building a leading global position across the crop input value chain, which provides broad and direct exposure to the growth in the agricultural fundamentals. I am confident in saying that successful execution of this integrated strategy has made the past decade an extremely rewarding one for Agrium’s shareholders, customers and employees alike. I am particularly proud of our focus and achievements in the areas of environment, health, safety and contributions to both the agriculture sector and the community at large.

Our ability to generate an increasingly stable and growing stream of earnings and cash flow is a direct result of our strategy and continues to be a key component of Agrium’s success – it serves as the cornerstone of our strong balance sheet and financial flexibility, and affords us the opportunity to continue re-investing in our business, while providing growing returns of capital over time. Furthermore, our integrated position provides us with additional value-creation opportunities through our ability to participate in unique and unparalleled acquisition opportunities.

In many ways, 2012 was an excellent demonstration of Agrium’s ability to add value in each of these areas, while optimally allocating capital among them in order to provide superior shareholder returns. As always, we place a high priority on driving continuous improvements to our base business, while also positioning ourselves for future earnings growth. Accordingly, we made good progress on our key expansion initiatives this year.

AGRIUM 2012 ANNUAL REPORT LETTER FROM THE PRESIDENT & CHIEF EXECUTIVE OFFICER	1

LETTER FROM THE PRESIDENT & CHIEF EXECUTIVE OFFICER

Specifically, we completed a key extended turnaround at our Vanscoy potash facility, where we remain on-schedule and on-budget with our project to expand productive capacity by one million tonnes in the second half of 20141. Furthermore, we initiated studies pertaining to potential brownfield expansion projects at our Redwater and Borger nitrogen facilities, as well as a prospective greenfield expansion in the U.S. Midwest. We have worked diligently to advance detailed engineering and feasibility assessments on these projects, which pending our final determination of project economics, will be presented to Agrium’s Board for a decision in 20131. We also continued to make progress this year on the brownfield debottleneck project at our Profertil nitrogen facility in Argentina, which is expected to be completed in 2014. Once completed, this project will increase the facility’s total annual production capacity by approximately 122,000 tonnes of urea and 10,000 net tonnes of merchant ammonia1. In the third quarter of 2012, we also completed an expansion project to increase Environmentally Smart Nitrogen (“ESN”) capacity at our existing New Madrid facility by approximately 136,000 tonnes. The additional tonnage from the expansion will allow us to serve the growing demand for ESN in our core end-markets and effectively promote a greater awareness of the many economic and environmental benefits that this product offers.

We were also very active in acquiring smaller-scale retail operations across our existing geographies throughout 2012. Our successful pursuit of smaller, highly accretive acquisitions has represented a meaningful source of value for Agrium over the past five years and has complemented the organic growth that we have continued to achieve across our Retail business, supported by our significant and growing position in crop protection products and seed – particularly within our proprietary product lines. I am pleased to report that we acquired an additional 59 locations this year, representing approximately $477-million in annual sales. The acquired farm centers are primarily located within the U.S. and will serve to enhance our exposure to key growing regions where Agrium’s presence has previously been more limited. We also expanded our South American Retail operations into southern Brazil this year, with our first farm center, Utilfértil Indústria E Comércio De Fertilizantes Ltda. (“Utilfertil”), in Brazil. We believe that this lower-capital foothold position will allow us to effectively leverage our existing Retail presence in Argentina, Chile and Uruguay, while providing us with initial exposure to this important agricultural market.

We have recognized our ability to support a more substantial dividend payment, given the substantial growth in Agrium’s stable earnings capacity in recent years, our line of sight on future earnings drivers and our confidence in the strong fundamentals supporting our business. Consequently, we significantly increased our dividend three times since December 2011, resulting in an annualized payout of $2.00 per share beginning in 2013. This should be taken as a clear indication of the importance we place on providing our shareholders with a meaningful dividend payment that contributes to superior total returns over time. Moving forward, we are committed to reviewing our dividend on an ongoing basis, with the goal of ensuring that it continues to reflect the growth and confidence we have in our business.

Finally, the past year also presented Agrium with another outstanding opportunity to capture incremental value as a result of our integrated business model – this was our announced proposed acquisition of Viterra Inc.’s (“Viterra”) Agri-products Business from Glencore International plc (“Glencore”). Through this transaction, Agrium expects to acquire approximately 90 percent of Viterra’s Retail assets1, providing us with an enhanced presence in the important Western Canadian agricultural market. Further, the proposed sale of Viterra’s minority interest in the Medicine Hat nitrogen facility1 in connection with this transaction resulted in an even more attractive purchase price for Viterra’s Retail assets, while also providing us with an opportunity to return the additional capital to shareholders by repurchasing 5.5 percent of our shares outstanding through the completion of a Cdn$900-million substantial issuer bid.

When considering the combination of our record earnings, our significant return of capital initiatives and our continued progress in establishing the foundations for future value-enhancing growth, I believe that Agrium’s impressive share price performance in 2012 was well-warranted. At year-end, Agrium’s share price had increased by 49 percent in 2012, compared to a 13 percent increase in the value of the S&P 500 Index during the same period.

[1]	See disclosure under the heading “Forward-Looking Statements” on page 9 of the MD&A.

2	LETTER FROM THE PRESIDENT & CHIEF EXECUTIVE OFFICER AGRIUM 2012 ANNUAL REPORT

A CULTURE OF ACHIEVEMENT

2012 was a year of many achievements for Agrium, which extended beyond our strong financial and share price performance. As has been the case in recent years, Agrium was once again the recipient of a number of awards and accolades related to the outstanding culture that characterizes our Company. This included recognition as a member of Canada’s 10 Most Admired Corporate Cultures, Canada’s Top 100 Employers, Canada’s Best Diversity Employers, Alberta’s Top 55 Employers and the Financial Post’s 10 Best Companies to Work For.

Not only are these awards indicative of the strong values that define Agrium as a Company, they are also a testament to the strength and character of our employees. Each year, I have the pleasure and privilege of meeting many of these dedicated individuals around the world who are collectively responsible for Agrium’s success. Their focus on execution has continued to drive our Company’s strong performance, and I would like to thank them for their outstanding efforts and contributions.

I would also like to take this opportunity to thank Agrium’s Board of Directors for the important role it plays in contributing to Agrium’s strong financial and operational performance. The Board’s independent oversight has continued to support our Company’s success on multiple fronts, and the quality of its governance has continually garnered external recognition. This is a direct reflection of the strong collective qualifications of Agrium’s Board and the leadership that it provides.

ANOTHER YEAR OF OPPORTUNITY AHEAD

Looking ahead to what 2013 will hold for our business, I believe that it is important to be mindful of the principal fundamental driver that lies at the core of what Agrium works to achieve every day – addressing the unrelenting global need for reliable food supplies. The world’s ever-increasing demand for food has continued to pressure global grain inventories, with agricultural productivity struggling to keep pace. While 2012 was viewed by many as a year that would likely see global grain stocks begin to be replenished through record plantings of major crops, one of the most severe U.S. droughts in history dramatically impacted grain production in one of the world’s most important grain growing and exporting regions. This has made the challenge of maximizing yield and productivity in 2013 and beyond an even more important one. This challenge also brings with it a great deal of opportunity. Crop prices have continued to remain at levels well above historical averages, providing growers with a compelling economic incentive to optimize their use of crop inputs, and make every effort to fully benefit from the current environment. I firmly believe that no company is better equipped than Agrium to help provide them with the high-quality products, services and expertise that are needed to achieve this objective. Throughout our business, we have consistently strived to do all that we can to add value for our grower customers. As a result, I am confident that they will continue to look to Agrium as we head into what is likely to be another year of record plantings and robust demand for crop inputs and services.

In closing, I would like to reiterate how proud I am of our Company’s many accomplishments this year, and that I am equally optimistic about what lies ahead for us. Success of this nature does not occur by chance – I truly believe that the high level of performance and achievement that has increasingly become a part of Agrium’s identity is a direct reflection of the dedication, leadership and foresight that underlie our ability to consistently stay the course and effectively execute our strategy. This has supported years of success in creating value for all of Agrium’s stakeholders, and I am confident that it will continue to do so well into the future.

AGRIUM 2012 ANNUAL REPORT LETTER FROM THE PRESIDENT & CHIEF EXECUTIVE OFFICER	3

CHAIR LETTER TO SHAREHOLDERS

“Agrium’s Board members bring with them an invaluable depth of expertise, leadership and independent perspective as it relates to matters of strategic direction and control of the Company.”

I would like to start by expressing that I am pleased to have the opportunity to write to you in my first year as Board Chair of Agrium. Your Company delivered outstanding financial and operating results in 2012, achieving record earnings through continued execution of its integrated strategy and a disciplined approach to providing value-enhancing growth. Additionally, Agrium was recognized on multiple fronts once again this year for superior governance and its commitment to being a leading corporate citizen. The high level of achievement and success experienced year after year at Agrium is truly a testament to the quality and dedication of its employees, management and Board of Directors.

Before reviewing the year in greater detail, I would like to first acknowledge Frank W. Proto, who stepped down from his position as Agrium’s Board Chair in May 2012, but will continue to serve as a member of the Board. Frank commenced his role as Board Chair in September 1998, and has provided outstanding dedication and leadership over the past 14 years. On behalf of all of Agrium’s stakeholders, I would like to recognize and thank Frank for his efforts, which have undoubtedly contributed to the significant growth and success of Agrium.

Time and again, in my over ten years as a member of Agrium’s Board, and more recently in my role as Chairman, I have witnessed the Board’s insight, energy and commitment to thoughtful and objective review of Company matters in fulfilling its duty to shareholders. Agrium’s Board members bring with them an invaluable depth of expertise, leadership and independent perspective as it relates to matters of strategic direction and control of the Company. To this point, the strength of the Board and its effectiveness in providing sound corporate governance were once again reaffirmed this year by several independent external bodies. Agrium was awarded a 9.5 out of 10 Overall Rating and 10 out of 10 Board Accountability rating by Governance Metrics International, while placing 25th out of 244 companies evaluated in The Globe and Mail’s 2012 Board Games – Corporate Governance Rankings.

4	CHAIR LETTER TO SHAREHOLDERS AGRIUM 2012 ANNUAL REPORT

During 2012, the Board engaged in an extensive and on-going review of JANA Partners LLC’s proposal that Agrium should effectively break-up the Company through a spin-off of its Retail operations, as well as various other ideas about Agrium’s business. The Board carefully and objectively considered these proposals, with the goal of assessing the probable impact that such actions would have on shareholder value. In executing its duties, the Board formed a special committee comprised entirely of independent directors, which also sought out an external and independent financial advisor, Morgan Stanley & Co. LLC, to undertake a detailed analysis of the proposal to break-up the Company. The conclusion reached through this process was that a spin-off of Agrium’s Retail operations and JANA’s other ideas would not be in the best interests of the Company or its shareholders. As a result, Agrium’s Board unanimously determined that the performance and value of its Retail operations will continue to be maximized within the existing integrated structure. The Board firmly believes that Agrium has an effective long-term strategy, which has created a tremendous amount of sustainable value for shareholders, and one which will continue to do so over the near and long-term.

I am pleased to report that returns for Agrium’s shareholders were very strong in 2012, fortified by the combination of your Company’s record financial performance and the significant return of capital initiatives completed this year. Agrium has increased its dividend substantially since December 2011, while also transitioning to a quarterly payment schedule beginning in 2013 to provide greater frequency of income for shareholders.

Additionally, the Board approved a Cdn$900-million substantial issuer bid this year, in tandem with the proposed sale of Viterra’s interest in the Medicine Hat nitrogen facility1. The issuer bid was completed in October 2012 and resulted in Agrium repurchasing 5.5 percent of its shares outstanding. These significant initiatives are indicative of the confidence of Agrium’s Board and management in the robust fundamentals supporting the agricultural sector, as well as the Company’s ability to continue capitalizing on these fundamentals through its effective long-term strategy.

While we are pleased with the significant financial and share price performance achieved this year, your Board and management remain focused on prudently building the foundation for disciplined growth and future success. In 2012, we continued to make significant strides by continuing to progress our Vanscoy potash

“The Board firmly believes that Agrium has an effective long-term strategy, which has created a tremendous amount of sustainable value for shareholders, and one which will continue to do so over the near and long-term.”

expansion project, while also evaluating future nitrogen growth opportunities within our Wholesale business. Additionally, we announced our agreement with Glencore to acquire the majority of Viterra’s Retail business, which represents an excellent strategic fit with our existing asset base at a compelling value, and once completed, will serve to enhance Agrium’s presence in the important Western Canadian agricultural market. Collectively, these initiatives will play a central role in ensuring that Agrium remains best-positioned to deliver shareholder value in the years to come.

We are extremely proud of your Company’s role in providing the crop inputs that are helping to address the world’s growing need for food, but we are equally proud of our ability to meet this challenge while maintaining our highest commitment to safety, social and environmental sustainability, and a strong duty of care to the communities in which we operate. We also take pride in Agrium’s employees – they are among the most passionate, dedicated and talented anywhere, and this is reflected in your Company’s outstanding reputation, as well as its continued demonstration of operational and financial excellence. I would like to thank these employees, as well as Agrium’s management and Board, for the hard work that resulted in another record year. I am confident that Agrium will continue to deliver outstanding performance for all of our stakeholders and firmly believe that your Company will rise to the opportunities and challenges that lie ahead.

[1]	See disclosure under the heading “Forward-Looking Statements” on page 9 of the MD&A.

AGRIUM 2012 ANNUAL REPORT CHAIR LETTER TO SHAREHOLDERS	5

REVIEW OF 2012 GOALS/RESULTS AND PRIORITIES FOR 2013

Establishing and evaluating goals is a fundamental component of Agrium’s strategic planning process. Identifying corporate goals helps establish key priorities across Agrium, providing a clear focus for leadership and employees to optimize their efforts and resources.

The following provides a summary of the 2012 priorities identified last year and how Agrium performed with respect to each one:

REVIEW OF 2012

1	PROGRESS BROWNFIELD EXPANSION AT THE VANSCOY FACILITY TO REMAIN WITHIN TIMELINES AND PROJECT COSTS

STATUS ▶ ACHIEVED

Agrium progressed our brownfield potash expansion at the Vanscoy facility as planned and directed approximately $475-million towards the project in 2012. We remain on-budget and on-track to achieve our expected completion date in the second half of 2014. Upon completion, this expansion is expected to ultimately increase annual production capacity by approximately 50 percent, bringing total nameplate capacity to three million tonnes1.

2	ASSIST MOPCO WITH GETTING THE EGYPTIAN NITROGEN FACILITY OPERATIONS RESTARTED IN 2012, AS WELL AS RECOMMENCEMENT OF THE CONSTRUCTION TO TRIPLE THE PRODUCTION CAPACITY

STATUS ▶ PARTIALLY ACHIEVED

Agrium successfully assisted the MOPCO nitrogen facility to restart operations in mid-September 2012. Construction on the expansion project has not been allowed to recommence due to ongoing civil unrest but Agrium is hopeful that construction will recommence in the first half of 2013. When the expansion is complete, the plant will have the capacity to produce 1.95 million tonnes of urea and 150,000 net tonnes of ammonia1.

3	CONTINUE TO CLOSE ACCRETIVE RETAIL ACQUISITIONS THAT WILL HELP US TO REACH OUR $1-BILLION EBITDA TARGET FOR AGRIUM RETAIL BY 2015

STATUS ▶ ACHIEVED

Agrium Retail’s financial results were very strong in 2012, as we grew our EBITDA by 24 percent to reach $951-million this year. These results were achieved through a combination of: a significant increase in margins and volumes on the base business in North America, including continued growth across our private label product lines, from synergies and significantly improved margins from our recent Landmark acquisition in Australia, as well as contributions from smaller tuck-in acquisitions completed. We increased our targeted EBITDA to $1.3-billion for Agrium Retail by 2015, given our performance in 2012 and clear line of sight for continued strong growth.

In 2012, Agrium continued to achieve highly accretive growth through a number of smaller acquisitions in our existing markets. This included a total of 59 locations acquired in 2012, representing annual sales of approximately $477-million. This included 12 retail locations from West Texas Agriplex, Inc. (“West Texas Agriplex”) and seven locations with the acquisition of Ritter Crop Services, Inc. (“Ritter Crop Services”) located in Northeastern Arkansas. Agrium also established a presence in Brazil in 2012 through the acquisition of Utilfertil, an independent retailer of crop inputs in southern Brazil, which will be managed as a part of our Argentine retail business.

In 2012, Agrium reached a definitive agreement with Glencore to acquire approximately 90 percent of Viterra’s significant Canadian retail business and the majority of its smaller Australian retail operations. The acquisition is expected to close in the second quarter of 2013 and be a highly accretive transaction1, which will expand our footprint in the important Western Canadian agriculture crop input market. It is anticipated that this acquisition will contribute at least $90-million in annual EBITDA (pre-synergies)1. Integration of this important acquisition will be a key area of focus for Retail in 2013.

4	IMPLEMENT NECESSARY ACTIONS TO CAPTURE AUD$40-MILLION OF SYNERGIES FROM THE LANDMARK ACQUISITION BY END OF 2012

STATUS ▶ NOT ACHIEVED

Agrium captured approximately 40 percent of the planned AUD$40-million of synergies from the Landmark acquisition in 2012. However, we successfully increased our EBITDA contribution from Landmark by over 50 percent from 2011 levels. We continue to believe that Landmark will capture the full AUD$40-million in synergies in 2013, as we see significant potential for improvement in its earnings profile through a combination of expansion in margins and product offerings, as well as further cost savings1.

5	PURSUE FURTHER NITROGEN BROWNFIELD EXPANSIONS ON EXISTING FACILITIES, INCLUDING MAINTAINING 2014 TIME FRAME FOR SOUTH AMERICAN NITROGEN PROJECT DEBOTTLENECK AND PROGRESSING EXPANSION PLANS FOR OUR NORTH AMERICAN NITROGEN ASSET BASE

STATUS ▶ ACHIEVED

In 2012, Agrium identified two potential brownfield opportunities at our existing Redwater, Alberta and Borger, Texas production facilities, with further assessments of the engineering requirements and costs associated with these projects currently underway. A Board decision on these projects is expected in the first half of 2013.

Agrium is also evaluating the potential development of a new greenfield nitrogen facility in the U.S. Midwest. Agrium expects to make a decision on this project by the end of 2013.

Agrium is on-track to complete the planned expansion project at our Profertil nitrogen facility in Argentina by the second half of 2014. The project is expected to increase the facility’s total annual production capacity by approximately 122,000 tonnes of urea and 10,000 net tonnes of merchant ammonia with no material increase in net gas requirements. As a result, it is anticipated that per tonne production costs will be reduced due to more efficient gas utilization1.

[1]	See disclosure under the heading “Forward-Looking Statements” on page 9 of the MD&A.

6	REVIEW OF 2012 GOALS/RESULTS AND PRIORITIES FOR 2013 AGRIUM 2012 ANNUAL REPORT

2013

PRIORITIES

OUR KEY PRIORITIES IN 2013 WILL BE:

▶	Close the Viterra acquisition in the first half of 2013 and develop and implement an effective integration plan for Viterra’s Retail business, including identifying and capturing synergies[1].

▶	Maintain our investment grade credit rating and continue to return capital to shareholders.

▶

Develop any approved nitrogen expansions on-time and on-budget. This includes maintaining the 2014 time frame for the South American nitrogen debottleneck project and progressing the expansion plans for our North American nitrogen asset base[1].

▶	Complete all key analysis required to determine if our greenfield nitrogen project should proceed.

▶	Progress potash brownfield expansion at the Vanscoy facility and remain within timelines and project budget[1].

▶

Implement necessary actions to capture the remaining portion of AUD$40-million in synergies, as well as additional synergies or business improvements to our Landmark Retail operations by the end of 2013[1].

▶	Continue to grow and optimize our Retail business on a variety of fronts in order to reach our targeted EBITDA of $1.3-billion and other associated financial metric targets by 2015[1].

▶	Assist MOPCO in recommencing the construction projects at the Egyptian nitrogen facility in order to triple production capacity[1].

▶	Actively evaluate new ESN sites in the U.S. Corn Belt.

▶	Identify and implement areas for continuous improvement in Agrium’s EHS&S performance and governance.

6	ADVANCE THE EXPANSION OF THE NEW MADRID, MISSOURI, ESN FACILITY (INCREMENTAL EXPANSION OF 136,000 TONNES) WITHIN TIMELINES AND PROJECT COSTS

STATUS ▶ ACHIEVED

A major success for Agrium in 2012 was the completion of the expansion project at our ESN facility in New Madrid, Missouri, which was completed in the third quarter. In light of this, Agrium was able to begin producing at full capacity during the fourth quarter of 2012 in order to meet the growing demand for ESN. The expansion of 136,000 tonnes more than doubled the site’s production capacity and has contributed to Agrium’s improved total ESN production capability of 481,000 tonnes.

7	IN A DISCIPLINED MANNER, EVALUATE AND PROGRESS OTHER POTENTIAL ACQUISITION AND GROWTH INITIATIVES ACROSS THE VALUE CHAIN

STATUS ▶ ACHIEVED

In 2012, we continued to balance return of capital to shareholders against potential acquisition and growth initiatives. We have increased our dividend three times since December 2011, to reach an annualized payout of $2.00 per share beginning in 2013. This reflects the significant growth and stability of our earnings base. We also repurchased 5.5 percent of our shares outstanding in 2012, through the completion of a Cdn$900-million substantial issuer bid associated with the proposed sale of Viterra’s minority interest in the Medicine Hat nitrogen facility.

In addition to announcing the proposed Viterra acquisition, we were also very active in acquiring smaller-scale retail operations across our existing geographies in 2012, with the addition of 59 locations representing approximately $477-million in annual sales. These acquisitions are expected to be highly accretive and provide significant earnings growth to our Retail operations.

With a clear focus on enhancing our position across the value chain, Agrium also built a new terminal on the Parana River in Argentina that boosted our dry urea storage capacity by 200,000 tonnes. This new facility will strengthen Agrium’s Wholesale distribution capabilities and be a valuable component of our competitiveness in a key South American location.

In August 2012, AAT entered into a new long-term production and marketing relationship with Turf Care Supply Corporation (“TCS”). Under the agreement, TCS will manufacture the slow-release fertilizers XCU and SCU, while AAT will manage the wholesale marketing of the products to blender customers. A second agreement was also achieved for the production of the Nutralene and Nitroform products. Both strategic partnerships will allow us to broaden our presence in North America and increase our access to customers in the turf and ornamental markets.

8	IDENTIFY AND IMPLEMENT AREAS FOR CONTINUAL IMPROVEMENT IN AGRIUM’S EHS&S PERFORMANCE, GOOD GOVERNANCE PRACTICES AND BUILDING ON OUR STRONG CORPORATE CULTURE

STATUS ▶ ACHIEVED IMPROVEMENTS IN 2 OF 5 EHS&S KEY PERFORMANCE INDICATORS

Ensuring the safety and security of our employees, the environment, and the communities in which we operate is vitally important to Agrium. Our ultimate goal is to have an increasingly positive impact on our stakeholders, while making a significant contribution to feeding the world in a responsible manner. Each year, Agrium sets aggressive goals in pursuit of continued EHS&S improvements. Agrium is proud that in 2012 we were able to make positive improvements to our environmental incident rate and to our total recordable injury rate (“TRI”) for contractors. Going forward, these two measures will continue to be a priority, however a renewed focus will be directed towards improving our overall TRI rates and preventable vehicle accident rates; goals which were not met in 2012.

Despite falling short of our objective for TRI and for Lost Time Injury Rate (“LTI”) in 2012, our TRI represented a 45 percent improvement since 2003. Furthermore, our LTI continued to meet the goal that was established in 2011 which represented a 46 percent improvement since 2003. In hopes of sustaining this trend, Agrium will continue to seek ways to improve policies and practices that will enhance our overall EHS&S performance for the long-term benefit of our stakeholders.

[1]	See disclosure under the heading “Forward-Looking Statements” on page 9 of the MD&A.

AGRIUM 2012 ANNUAL REPORT REVIEW OF 2012 GOALS/RESULTS AND PRIORITIES FOR 2013	7

Management’s Discussion & Analysis

February 22, 2013

INSIDE THE MD&A

9	Forward-Looking Statements
13	Executive Summary
14	Retail
22	Wholesale
36	Advanced Technologies
39	Other
40	Crop Input Situation and 2013 Outlook
44	Key Business Metrics
46	Consolidated Performance
49	Quarterly Results of Operations
50	Additional and Non-IFRS Financial Measures
51	Financial Condition
54	Liquidity and Capital Resources
56	Business Acquisitions
57	Debt Instruments, Capital Management and Ratings
60	Outstanding Share Data
60	Contingent Liabilities
61	Off Balance Sheet Arrangements
61	Financial Instruments
64	2012 Fourth Quarter Management’s Discussion and Analysis
69	Accounting Estimates
74	Enterprise Risk Management
77	Environmental Protection Requirements
81	Controls and Procedures
82	Key Assumptions and Risks in Respect of Forward-Looking Statements

8	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

This Management’s Discussion and Analysis (“MD&A”) of operations and financial condition focuses on Agrium’s long-term vision, strategy and growth opportunities as well as its historical performance for the two years ended December 31, 2012. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves, pursuant to the authority delegated to it by the Board of Directors, this disclosure. The reader should consider the cautionary notes regarding forward-looking statements (page 82) and the Consolidated Financial Statements and related notes (pages 84 to 134).

Throughout this MD&A (unless otherwise specified), “Agrium”, “the Company”, “we”, “our”, “us” and similar expressions refer collectively to Agrium Inc. and its subsidiaries, any partnerships involving Agrium Inc. or any of its subsidiaries, and our significant equity investments and joint ventures.

The Company’s consolidated quarterly and annual financial information and its Annual Information Form (“AIF”) are available at SEDAR (www.sedar.com). The Company’s reports are also filed with the United States (“U.S.”) Securities and Exchange Commission on EDGAR (www.sec.gov).

All dollar amounts refer to U.S. dollars except where otherwise stated. 2012 and 2011 financial information presented and discussed in this MD&A is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this MD&A constitute “forward-looking information” and “financial outlook” within the meaning of applicable Canadian securities legislation or “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would”, “could” and other similar expressions.

Forward-looking statements in this document are intended to provide Agrium shareholders and potential investors with information regarding Agrium, including management’s assessment of future financial and operational plans and outlook, and may not be appropriate for other purposes. These forward-looking statements include, but are not limited to, references to: our ability to continue delivering value to all of our stakeholders; our adaptability to different market conditions; disclosures made under the heading “Crop Input Situation and 2013 Outlook”; our 2013 key corporate goals, including expansion and growth of our business and operations; estimates, forecasts and statements as to management’s expectations with respect to, among other things, business, growth, demand and financial prospects, financial multiples and accretion estimates, future trends, plans, objectives and expectations; key drivers for our business and industry trends; the potential for continued growth in our seed business; estimates, forecasts and statements as to management’s expectations with respect to our expansion projects including our Vanscoy brownfield potash expansion project, our nitrogen facility expansion project in Egypt and our brownfield debottleneck project at our Profertil facility in

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	9

Argentina and the impact of such expansion projects on Agrium’s operations, additional brownfield opportunities and greenfield expansions under evaluation, our agreement for the long-term supply of phosphate rock and the construction of Agrium’s import terminal on the West Coast of Canada; the impact of the expansion of the ESN® facility in New Madrid, Missouri; the results of newly established partnerships in our AAT business unit; expectations respecting the completion and terms of the acquisition of the majority of the Agri-products Business of Viterra (as defined herein) and the sale of Viterra’s 34 percent interest in a nitrogen facility located at Medicine Hat, Canada to CF (as defined herein), including with respect to purchase price, adjustments, anticipated timing of regulatory approvals and closing and the benefits to be derived therefrom; reserves and resource estimates; mine life estimates; future capital expenditures, including sustaining capital and investing capital, and capital resources; future cash requirements and long-term obligations; anticipated tax rates; our expectations respecting financing of announced projects through cash provided from operating activities, existing lines of credit and funds available from new debt or equity securities offerings; anticipated tax rates; asset retirement obligations; future crop input sales and prices; availability of raw materials; risk mitigation activities; remediation and tailings management activities; the anticipated impact of emissions legislation and the implementation of emissions reduction protocols; Agrium’s emissions and emissions management activities and anticipated compliance costs; environmental and civil liabilities including the anticipated resolution of certain legal and regulatory proceedings and the effect of such proceedings; our assumptions and critical estimates in applying accounting policies; expectations with respect to the impact of future accounting policy standards, amendments and interpretations; business strategies and plans for implementing them; and our future results and plans, including any expected synergies and benefits received from, and our integration plans relating to, our recent, proposed and future acquisitions and dispositions.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Readers are cautioned not to place undue reliance on the forward-looking statements which involve known and unknown material risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the discussion under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements” with respect to the material assumptions and risks associated with the forward-looking statements.

10	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

By their nature, forward-looking statements are subject to various risks and uncertainties, including those material risks discussed in this MD&A under “Enterprise Risk Management – Key Business Risks”, which would cause Agrium’s actual results and experience to differ materially from the anticipated results or expectations expressed. Additional risks and uncertainties that may affect all forward-looking information included in this MD&A include, but are not limited to, the following:

w

General economic, market, business and weather conditions, including global agricultural supply/demand factors and crop price levels; global and regional supply/demand factors impacting the crop input application season and the price of crop nutrients and raw materials/feedstock; global economic and market conditions affecting availability of credit and access to capital markets; build-up of inventories in distribution channels; changes to foreign exchange rates; and availability of labor supply;

w

Changes in government policies and legislation and regulation, or the interpretation, administration and enforcement thereof, in the jurisdictions in which we operate, regarding agriculture and crop input prices, safety, production processes, environment, greenhouse gas and others;

w

Actions by competitors and others that include changes to industry capacity, utilization rates and product pricing; performance by customers, suppliers and counterparties to financial instruments; potential for expansion plans to be delayed; and restrictions on our ability to transport or deliver production to markets, including potential changes to anti-trust laws, or interpretations thereof, that could negatively impact our international marketing operations through Canpotex Limited (“Canpotex”) the offshore marketing agency for potash produced in the Province of Saskatchewan, wholly-owned by us and the two other major potash producers in Canada;

w

Changes in margins and/or levels of supplier rebates for major crop inputs such as crop protection products, nutrients and seed, as well as crop input prices declining below cost of inventory between the time of purchase and sales;

w

General operating risks associated with investment in foreign jurisdictions; the level and effectiveness of future capital expenditures; reliability of performance of existing capital assets; and fluctuations in foreign exchange and tax rates in the jurisdictions in which we operate;

w

Future operating rates, production costs and sustaining capital of our facilities; unexpected costs from present and discontinued mining operations and/or labor disruptions; the inherent risks associated with our mining operations; inaccuracies in reserve and resource estimates; changes to timing, construction cost and performance of other parties in respect of new facilities; and political risks associated with our interest in the Egyptian Misr Fertilizers Production Company S.A.E. (“MOPCO”), including the risk that MOPCO may not be allowed to proceed with the completion of the new facilities, Argentine Profertil nitrogen facilities, and other facilities;

w

Changes in development plans for our potash expansion project, nitrogen debottleneck and other major capital expansion projects, including the potential for capital construction costs to be higher than expected or construction progress to be delayed, due to factors such as availability of equipment and labor, the performance of other parties, risks associated with technology or inflationary pressure;

w

Environmental, health, safety and security risks typical of those found throughout the agriculture, mining and chemical manufacturing sectors and the crop inputs supply chain, including risk of injury to employees, contractors or members of the public, and possible environmental contamination; and risks associated with the transportation, storage and use of chemicals and the security of our facilities and personnel;

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	11

w

Integration risks that might cause anticipated synergies from our recent (including those described in this MD&A) and future acquisitions to be less than expected, including the acquired business’ actual results being different than those upon which we based our expectations and industry factors which may affect us and the acquired business in general and thereby impact the demand for our products and services; and

w

Strategic risks including our ability to effectively implement our business strategy and our risk mitigation strategies, including hedging and insurance; our ability to close pending and proposed acquisitions and dispositions as anticipated and to integrate and achieve synergies from any assets we may acquire within the time or performance expected of those assets, specifically, there are risks associated with the proposed acquisition of the majority of the Agri-products Business of Viterra and the proposed transaction whereby Viterra’s 34 percent interest in a nitrogen facility located at Medicine Hat, Canada is to be acquired by CF, including completion of the acquisition of the majority of the Agri-products Business of Viterra and the sale of the interest in the Medicine Hat nitrogen facility to CF, as well as the timing thereof, the receipt of the necessary regulatory clearances in respect of the assets proposed to be purchased by Agrium and CF, the satisfaction of other conditions precedent to closing, and potential liabilities associated with the assets proposed to be assumed by Agrium, which may not be known to Agrium at this time, due in part to the fact that the nature of the transaction did not allow for Agrium to complete customary due diligence prior to entering into the agreement to purchase the assets; and the introduction of technologies in the agricultural industry that may be disruptive to our business.

The above items and their possible impact are discussed more fully in the relevant parts of this MD&A, including the sections headed “Key Business Sensitivities” and “Enterprise Risk Management” and in our Annual Information Form. Additional information on the foregoing and other risk factors is also detailed from time to time in the reports filed by Agrium with Canadian securities regulators and with the United States Securities and Exchange Commission.

All of the forward-looking statements contained in this MD&A are qualified by the cautionary statements contained herein and by stated or inherent assumptions and apply only as of the date of this MD&A. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking statements as a result of new information or future events.

ADDITIONAL AND NON-IFRS FINANCIAL MEASURES

Certain financial measures referenced in this MD&A are classified as additional IFRS financial measures, which do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Additional IFRS financial measures include earnings (loss) from continuing operations before finance costs and income taxes (“EBIT”), interest coverage, return on operating capital employed, and return on capital employed. Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization (“EBITDA”), EBITDA to sales, normalized comparable store sales and selected Retail ratios are not recognized measures under IFRS and our method of calculation may not be comparable to that of other companies. Refer to the discussion of Additional and Non-IFRS Financial Measures on page 50 when referring to these measures.

12	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

EXECUTIVE SUMMARY – A RECORD YEAR

2012 IN REVIEW

Agrium is a world leader in the production and distribution of the crop inputs that growers require to maximize their productivity. We also provide our customers with the vital experience, knowledge and services to make the most of these products. In 2012, Agrium achieved the highest consolidated net earnings (“net earnings”) in our 18-year history, as well as net earnings from continuing operations that were in-line with last year’s record results. This was supported by record earnings from our Retail business unit and the second highest earnings on record for our Wholesale and Advanced Technologies business units. Robust demand for all crop inputs supported earnings, as strong global crop prices and record grower cash margins provided an economic incentive for farmers to plant near-record corn acreage and take steps to maximize yields on all crops. Our 2012 results were impacted by a major planned turnaround at our potash mine related to our significant capacity expansion project, a severe drought in the U.S. Midwest and an early start to the winter season in Western Canada, which lowered fall ammonia sales volumes in this important market. In addition to delivering strong financial results this year, we also implemented significant increases to our regular dividend payment and a Cdn$900-million substantial issuer bid in the fourth quarter, in connection with the proposed sale of Viterra Inc.’s (“Viterra”) minority interest in the Medicine Hat nitrogen facility. We believe that our unique position across the agricultural crop input value chain, combined with our focus on cultivating strong operating and financial performance, will allow us to capitalize on the strong fundamentals supporting our business in order to continue delivering value to all of our stakeholders.

2012 | CONSOLIDATED AND BUSINESS UNIT FINANCIAL PERFORMANCE

In 2012, Agrium’s net earnings from continuing operations were $1.5-billion, in-line with the previous record of $1.5-billion in 2011, as a result of continued strength in the underlying agricultural fundamentals. Our 2012 EBITDA1 rose to a record $2.7-billion, from $2.6-billion in 2011.

Our Retail business unit achieved record EBITDA of $951-million in 2012, compared to the previous record of $769-million in 2011, as a result of robust demand for crop inputs related to attractive crop prices as well as a significant improvement in earnings from our Australian Retail operations.

Our Wholesale business unit achieved EBITDA of $1.9-billion in 2012, compared to $2.0-billion in 2011, reflecting lower potash and phosphate prices and reduced potash sales volumes, which were largely offset by higher nitrogen sales volumes and margins.

Our Advanced Technologies (“AAT”) business unit produced EBITDA of $43-million in 2012, supported by strong demand for Environmentally Smart Nitrogen (“ESN”). This compared to a loss of $27-million in 2011, which included a $61-million charge associated with our investment in Hanfeng Evergreen Inc. (“Hanfeng”).

[1]	Refer to Additional and Non-IFRS Financial Measures on page 50 of this MD&A.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	13

Retail

Innovative crop input products and services for global growers

Agrium’s Retail business unit offers innovative crop input products and services to our grower customers across North America, South America and Australia. Our proven ability to supply customers with leading products and services, including high quality seed, crop nutrition, crop protection and related services, has enabled the business to grow significantly in both size and profitability.

Agrium Retail works directly with growers to help them maximize their productivity through the implementation of best management practices, based on a thorough understanding of local soils, climate conditions and crop requirements. We provide innovative technologies, products and experience, backed by a commitment to sound environmental practices. Retail also offers application services for the products we sell, using the latest equipment and standards to meet growers’ needs.

Our proven business model and focus on disciplined growth has made us the largest agricultural input retailer in the United States and Australia, as well as one of the largest in Argentina. We have also established a growing presence in Western Canada, Uruguay, Chile and Brazil. A core component of our Retail strategy is the focus we place on performance management, building upon our strong grower relationships and the strength of our brands – including our proprietary Loveland Products, Inc. (“Loveland”) crop protection and specialty nutrient products and Dyna-Gro seed. Serving customers in diverse markets requires a variety of marketing programs and we are able to effectively adapt to these different market conditions. We provide a complete offering of products and agronomic services in order to achieve greater market penetration and customer loyalty. Additionally, we strive to build strong relationships with leading growers in each of our markets, allowing us to grow along with our customers. We leverage the scale of our Retail business to minimize costs, grow sales of our proprietary products and adopt appropriate technologies to more effectively serve our customers. Through all of these efforts, we are committed to protecting the environment and the health and safety of our employees, customers and the communities in which we operate.

14	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

NORTH AMERICA
Canada
USA
Hawaii
SOUTH AMERICA
Brazil
Argentina
Uruguay
Chile
AUSTRALIA

RETAIL

- CROP PRODUCTION SERVICES CANADA (CPSC)
- CROP PRODUCTION SERVICES (CPS)
- CROP PRODUCTION SERVICES (CPS) HEAD OFFICE
- AGROSERVICIOS PAMPEANOS (ASP)
- HEAD OFFICE
- BRANCH
- STATE OFFICE

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	15

RETAIL | KEY DEVELOPMENTS

In 2012, we continued to make significant progress towards growing our leading Retail position through a combination of organic growth initiatives and accretive acquisitions. We also entered into an agreement with Glencore International plc (“Glencore”) to acquire approximately 90 percent of Viterra’s Retail business following completion of Glencore’s acquisition of Viterra, which occurred on December 17, 2012. In early 2013, Agrium filed notices with the Canadian Competition Bureau and the Australian Competition and Consumer Commission to seek approval for this transaction and we expect approvals to be granted in the first half of 2013. We believe that this acquisition represents an excellent opportunity for growth in the important end-markets of Canada and Australia.

We also completed a significant number of smaller Retail acquisitions in 2012, primarily in the U.S. In total, we acquired 59 Retail locations representing annual sales of $477-million. The largest of these was the acquisition of West Texas Agriplex Inc. (“West Texas Agriplex”) in December, with 12 locations in Western Texas, and the acquisition of Ritter Crop Services, Inc. (“Ritter Crop Services”) in March, with seven locations across Northeast Arkansas, enabling us to further strengthen our position in the Southern U.S. region. We also expanded our footprint in South America this year through the acquisition of Utilfértil Indústria E Comércio De Fertilizantes Ltda. (“Utilfertil”) in Southern Brazil. The establishment of this foothold position in Brazil builds upon our existing Retail presence in Argentina, Chile and Uruguay and has allowed us to enter this key agricultural market in a lower-capital manner.

RETAIL | FINANCIAL RESULTS

Retail’s 2012 financial results were its strongest ever in terms of sales, gross profit, EBIT and EBITDA. In 2012, Retail sales reached $11.5-billion, compared to $10.3-billion in 2011. Gross profit also increased to $2.5-billion, up from $2.3-billion in 2011. EBIT increased to $757-million, compared to $600-million in 2011, while EBITDA rose to $951-million, compared to $769-million reported last year.

Retail’s record 2012 financial results were driven by the combination of strong global crop prices, increased planted acreage across key agricultural regions, as well as one of the earliest North American spring seasons in history and an extended fall application season, which supported robust demand for crop input products and services. Comparable store sales increased by 8 percent in 2012, compared to 14 percent in 2011, while normalized comparable store sales1 increased by 8 percent in 2012, compared to 1 percent in 2011. Smaller acquisitions completed in 2011 and 2012 contributed approximately $207-million and $156-million in sales, respectively, in 2012. Significantly stronger results from our Australian Retail operations also supported our record performance this year. Depreciation and amortization expense increased to $194-million in 2012, compared to $169-million in 2011, primarily due to the full-year and partial-year inclusion of Retail acquisitions made in 2011 and 2012, respectively, and an increase in capitalized equipment. Record sales in 2012 were partially offset by a corresponding increase in cost of product sold, which was $9.0-billion in 2012, compared to $8.0-billion in 2011.

[1]	Refer to Additional and Non-IFRS Financial Measures on page 50 of this MD&A.

16	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

RETAIL | EXPENSES

Retail selling expenses, which tend to vary directly with sales activity, increased by 5 percent to $1.7-billion in 2012. This was due primarily to higher expenses associated with the increased scale of the business as a result of acquisitions, employee-related expenses and an increase in depreciation and amortization expense associated with acquired businesses and purchased equipment. These expense increases were largely offset by a decrease in costs associated with leased equipment, as well as lower loss and damage claims. Total selling expense as a percentage of sales was 14.5 percent in 2012, a decrease from the 15.5 percent recorded in 2011. Retail’s operating coverage ratio1 also improved to 69 percent in 2012, down from 74 percent in 2011, as a result of a greater increase in gross profit relative to operating expenses. In addition to gross margins, we also measure EBITDA as a percentage of sales1. In 2012, EBITDA as a percentage of sales was 8.3 percent, compared to 7.5 percent in 2011.

„ RETAIL PERFORMANCE

	Years ended December 31,
(millions of U.S. dollars, except as noted)	2012	2011
Sales	11,479	10,316
Cost of product sold	9,001	8,030
Gross profit	2,478	2,286
Selling	1,669	1,595
General and administrative	122	120
Earnings from associates	(9)	(1)
Other income	(61)	(28)
EBIT	757	600
EBITDA	951	769
EBITDA as a percent of sales (%)	8.3	7.5

CROP NUTRIENTS: PRODUCTS AND SERVICES

Retail supplies the crop nutrients that are essential to growing healthy plants, including dry and liquid nitrogen, phosphate, potash, sulfur and micronutrients. These are typically bulk blended at Agrium Retail branches to match local conditions and grower requirements for each field and crop. Our Retail agronomists use the 4R Nutrient Stewardship system to help determine the right nutrient source, in the right amounts, applied at the right time and in the right place. The 4R Nutrient Stewardship system provides a framework to achieve cropping system goals, such as increasing production, increasing grower profitability and improving environmental protection. Our Retail branches work closely with growers in order to understand their goals and customize our delivery of products, agronomic advice and product application services that help achieve these goals. Agrium Retail also delivers additional value to growers through its application services, which are provided on a fee-for-service basis. Agrium Retail acquires crop nutrient products from a wide variety of suppliers at market prices, including purchases from Agrium Wholesale.

[1]	Refer to Additional and Non-IFRS Financial Measures on page 50 of this MD&A.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	17

CROP NUTRIENTS: FINANCIAL RESULTS

Crop nutrient sales were $5.1-billion in 2012, compared to $4.5-billion in 2011. The increase was due to a combination of higher nutrient prices and stronger sales volumes this year. Average crop nutrient sales prices were up 7 percent year-over-year due to stronger average crop nutrient prices, particularly for nitrogen products. Retail nutrient sales volumes also increased by 6 percent, reaching 8.2 million tonnes in 2012, compared to 7.7 million tonnes in 2011. Most of the increase occurred in North America, as growers took advantage of strong global crop prices, attractive cash margins and the early North American spring season to increase planted acreage and use of crop nutrients. Cost of product sold increased to $4.3-billion in 2012, compared to $3.8-billion in 2011, due to the same factors. Gross profit reached $821-million this year, compared to $758-million in 2011. The increase in gross profit was due to higher nutrient sales volumes, as well as slightly higher per tonne margins on crop nutrient sales in 2012. Crop nutrient margins were $101 per tonne in 2012, compared to $98 per tonne last year, partly supported by improved margins in our Australian operations and through expanded sales of proprietary specialty nutritional product lines. Nutrient margins in our Australian operations are lower than those in North and South America, as nutrients in this market are primarily held at port and blended by the product suppliers once Agrium arranges a sale. Gross margin as a percentage of crop nutrient sales was 16.0 percent in 2012, compared to 16.7 percent in 2011.

CROP PROTECTION PRODUCTS: PRODUCTS AND SERVICES

Agrium Retail’s crop protection business markets a broad spectrum of herbicide, fungicide, insecticide and adjuvant products that help growers minimize yield losses and protect crop quality from weeds, disease and insects. Our Retail business serves as both a retailer of crop protection products and, to a lesser extent, a wholesaler to other retail operators. We buy brand name and generic products from recognized suppliers and we market Loveland branded products in more than 25 countries. We are the largest independent distributor of crop protection products in the U.S. and we own and operate five blending and formulation facilities, located in Greeley, Colorado; Billings, Montana; Greenville, Mississippi; Fairbury, Nebraska; and Casilda, Argentina.

CROP PROTECTION PRODUCTS: FINANCIAL RESULTS

Crop protection sales increased to $3.9-billion in 2012, compared to $3.4-billion in 2011. The increase this year was attributable to higher prices and sales volumes for most product lines. The cost of crop protection products sold increased to $3.0-billion in 2012, compared to $2.7-billion in 2011, due to similar factors. Gross profit for crop protection products reached $928-million in 2012, compared to $798-million in 2011. The increase in sales was primarily due to stronger grower demand in our North American Retail operations, supported by increased sales of glyphosate and other herbicides, which more than offset lower demand for fungicides following the onset of the severe U.S. drought. In North America, our proprietary Loveland products accounted for approximately 18 percent of our total crop protection product sales, compared to approximately 16 percent in 2011, and contributed margins significantly higher than other crop protection products.

18	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

SEED: PRODUCTS AND SERVICES

Agrium Retail’s network provides seed and information for growers across key agricultural regions. We offer our own proprietary Dyna-Gro branded seed and also procure seed from top global suppliers. Our Dyna-Gro seed specialists source key seed genetics from major seed suppliers and match seed characteristics to local soil and growing conditions in order to achieve the best results in each area. Increases in seed market share, combined with continued technological advancements in seed genetics and our focus on delivering high quality seed products to our customers, provide significant potential for continued strong growth in this key area of our business.

SEED: FINANCIAL RESULTS

Seed sales reached $1.2-billion in 2012, compared to $1.1-billion in 2011. This increase in seed sales was due primarily to an increase in seeded acreage across most major crops in North America this year, particularly corn and wheat. The cost of product sold for seed also increased to $949-million in 2012, compared to $855-million in 2011, as a result of higher seed costs and a shift in product mix relative to last year. Gross profit from seed was $240-million, compared to $230-million in 2011. In 2012, Agrium’s proprietary Dyna-Gro branded seed sales increased by 11 percent over the previous year and accounted for approximately 19 percent of our total North American seed sales in 2012.

MERCHANDISE: PRODUCTS AND SERVICES

The merchandise product category includes fencing, feed supplements, livestock-related animal health products, irrigation equipment and other products. This product line is a much larger component of our Australian operations than it is for Agrium’s North and South American Retail operations.

MERCHANDISE: FINANCIAL RESULTS

Merchandise sales totaled $524-million in 2012, compared to $629-million in 2011. Gross profit reached $93-million, compared to $89-million in 2011. The decrease in sales and increase in gross profit relative to 2011 reflected actions taken to discontinue sales of less profitable product lines.

SERVICES AND OTHER: PRODUCTS AND SERVICES

Agrium delivers value to growers and earns customer loyalty through services such as product application, soil and leaf testing and crop scouting. We maintain a large fleet of application equipment in order to ensure timely applications at optimal rates, helping customers to maximize yields while saving time and resources. Seed treatment is also a service that we increasingly provide to growers. This service involves applying chemical to seeds pre-planting to protect them from pests and disease. Services in our Australian operations also include agency fees associated with providing customers with livestock and wool marketing, as well as various insurance and real estate services.

Crop Production Services (“CPS”) offers customers a variety of specialty services in the Western U.S. to help ensure effective crop input applications aimed at optimizing yields and minimizing input losses on the region’s high-value crops. This includes the operation of our Precision Ag Lab laboratory services and a wireless network of weather stations in the region, which supply field-specific weather data and soil moisture information to proprietary software that predicts disease and infestation. Across the rest of the U.S., CPS provides tissue and soil sampling services aimed at optimizing yields. We also offer NutriScription and NutriScription HD, which are our advanced plant nutrient and precision agriculture software packages. NutriScription allows for the analysis of in-season plant nutrient values and recommends specialized products to correct deficiencies during the growing season. NutriScription HD is a field-based farm data management solution that includes yield data mapping, record keeping, soil fertility management, variable rate fertility and variable rate seeding recommendations.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	19

SERVICES AND OTHER: FINANCIAL RESULTS

Sales of services and other were $718-million in 2012, compared to $616-million in 2011. The increase was due primarily to stronger demand for application services in North America as a result of increased nutrient and crop protection sales volumes. Gross profit decreased to $396-million in 2012, compared to $411-million the previous year, largely as a result of lower earnings associated with the livestock and wool businesses in our Australian Retail operations. Lower livestock prices decreased sales commissions and led to lower livestock sales volumes.

SEGMENT PERFORMANCE

„ SEGMENT PERFORMANCE

	Years ended December 31,
(millions of U.S. dollars, except as noted)	2012	2011
Crop nutrients
Sales	5,124	4,537
Cost of product sold	4,303	3,779
Gross profit	821	758
Gross profit (%)	16.0	16.7
Crop protection products
Sales	3,924	3,449
Cost of product sold	2,996	2,651
Gross profit	928	798
Gross profit (%)	23.6	23.1
Seed
Sales	1,189	1,085
Cost of product sold	949	855
Gross profit	240	230
Gross profit (%)	20.2	21.2
Merchandise
Sales	524	629
Cost of product sold	431	540
Gross profit	93	89
Gross profit (%)	17.7	14.1
Services and other
Sales	718	616
Cost of product sold	322	205
Gross profit	396	411
Gross profit (%)	55.2	66.7
Total sales	11,479	10,316
Total cost of product sold	9,001	8,030
Total gross profit	2,478	2,286
Total gross profit (%)	21.6	22.2

20	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

RETAIL | QUARTERLY RESULTS

Our Retail business is seasonal in nature and strongly influenced by the North American second quarter planting season. The second quarter is also important to Agroservicios Pampeanos, our primary operating subsidiary in South America. The early start to the U.S. spring season in 2012 contributed to a much higher than normal realization of sales and gross profit from our North American operations in the first quarter of this year. The addition of our Australian Retail operations through the acquisition of Landmark in late 2010 also contributes to first quarter sales, but it too has a significant second quarter performance profile due to input applications ahead of the planting season for winter wheat.

„ RETAIL QUARTERLY RESULTS

	2012				2011
(millions of U.S. dollars, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales – domestic	1,447	1,232	4,405	1,866	1,253	1,400	3,790	1,247
Sales – international	528	602	814	585	582	611	858	575
Total sales	1,975	1,834	5,219	2,451	1,835	2,011	4,648	1,822
Cost of product sold	1,466	1,396	4,115	2,024	1,383	1,513	3,652	1,482
Gross profit	509	438	1,104	427	452	498	996	340
Gross profit (%)	26	24	21	17	25	25	21	19
Gross profit by product
Crop nutrients	155	111	400	155	142	124	377	115
Crop protection products	203	202	400	123	145	226	325	102
Seed	43	28	125	44	33	30	132	35
Merchandise	21	17	32	23	26	19	27	17
Services and other	87	80	147	82	106	99	135	71
EBIT	75	69	556	57	37	92	486	(15)
EBITDA	124	121	605	101	80	135	529	25

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	21

Wholesale

A major international producer, marketer and distributor of all major fertilizer products

Agrium’s Wholesale business unit is a major international producer, marketer and distributor of all major fertilizer products, with over nine million tonnes of annual crop nutrient production capacity and over three million tonnes of additional distribution sales volumes. Our broad asset mix enables us to provide a diverse range of crop nutrient products to meet the needs of our international customer base, which is primarily comprised of agricultural retailers that supply these products to growers of grains, oilseeds and other crops, in order to optimize crop yields and quality.

Agrium Wholesale focuses on leveraging our competitive strengths in the production, distribution and marketing of crop nutrients across key international markets. These include manufacturing our products and distributing them to our primary end-market customers, as well as securing low-cost raw material inputs. Agrium Wholesale is committed to building on the important relationships with our customers and suppliers to help feed the world’s growing population in a safe and sustainable manner, while actively supporting the communities in which we operate.

22	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

NORTH AMERICA

Canada
USA
Roma
Redwater
Fort Saskatchewan
Joffre
Calgary
Standard
Carseland
Kamloops
Granum
Ft. Macleod
Vanscoy
Watson
Clavet
Bloom
Kapuskasing
Moses Lake
Kennewick
Plymouth
Leal
Conda
Garner
Early
Marseilles
Homestead
Niota
Meredosia
North Bend
Denver
West Sacramento
Mt. Vernon
Lynchburg
Paducah
Borger
Florence
Americus
Tifton

EUROPE & AFRICA/ MIDDLE EAST

Rostock
Rouen
La Pallice
Bordeaux
Ravenna
Livorno
Pleven
Varna
Damietta (MOPCO Nitrogen Production Facility)**
Egypt

SOUTH AMERICA

Argentina
San Martin
San Nicolas Import Terminal (Profertil)
Bahia Blanca (Profertil S.A.)*

WHOLESALE

- NITROGEN PRODUCTION FACILITY
- SOLUTION PRODUCTION FACILITY
- PHOSPHATE PRODUCTION FACILITY
- PHOSPHATE MINE
- POTASH PRODUCTION FACILITY
- POTASH MINE
- GRANULATION PRODUCTION FACILITY
- ANHYDROUS AMMONIA STORAGE
- SOLUTION STORAGE
- DRY STORAGE
- BLEND STORAGE
- ENGRO DISTRIBUTION
- AMMONIA PIPELINE SYSTEM
- UNITED STATES SALES OFFICE
- CORPORATE/WHOLESALE HEAD OFFICE
- AGRIUM EUROPE SUBSIDIARY/ SALES OFFICE
- AGRIUM EUROPE HEAD OFFICE

* Profertil S.A. is 50 percent owned by Agrium Inc. in Argentina.

** Agrium owns a 26 percent interest in Misr Fertilizers Production Company, S.A.E. ("MOPCO") in Egypt.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	23

Growers use the following three key crop nutrients to help replenish soil nutrient balance and enhance both crop yields and quality.

	N		P		K
	NITROGEN		PHOSPHATE		POTASH
Role of nutrient

Improves crop growth, yield and protein levels		Stimulates root development and flowering and encourages early crop development		Regulates plant growth processes and helps protect crops from drought and disease
Our products

Ammonia, urea, urea ammonium nitrate (“UAN”) solutions, ammonium nitrate		Monoammonium phosphate (“MAP”), superphosphoric acid (“SPA”) products		Muriate of potash (“MOP” or “potash”)
Our advantage

w	Overall low North American natural gas prices and a further Western Canadian	w	Competitive cost position on sulfur and ammonia;	w	World-scale, high-quality and low-cost advantage;
	AECO gas advantage relative to NYMEX; and	w w	In-market freight advantage; and Redwater phosphate rock supply agreement to 2020, providing downside protection during periods of low phosphate prices.	w	High historical operating rate due to integration with Retail and a balanced geographic sales mix;
w	Facilities located near key end markets in the Americas and Europe.
				w	Capacity expansion initiative; and
				w	Part of major international marketing and logistics company (Canpotex).

„ 2012 WHOLESALE CAPACITY, PRODUCTION AND SALES

(thousands of product tonnes)	Capacity		Production (d)	Sales (e)
Nitrogen Volumes
North America
Canada	3,515		2,680	1,581
U.S.	1,333		1,100	2,148
International (a)	635		550	556
Total Nitrogen	5,483		4,330	4,285
Potash Volumes
North America
Canada	2,035		1,419	123
U.S.	—		—	696
International	—		—	473
Total Potash	2,035		1,419	1,292
Phosphate Volumes
North America
Canada	660	(b)	516	511
U.S.	510	(b)	469	584
Total Phosphate	1,170	(b)	985	1,095
Other Volumes
North America
Canada	355		334	254
U.S.	296		229	341
International	—		—	24
Total Other	651		563	619
Total Produced Product	9,339		7,297	7,291
Purchase for Resale Volumes (c)
North America
U.S.	—		—	654
International	—		—	2,540
Total Purchase for Resale				3,194
Total Wholesale	9,339		7,297	10,485

(a)	Represents our 50 percent joint venture interest in the capacity of Profertil.
(b)	SPA and Merchant Grade Phosphoric Acid (“MGA”) are reported in cargo weight.
(c)	Purchase for resale includes sales of all the major crop nutrient products.
(d)	Production, net of transfers
(e)	Sales represent country of sales destination, not country of production.

24	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

WHOLESALE | KEY DEVELOPMENTS

In 2012, we continued to build the foundations for future growth in Wholesale capacity and earnings, with expansion projects in both potash and nitrogen.

Our brownfield potash expansion project is on schedule and on budget, with completion expected in the second half of 2014. The project will effectively increase our annual production capacity by one million tonnes, with an associated capital cost projection of approximately $1.5-billion, or about $1,500 per tonne of additional capacity.(a) In 2012, we reached a significant project milestone by completing a planned eight-week turnaround at the facility, the first of two that are necessary to facilitate the expansion of our existing site. The next major turnaround is scheduled to take place over a 14-week period during the second and third quarters of 2014.

We are also moving forward with evaluations of potential nitrogen expansion opportunities in North America and progressing on our brownfield debottleneck project in Argentina. We have identified two potential brownfield opportunities at our Redwater, Alberta and Borger, Texas production facilities, and have commenced an early-stage evaluation of a greenfield expansion project within the U.S. Corn Belt. At this time, we are completing preliminary engineering and cost estimations for our brownfield opportunities, and recommendations for the path forward are expected to be presented to Agrium’s Board in the first half of 2013. We anticipate that these could contribute approximately 700,000 tonnes of additional annual urea capacity. With respect to the potential greenfield expansion, we are also progressing cost estimates and project evaluations.

Agrium has a 50 percent interest in the Profertil nitrogen facility located in Bahia Blanca, Argentina, which has a current total annual capacity of 1.2 million tonnes of urea and 70,000 net tonnes of merchant ammonia. YPF S.A., formerly Repsol YPF S.A., is our 50 percent joint venture partner in the Profertil facility. The Argentine government nationalized a significant portion of Repsol’s share of YPF S.A. in 2012, which has not impacted operations at the facility. The previously announced brownfield debottleneck project at our Profertil nitrogen facility is proceeding and is expected to be completed in 2014. This project will increase the facility’s total annual production capacity by approximately 122,000 tonnes of urea and 10,000 net tonnes of merchant ammonia. Additionally, it is anticipated that per tonne production costs will be significantly reduced upon completion of the debottleneck project as a result of more efficient gas utilization. In 2012, Profertil finished the construction of a terminal on the Parana River, near the city of Rosario, Argentina. This terminal includes a dedicated berth and two 100,000 tonne dry storage buildings in a key agricultural region of Argentina.

MOPCO, in which Agrium owns a 26 percent stake, was able to bring its existing Egyptian nitrogen facility production back on line in the third quarter of 2012. The project to triple current production capacity at the site, to reach annual production of 1.95 million tonnes of urea and 150,000 net tonnes of merchant ammonia, was over 90 percent complete before civil unrest resulted in a shutdown at the site in November 2011. We are optimistic that construction on the expansion project will be allowed to recommence once the security situation in the country improves, particularly given the existing facility’s strong environmental and economic performance, as well as the positive additional contribution the expanded facility could provide to the Egyptian economy.

In September 2012, Neptune Bulk Terminals (Canada) Ltd. commenced construction of Agrium’s import terminal on the West Coast of Canada. This terminal will facilitate the handling and delivery of imported phosphate rock from Morocco to our facility in Redwater, Alberta, once the current supply from Kapuskasing, Ontario is depleted in 2013. Construction of the terminal is scheduled to be complete in the second half of 2013.

(a)	Certain scientific and technical information regarding Vanscoy Potash Operations is based on the technical report titled “National Instrument 43-101 Technical Report on Vanscoy Potash Operations” dated February 15, 2012 (the “Technical Report”) prepared by A. Dave Mackintosh, P. Geo of ADM Consulting Limited and Erika D. Stoner of the Company, both of whom are Qualified Persons as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The Technical Report has been filed with the securities regulatory authorities in each of the provinces of Canada. Portions of the following information are based on assumptions, qualifications and procedures that are not fully described herein. References should be made to the full text of the Technical Report which is available for review on SEDAR located at www.sedar.com.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	25

WHOLESALE | FINANCIAL RESULTS

Sales from Wholesale operations were $5.5-billion in 2012, compared to $5.6-billion in 2011. Gross profit was $1.9-billion in 2012, compared to $2.0-billion in 2011. Wholesale EBIT was $1.7-billion in 2012, compared to $1.8-billion in 2011. EBITDA also decreased slightly to $1.9-billion in 2012, from a record $2.0-billion in 2011. This was primarily due to lower potash and phosphate prices and reduced potash sales volumes, which were largely offset by stronger nitrogen sales volumes and margins. Our 2012 results were the second highest on record for our Wholesale operations, due to a combination of the strength in the agricultural fundamentals in general and robust demand for crop nutrients in particular, as well as the continued leveraging of our competitive strengths.

WHOLESALE | EXPENSES

Wholesale expenses were $146-million in 2012, compared with $136-million in 2011. The increase was primarily related to hedging losses in 2012, lower earnings from MOPCO and an increase in charges associated with environmental remediation liabilities related to Idaho legacy mining properties that once provided phosphate ore to our Conda, Idaho production facility. This was partially offset by lower potash profit and capital tax, as a result of capital expenditures on our brownfield potash expansion project.

Included in Wholesale expenses, under earnings from associates, is our 26 percent equity interest in MOPCO. MOPCO reported $2-million in equity earnings in 2012, compared to a contribution of $19-million in 2011. The facility as well as the construction to triple the existing production capacity was shut down in November 2011, and the existing nitrogen facility was restarted in September 2012.

„ WHOLESALE PERFORMANCE

	Years ended December 31,
(millions of U.S. dollars, except as noted)	2012	2011
Nitrogen
Sales	2,298	2,051
Gross profit	1,195	974
Potash
Sales	618	809
Gross profit	342	513
Phosphate
Sales	797	893
Gross profit	199	349
Other
Sales	284	257
Gross profit	103	86
Product purchased for resale
Sales	1,455	1,566
Gross profit	41	60
Total sales	5,452	5,576
Total gross profit	1,880	1,982
Selling	41	42
General and administrative	50	47
Earnings from associates	(2)	(19)
Other expenses	57	66
EBIT	1,734	1,846
EBITDA	1,940	2,019
EBITDA as a percent of sales (%)	35.6	36.2

26	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

NITROGEN [N] PRODUCTS

Nitrogen represents over 60 percent of the total volume of crop nutrients used globally and over 50 percent of our 2012 Wholesale sales of manufactured product. It is also the one crop nutrient most likely to show an immediate adverse impact on a crop’s yield if application rates are reduced. The building block for virtually all nitrogen products is ammonia, which can be applied directly as a fertilizer or upgraded to products such as urea, UAN solutions or ammonium nitrate.

Agrium owns and operates five major nitrogen production facilities in North America and has a 50 percent joint venture interest in a nitrogen facility in South America, along with five facilities in North America that upgrade ammonia to other nitrogen products, such as UAN and nitric acid. These facilities have a combined annual nitrogen production capacity of approximately 5.5 million tonnes. We also have a 26 percent equity interest in an Egyptian nitrogen facility with total annual production capacity of 675,000 tonnes of urea. Collectively, these global production assets place Agrium among the world’s top three publicly traded nitrogen producers.

Our extensive North American nitrogen facilities benefit from the development of long-term, low-cost, non-conventional (shale) natural gas, which has positioned North America amongst the lowest gas cost regions in the world. Our Alberta-based facilities further benefit from having access to some of the lowest cost gas in North America. Furthermore, Agrium’s extensive network of distribution systems and locations facilitate the supply of product to the core markets of Western Canada, the Northern U.S. Plains and the Pacific Northwest, where nitrogen prices are generally higher than in the rest of North America. Our Argentine nitrogen facility also benefits from similar in-market advantages related to its position in Argentina’s large domestic fertilizer market.

On an annual basis, approximately 75 percent of our nitrogen sales are directed to agricultural markets, with the remaining 25 percent sold to industrial customers. Domestic demand from agricultural customers is highly seasonal in nature, while industrial demand is more evenly distributed throughout the year. Much of the industrial ammonia that Agrium sells is priced on a gas index-plus margin basis, thereby contributing to stability in sales and earnings throughout the year. As a result, our average sales price for ammonia in a given quarter will be influenced by the relative weighting of industrial sales against those made to the generally higher-return agricultural markets. Industrial ammonia sales volumes were approximately 495,000 tonnes in 2012, compared to 526,000 tonnes in 2011.

NITROGEN | FINANCIAL RESULTS

NITROGEN GROSS PROFIT

Nitrogen gross profit reached a record of $1.2-billion in 2012, compared to $974-million in 2011. The 23 percent increase was due to higher realized prices and sales volumes, as well as lower natural gas costs for nitrogen products. Our average margins on a per tonne basis were $279 per tonne in 2012, compared to $240 per tonne in 2011.

NITROGEN PRICES

Agrium’s average realized nitrogen price was $536 per tonne in 2012, compared with $506 per tonne in 2011. Benchmark U.S. Gulf (NOLA) urea prices averaged $512 per tonne in 2012, an 8 percent increase over 2011. NOLA urea prices started the year at approximately $435 per tonne, increased to a high of $800 per tonne in April 2012, and ended the year at approximately $440 per tonne. North American ammonia prices were also higher in 2012, with average benchmark U.S. Corn Belt ammonia prices of $777 per tonne in 2012, compared to $757 per tonne in 2011. Nitrogen prices were supported by strong demand related to a significant increase in crop plantings in North America and below average domestic producer inventories of urea and ammonia products throughout 2012.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	27

„ NITROGEN PERFORMANCE

	Years ended December 31,
(millions of U.S. dollars, except as noted)	2012	2011
Nitrogen Domestic
Sales	2,011	1,797
Cost of product sold	936	970
Gross profit	1,075	827
Tonnes sold (‘000)
Ammonia	1,188	1,152
Urea	1,511	1,376
Other	1,030	1,022
Total domestic tonnes sold (‘000)	3,729	3,550
Selling price per tonne
Ammonia	627	586
Urea	581	544
Other	377	367
Selling price per tonne	539	506
Margin per tonne	288	233
Nitrogen International
Sales	287	254
Cost of product sold	167	107
Gross profit	120	147
Tonnes sold (‘000)	556	509
Selling price per tonne	514	500
Margin per tonne	216	290
Total Nitrogen
Sales	2,298	2,051
Cost of product sold	1,103	1,077
Gross profit	1,195	974
Tonnes sold (‘000)	4,285	4,059
Selling price per tonne	536	506
Cost of product sold per tonne	257	266
Margin per tonne	279	240

NITROGEN PRODUCT AND GAS COST

Nitrogen cost of product sold was $1.1-billion in 2012, in-line with $1.1-billion in 2011. On a per tonne basis, cost of product sold in 2012 averaged $257 per tonne, compared with $266 per tonne in 2011. The decrease in per tonne cost of product sold was due to lower North American natural gas costs, which was partially offset by a government-imposed surcharge of $2 per MMBtu on gas supplied to our Profertil facility in Argentina. Production asset depreciation and amortization expense is included in cost of product sold in the amount of $18 per tonne in 2012, compared to $20 per tonne in 2011.

Gas volumes purchased in 2012 were 120 billion cubic feet, up from 112 billion cubic feet in 2011. Agrium’s overall gas cost of product sold for 2012 was $3.38 per MMBtu ($3.07 per MMBtu, excluding the impact of realized losses on natural gas derivatives), compared to $4.03 per MMBtu in 2011 ($3.83 per MMBtu, excluding the impact of realized losses on natural gas derivatives). Hedging gains or losses on all gas derivatives are included in other expenses and therefore not included in cost of product sold. The average U.S. benchmark (NYMEX) natural gas price for 2012 was $2.80 per MMBtu, compared to $4.07 per MMBtu in 2011. The Alberta (AECO) basis differential was a $0.40 per MMBtu discount to NYMEX in 2012, higher than the $0.33 per MMBtu differential in 2011. In early 2012, the Argentine government imposed a $2 per MMBtu surcharge on gas supplied to most industrial users, including the Profertil nitrogen production facility, which impacted our overall gas cost in 2012. A provision for the disputed increase is included in Agrium’s overall gas cost. Profertil is holding payments pursuant to a court injunction while disputing the surcharge in the Argentine courts.

In Argentina, our Profertil nitrogen facility has three competitively priced gas contracts, which cover approximately 80 percent of its gas requirements. All three contracts extend to 2017, while additional gas requirements are met through a mix of spot purchases and short-term (one and two-year) contracts. Pan American Energy is our largest gas supplier, followed by Petrobras S.A. and YPF S.A. The Argentine government has at times limited industrial gas deliveries in order to meet residential demand during the peak winter season.

28	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

„ NATURAL GAS USE (BCF)

	Western Canada	U.S. (Borger, TX)	International (Profertil)	Potash and Other	Total
2012	84	19	14	3	120
2011	75	19	15	3	112

„ NATURAL GAS PRICES:

     NORTH AMERICAN INDICES AND AGRIUM PRICES

(U.S. dollars per MMBtu)	2012	2011
NYMEX	2.80	4.07
AECO	2.40	3.74
Basis	0.40	0.33
Wholesale
Overall gas cost excluding realized hedging losses	3.07	3.83
Realized hedging impact	0.31	0.20
Overall gas cost (a)	3.38	4.03

(a)	Weighted average gas price of all gas purchases, including our 50 percent share of the Profertil facility.

NITROGEN SALES VOLUMES AND OPERATING RATES

Nitrogen sales volumes were 4.3 million tonnes in 2012, compared to 4.1 million tonnes in 2011. The increase in nitrogen sales volumes in 2012 was related to stronger domestic and international urea and ammonia volumes, as a result of increased demand for nitrogen products in core markets, due to attractive crop prices. The nitrogen product category is primarily made up of urea, ammonia, UAN and industrial grade ammonium nitrate. Urea is the highest volume nitrogen product globally, and accounted for over 40 percent of Agrium’s nitrogen capacity and 2012 production.

POTASH [K] PRODUCTS

Agrium is North America’s third largest producer of potash. Potash deposits are highly concentrated within only a few regions of the world. The world’s largest known potash deposits are in Saskatchewan, Canada, whose mines accounted for about 46 percent of 2012 global potash reserves. Additionally, Canada accounted for approximately 36 percent of global potash trade in 2012. Agrium produces potash at our facility in Vanscoy, Saskatchewan.

POTASH | FINANCIAL RESULTS

POTASH GROSS PROFIT

Our potash gross profit was $342-million in 2012, compared to $513-million in 2011. The decrease in gross profit this year was due to substantially lower international sales volumes resulting from lower international potash demand this year, as well as the impact of the planned eight-week turnaround at our Vanscoy facility. On a per tonne basis, potash margins averaged $265 per tonne in 2012, compared to $290 per tonne in 2011.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	29

„ POTASH PERFORMANCE

	Years ended December 31,
(millions of U.S. dollars, except as noted)	2012	2011
Potash Domestic
Sales	437	471
Cost of product sold	203	176
Gross profit	234	295
Tonnes sold (‘000)	819	846
Selling price per tonne	534	556
Margin per tonne	286	348
Potash International
Sales	181	338
Cost of product sold	73	120
Gross profit	108	218
Tonnes sold (‘000)	473	919
Selling price per tonne	383	368
Margin per tonne	228	238
Total Potash
Sales	618	809
Cost of product sold	276	296
Gross profit	342	513
Tonnes sold (‘000)	1,292	1,765
Selling price per tonne	479	458
Cost of product sold per tonne	214	168
Margin per tonne	265	290

POTASH PRICES

Agrium’s average potash selling price was $479 per tonne in 2012, compared to $458 per tonne in 2011. Our international sales are marketed through Canpotex, the offshore marketing agency for potash in the province of Saskatchewan, which is wholly-owned by three major potash producers in Canada including Agrium. Our share of Canpotex total sales in 2012 was 9 percent. International prices are referenced at the mine site, while domestic North American sales are referenced as delivered prices. Domestic sales volumes accounted for about 63 percent of total sales in 2012, compared to 48 percent in 2011. Our realized North American selling price declined to $534 per tonne in 2012, compared to $556 per tonne in 2011. Benchmark prices in the U.S. Corn Belt also declined from $553 per tonne in 2011 to $519 per tonne in 2012. Our average international sales price was $383 per tonne in 2012, a slight increase over 2011 prices. The overall increase in realized international prices was due to strong demand in the first half of 2012. However, international prices came under pressure in the second half of 2012, due to delays in the contract negotiations with both China and India. A contract with China was finalized late in 2012. Demand from India was heavily impacted by significantly lower domestic subsidies to farmers, which resulted in a significant decline in its potash consumption.

POTASH PRODUCT COST

Potash cost of product sold in 2012 was $276-million, compared to $296-million in 2011. On a per tonne basis, the average cost of product sold was $214 per tonne, compared to $168 per tonne in 2011. The increase in cost of product sold relative to 2011 was attributable to the impact of fixed costs recorded directly to cost of product sold, due to lower production volumes resulting primarily from the planned eight-week turnaround at our Vanscoy facility. The increase in cost of product sold was also driven by a higher proportional shift in our sales mix towards the domestic market as a result of weaker international demand. On a per tonne basis, cost of product sold is higher for our domestic sales due in part to the impact of transportation costs. Production asset depreciation and amortization expense is included in cost of product sold in the amount of $32 per tonne in 2012, compared to $22 per tonne in 2011.

30	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

POTASH SALES VOLUMES AND OPERATING RATES

Potash sales volumes were 1.3 million tonnes in 2012, compared to 1.8 million tonnes in 2011. The reduction in total sales volumes was primarily due to the planned eight-week turnaround at our Vanscoy facility this year and weaker international potash demand. We sold 819,000 tonnes into the domestic market in 2012, which was down from 846,000 tonnes in 2011. The proportion of our total sales volumes directed to the domestic market increased to 63 percent in 2012, compared to 48 percent in 2011. International potash sales volumes accounted for 473,000 tonnes of product sales in 2012, compared to 919,000 tonnes in 2011.

Our current annual production capacity of 2 million tonnes requires 5.9 million tonnes of feed at a grade of 24.6 percent K2O and a milling recovery rate of 85 percent. Our 2012 Technical Report(a) gives an expected mine life of 46 years when considering Proven and Probable Mineral Reserves and Measured and Indicated Mineral Resources, with an additional 15 years estimated to be contained in Inferred Mineral Resources at our higher forecasted post-expansion rate, which is based on the updated estimate of 65.8 million tonnes of Proven Mineral Reserves (24.5% K2O), 15.2 million tonnes of Probable Mineral Reserves (22.7% K2O), 168.2 million tonnes of Measured Mineral Resources (22.7% K2O) and 113.0 million tonnes of Indicated Mineral Resources (24.9% K2O). Changes to the primary mine life estimate resulted from the reclassification of Mineral Resources from Inferred to Measured and Indicated due to the drilling campaign executed over the South Block and KP 313 in 2010 and 2011. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Production volumes in 2012 were 1.4 million tonnes, 18 percent lower than 2011. This decrease was primarily related to the planned eight-week turnaround related to our brownfield expansion project, as well as the curtailment of standard-grade production in the fourth quarter of 2012 as a result of weaker international potash demand.

PHOSPHATE [P] PRODUCTS

Agrium is North America’s fifth largest producer of phosphate. Collectively, Agrium’s two phosphate facilities have the capacity to produce approximately 1.2 million tonnes of phosphate fertilizer products annually. At our facility in Conda, Idaho we produce MAP and SPA products, which we sell primarily in the Northwestern U.S. Our Redwater, Alberta facility is the only phosphate facility in Canada and produces MAP primarily for distribution in Western Canada.

(a)	Certain scientific and technical information regarding Vanscoy Potash Operations is based on the technical report titled “National Instrument 43-101 Technical Report on Vanscoy Potash Operations” dated February 15, 2012 (the “Technical Report”) prepared by A. Dave Mackintosh, P. Geo of ADM Consulting Limited and Erika D. Stoner of the Company, both of whom are Qualified Persons as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The Technical Report has been filed with the securities regulatory authorities in each of the provinces of Canada. Portions of the following information are based on assumptions, qualifications and procedures that are not fully described herein. References should be made to the full text of the Technical Report which is available for review on SEDAR located at www.sedar.com.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	31

Three primary raw materials are required to produce granular ammonium phosphates: phosphate rock, sulfur and ammonia. Our Conda, Idaho facility obtains rock from our Rasmussen Ridge rock mine in the region. Our Redwater, Alberta facility has obtained rock from our Kapuskasing, Ontario mine since 2000; prior to that time rock was sourced from Africa. Economic rock reserves at our Kapuskasing mine will be depleted in 2013 and phosphate rock for our Redwater facility will then be sourced primarily from Morocco, as part of our long-term agreement with OCP S.A. (“OCP”). This agreement covers rock supply for a period up to 2020, with purchase prices based on a formula that accounts for finished phosphate prices and input prices. This structure provides downside protection to Agrium during periods of lower phosphate prices and affords OCP an opportunity to benefit from the upside associated with periods of stronger phosphate prices. The agreement also enables Agrium to continue benefiting from our competitive sulfur and ammonia cost positions, as well as our in-market delivered pricing advantage in Western Canada.

Our Redwater facility produces ammonia on-site and sources sulfur locally. Given the abundant supply of sulfur in the region due to the presence of oil and gas producers, we obtain sulfur at highly favorable prices relative to global prices. Our Conda facility also sources sulfur and sulfuric acid domestically, while obtaining the majority of its ammonia from Agrium’s Alberta nitrogen plants. Our competitive cost position on sulfur and ammonia is a major benefit to Agrium’s phosphate business. Agrium’s competitive advantage for phosphate products is also a result of our transportation cost advantage relative to the major phosphate producers based in Florida, given that our facilities are located in close proximity to our key end-markets in Western Canada and the Western U.S.

PHOSPHATE | FINANCIAL RESULTS

PHOSPHATE GROSS PROFIT

Phosphate gross profit was $199-million in 2012, compared to $349-million in 2011. The decrease was due to lower phosphate margins on a per tonne basis, driven by a combination of lower global phosphate prices and higher rock and sulfur costs. On a per tonne basis, phosphate margins were $181 per tonne in 2012, compared to $310 per tonne in 2011.

„ PHOSPHATE PERFORMANCE

	Years ended December 31,
(millions of U.S. dollars, except as noted)	2012	2011
Phosphate
Sales	797	893
Cost of product sold	598	544
Gross profit	199	349
Tonnes sold (’000)	1,095	1,127
Selling price per tonne	728	792
Cost of product sold per tonne	547	482
Margin per tonne	181	310

PHOSPHATE PRICES

Central Florida diammonium phosphate (“DAP”) prices averaged $534 per tonne in 2012, compared with $621 per tonne in 2011. Benchmark Central Florida prices began the year at approximately $590 per tonne, down from historically elevated levels in 2011, and ended the year at about $520 per tonne, as international demand weakened during the second half of 2012. Agrium’s realized phosphate prices represent prices for a blend of phosphate products, with over 70 percent of our sales being MAP and the remainder made up of phosphate solutions and higher-value SPA and MGA. Our average realized phosphate sales price was $728 per tonne in 2012, compared to $792 per tonne in 2011. Our realized prices for MAP are higher in Western Canada than in the Southern U.S. or U.S. Corn Belt, as pricing in this region reflects the cost of transportation associated with Western Canada’s position as a net importer of phosphate products from the Southeastern U.S.

32	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

PHOSPHATE PRODUCT COST

Phosphate cost of product sold was $598-million in 2012, compared to $544-million in 2011. The increase was attributable to higher rock and sulfur costs. Costs have increased at the Kapuskasing mine as it approaches the end of its economic reserve life. On a per tonne basis, cost of product sold was $547 per tonne in 2012, compared to $482 per tonne in 2011. Production asset depreciation and amortization expense is included in cost of product sold in the amount of $70 per tonne in 2012, compared to $41 per tonne in 2011. The increase in 2012 was due to higher depreciation expenses at our Conda facility associated with an increase in asset retirement obligations, as well as higher amortization of costs related to the end of life at our Kapuskasing mine.

SALES VOLUMES AND OPERATING RATES

Phosphate sales volumes were 1.1 million tonnes in 2012, in-line with 2011. Operating rates achieved in 2012 at our Conda and Redwater facilities were slightly lower than in 2011, due to longer planned turnarounds at both facilities this year.

OTHER WHOLESALE PRODUCTS

Our Other Wholesale products group is mainly comprised of ammonium sulfate products produced in Western Canada. Ammonium sulfate fertilizer contains both nitrogen and sulfur, resulting in one of the most effective ways of supplying sulfur to soils in an immediately available form.

Our Rainbow® Plant Food (“Rainbow”) business produces nitrogen, phosphate and potash (“NPK”) products in the Southeastern U.S. The Rainbow product line offers homogeneous distributions of NPK products, with a specific combination of nutrients contained in each granule. In contrast to the more common practice of blending different nutrient granules at a farm center, this alternative offers the advantages of reduced product segregation and a more unified distribution of nutrients. Rainbow products are produced at our facilities in Americus, Georgia and Florence, Alabama, and are often used on high-value crops such as cotton, peanuts, vegetables and tobacco, as well as some limited use on row crops.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	33

OTHER WHOLESALE | FINANCIAL RESULTS

Other Wholesale gross profit was $103-million in 2012, compared with $86-million in 2011. The increase was primarily attributable to an improvement in realized sales prices and margins per tonne for both ammonium sulfate and our Rainbow product line, supported by stronger demand from growers due to the attractive crop price environment.

„ OTHER PERFORMANCE

	Years ended December 31,
(millions of U.S. dollars, except as noted)	2012	2011
Other
Sales	284	257
Cost of product sold	181	171
Gross profit	103	86
Tonnes sold (’000)
Ammonium sulfate	327	358
Other	292	280
Total other tonnes sold (’000)	619	638
Selling price per tonne
Ammonium sulfate	423	366
Cost of product sold per tonne
Ammonium sulfate	203	195
Margin per tonne
Ammonium sulfate	220	171

PRODUCT PURCHASED FOR RESALE

In addition to selling our manufactured products, Agrium’s Wholesale business unit purchases crop nutrient products from other suppliers for resale to customers in the Americas and Europe. This business enables us to leverage the value of our extensive distribution and marketing network beyond what is possible through the sale of our manufactured product alone.

Sales of product purchased for resale were $1.5-billion in 2012, compared with $1.6-billion in 2011. Total sales volumes for this business were consistent at 3.2 million tonnes in 2012 and in 2011. The breakdown of sales volumes by geographic region was: 2.2 million tonnes in Europe; 0.9 million tonnes in North America and 0.1 million tonnes in South America.

Gross profit from our purchase for resale business was $41-million in 2012, compared to $60-million in 2011. Our average selling price was $456 per tonne in 2012, compared to $483 per tonne in 2011. Our average per tonne margins were $13 per tonne in 2012, down from the $18 per tonne achieved in 2011.

The decrease in gross profit was due to lower year-over-year per tonne margins in our purchase for resale business globally, as well as the impact of additional purchases of potash from third-party suppliers in order to meet international shipments in the second half of 2012 that would normally have been filled through manufactured product. The additional potash volume in our purchase for resale business allowed a greater proportion of our manufactured product to be directed toward the higher return domestic market, given the extended turnaround this year as part of our major potash expansion project.

DISTRIBUTION AND STORAGE

Agrium Wholesale has developed an extensive transportation, storage and warehousing system to optimize deliverability of product to our agricultural customers in the highly seasonal peak demand periods. In total, our global distribution and storage capacity amounts to over 2.5 million tonnes. We also have over 4,000 railcars under long-term lease and use barges, pipelines and ocean vessels to move our product. Our wholly-owned subsidiary, Agrium Europe, owns and leases over 450,000 tonnes of dry and liquid storage at both port and inland sites. In 2012, Profertil added 200,000 tonnes of incremental dry urea storage through the construction of a new facility on the Parana River in Argentina.

34	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

WHOLESALE | QUARTERLY RESULTS

Given that the agricultural sector is the primary market for our Wholesale business unit, results tend to fluctuate with the seasons of crop production. The second quarter, which coincides with the spring application season in North America, is typically Wholesale’s most important quarter from a sales volume and EBIT perspective. The fourth quarter is also important in terms of sales volume and EBIT, as it encompasses the fall fertilizer application season in the northern hemisphere and the spring application season in Argentina. The first quarter is generally the weakest, as application and sales volumes are light in the winter months. In Western Canada, the early snowfall in 2012 negatively impacted fourth quarter ammonia sales to this important agricultural market.

„ WHOLESALE QUARTERLY RESULTS

	2012				2011
(millions of U.S. dollars, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales – external	1,163	1,016	1,469	1,075	1,226	1,023	1,438	1,072
Sales – inter-segment	223	121	248	137	228	153	275	161
Total sales	1,386	1,137	1,717	1,212	1,454	1,176	1,713	1,233
Cost of product sold	896	779	1,044	853	898	779	1,093	824
Gross profit	490	358	673	359	556	397	620	409
Gross profit (%)	35	31	39	30	38	34	36	33
Nitrogen
Sales	623	548	743	384	595	405	717	334
Cost of product sold	297	277	312	217	273	228	393	183
Gross profit	326	271	431	167	322	177	324	151
Tonnes sold (’000)	1,123	1,060	1,297	805	1,060	817	1,433	749
Selling price (per tonne)	553	517	573	477	562	497	500	446
Margin (per tonne)	290	256	332	208	304	217	226	202
Potash
Sales	153	80	246	139	188	167	259	195
Cost of product sold	74	57	93	52	67	65	94	70
Gross profit	79	23	153	87	121	102	165	125
Tonnes sold (’000)	341	160	512	279	398	347	543	477
Selling price (per tonne)	449	503	480	497	473	480	477	409
Margin (per tonne)	233	140	299	313	304	292	304	262
Phosphate
Sales	201	183	224	189	232	217	206	238
Cost of product sold	154	136	182	126	143	135	123	143
Gross profit	47	47	42	63	89	82	83	95
Tonnes sold (’000)	279	260	313	243	285	277	259	306
Selling price (per tonne)	722	703	713	780	813	784	795	778
Margin (per tonne)	166	184	132	260	313	297	320	310
Other
Sales	65	45	95	79	68	52	82	55
Cost of product sold	39	28	65	49	45	37	56	33
Gross profit	26	17	30	30	23	15	26	22
Tonnes sold (’000)	145	105	203	166	162	132	188	156
Product purchased for resale
Sales	344	281	409	421	371	335	449	411
Cost of product sold	332	281	392	409	370	314	427	395
Gross profit	12	—	17	12	1	21	22	16
Tonnes sold (’000)	725	714	866	889	721	599	1,014	911
Selling price (per tonne)	476	393	472	474	514	559	443	451
Margin (per tonne)	17	—	20	13	1	35	22	18
EBIT	462	312	634	326	507	393	569	377
EBITDA	516	376	686	362	552	438	617	412

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	35

Advanced Technologies

A global leader in the development and sale of Enhanced Efficiency Fertilizer (“EEF”) products

Agrium’s Advanced Technologies (“AAT”) business unit is a global leader in the development and sale of Enhanced Efficiency Fertilizer (“EEF”) products, utilizing slow and controlled-release fertilizers to provide both economic and environmental benefits. We add value for our customers by offering the latest technologies through an extensive line of innovative products to a broad range of target markets, including agriculture, specialty agriculture, professional turf, horticulture and consumer lawn and garden.

Agrium Advanced Technologies is focused on maximizing the value we deliver to all of our stakeholders, through a commitment to delivering disciplined growth and continued innovation. Our core objectives are to promote a stronger awareness of our business and products, pursue opportunities to leverage and expand our ESN capacity in order to meet the growing demand for this product, and to develop new technologies and offerings to broaden our customer base in key end-markets. AAT has established itself as a world leader in producing a broad spectrum of slow and controlled-release fertilizers, including polymer-coated, sulfur-coated and reacted products in a variety of sizes and compositions, which are custom designed to meet the specific needs of our target markets. We are also committed to protecting and preserving the environment by offering customers a wide array of products with advanced-generation coatings and other technologies that significantly reduce the potential for nutrient loss to the environment. Our EEF products allow end users to optimize yield and quality, while reducing the frequency of required application.

ESN, our premier polymer-coated urea product, offers several key advantages over traditional nitrogen products, including significant improvements in crop yields and quality, a wider application window than traditional nitrogen products and significant environmental benefits. ESN has been shown to increase crop yields significantly in specific agricultural conditions, while also providing quality improvements in crops such as wheat, canola and potatoes. Additionally, ESN provides significant protection against nitrogen loss to the air and water through reduced volatilization, denitrification and leaching.

ADVANCED TECHNOLOGIES | KEY DEVELOPMENTS

AAT continued to pursue key initiatives in 2012 that will contribute to future value-added growth. The most significant development this year was the completion of the expansion project at our ESN facility in New Madrid, Missouri during the third quarter of 2012. The project effectively increased our existing ESN production capacity by 136,000 tonnes, more than doubling our existing productive capability at this site and increasing our

36	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

NORTH AMERICA

Production & Distribution Locations

Canada
USA
Carseland
Winnipeg
Glade
Woodburn
Moccasin
Tolley
Ullen
Colfax
Lakeville
Shawano
Saginaw
Putnam
Atwater
Winona
Reese
Roberts
Pella
Burns Harbor
Morris
Toledo
Lewistown
Sioux City
Rock Island
Fairbury
Garrett Canal
Winchester
Martins Ferry
Mapleton
Washington Courthouse
Baltimore
Dixon
Loveland
Cozad
Homestead
Springfield
Danville
Greenville
Mt. Vernon
Lynchburg
New Madrid
Union City
Dalhart
Sylacauga
Savannah
Tifton
Bartow

ADVANCED TECHNOLOGIES

- PRODUCTION FACILITY
- PRODUCT INNOVATION
- TOW STORAGE FACILITY
- ESN STORAGE FACILITY
- HEAD OFFICE
- DIRECT SOLUTIONS – WAREHOUSE DISTRIBUTION SITES

Note: Includes leased storage facilities

total annual ESN capacity to 481,000 tonnes. The additional availability of product resulting from this expansion will enable us to meet the growing demand for ESN in our key end-markets.

In August 2012, AAT also took steps to strengthen its position as a leader in the turf and ornamental markets by entering into a new long-term strategic production and marketing relationship with Turf Care Supply Corporation (“TCS”), in which TCS will manufacture the slow-release fertilizers XCU and SCU, while AAT will manage the wholesale marketing of product to blender customers. AAT also entered into a separate long-term strategic supply agreement for the production of the Nutralene and Nitroform brands. As a result of these newly established partnerships, AAT is expected to benefit from an enhanced presence and reach in North American markets through increased customer access.

In 2012, AAT also partnered with The Fertilizer Institute on Nitrace, a project that seeks to encourage sound fertilizer application practices in order to reduce greenhouse gas emissions and generate carbon offset credits for agricultural producers through the use of AAT’s own ESN product.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	37

ADVANCED TECHNOLOGIES | FINANCIAL RESULTS

AAT’s sales increased to $578-million in 2012, compared to $510-million in 2011. Gross profit also rose to $118-million in 2012, compared to $115-million in 2011. The increase was primarily attributable to strong demand for ESN, supported by the attractive crop price environment, as well as the full-year contributions from acquisitions made during 2011. This was also supported by the availability of additional ESN sales volumes during the fourth quarter of 2012, as a result of the expansion project completed at our New Madrid facility. EBIT increased significantly to $15-million in 2012, compared to a $51-million loss in 2011, which included a $61-million impairment charge in 2011 associated with Agrium’s investment in Hanfeng. EBITDA also rose to $43-million in 2012, compared to a loss of $27-million in 2011.

TURF AND ORNAMENTAL

Sales for our turf and ornamental business were $314-million in 2012, compared to $311-million in 2011. Gross profit for this business was $51-million in 2012, compared to $66-million in 2011. The decrease in gross profit was primarily due to new arrangements with former joint venture partners, eliminating the requirement to proportionately consolidate related results. Excluding the impact of those proportionately consolidated margins, gross profit in the turf and ornamental business increased $6-million, resulting primarily from a full-year contribution of the Evergro Canada (“Evergro”) acquisition in 2011.

AGRICULTURE

Sales in the agriculture business were $264-million in 2012, compared to $199-million in 2011. Gross profit also rose to $67-million in 2012, compared to $49-million in 2011. The increase in sales and gross profit was supported by higher sales volumes of ESN and the full year contribution of the International Mineral Technologies (“Tetra Micronutrients”) acquisition in 2011.

ADVANCED TECHNOLOGIES | EXPENSES

Expenses for AAT were $103-million in 2012, compared to $166-million in 2011. The decrease was largely due to a $61-million impairment charge in 2011 associated with our investment in Hanfeng and the elimination of the requirement to proportionately consolidate joint venture results. These factors were offset by a $5-million charge associated with the closure of our Courtright facility during the third quarter of 2012 and expenses related to the full-year inclusion of acquisitions made during 2011.

„ ADVANCED TECHNOLOGIES FINANCIAL RESULTS

	Years ended December 31,
(millions of U.S. dollars, except as noted)	2012	2011
Turf and Ornamental
Sales	314	311
Cost of product sold	263	245
Gross profit	51	66
Agriculture
Sales	264	199
Cost of product sold	197	150
Gross profit	67	49
Total sales	578	510
Total cost of product sold	460	395
Total gross profit	118	115
Selling expenses	54	47
General and administrative	50	58
Earnings from associates	(2)	(1)
Other expenses	1	62
EBIT	15	(51)
EBITDA	43	(27)
EBITDA as a percent of sales (%)	7.4	—

38	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

ADVANCED TECHNOLOGIES | QUARTERLY RESULTS

Similar to our other two business units, AAT’s businesses are seasonal in nature. For our turf and ornamental business, the first and second quarters are typically the strongest. This is earlier than the key sales season for the agricultural market, as our customers include golf courses and formulators/blenders in turf and ornamental businesses, which tend to order product well ahead of the start of the season. The third quarter has historically been the weakest for these products, as golf courses and blenders for the lawn and garden business already have supplies in place for the summer and fall seasons. Sales are expected to be more focused on the second and fourth quarters as ESN becomes a larger component of AAT’s business.

„ ADVANCED TECHNOLOGIES QUARTERLY RESULTS

	2012				2011
(millions of U.S. dollars, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales – external	127	115	155	109	124	110	124	66
Sales – inter-segment	13	10	23	26	22	15	34	15
Total sales	140	125	178	135	146	125	158	81
Cost of product sold	107	97	142	114	108	101	121	65
Gross profit	33	28	36	21	38	24	37	16
Gross profit (%)	24	22	20	16	26	19	23	20
EBIT	9	(3)	14	(5)	(56)	(3)	13	(5)
EBITDA	17	4	20	2	(49)	3	18	1

OTHER

Our Other business unit is a non-operating segment comprising corporate and administrative functions that provide support and governance to our operating business units.

The Other business unit is also used to eliminate inter-segment transactions so that each operating segment can be evaluated and managed on a stand-alone basis. The eliminations relate to purchase and sale transactions between our Retail, Wholesale and AAT business units.

Expenses included in EBIT of our non-operating segment primarily comprise general and administrative costs at our headquarters in Calgary, Alberta, share-based payments expense and other expenses such as regulatory compliance, foreign exchange gains and losses and business development costs associated with evaluating new growth opportunities.

Other business unit EBIT was a $284-million loss in 2012, compared to a $172-million loss in 2011. The increase was primarily attributable to a $108-million share-based payments expense as a result of an increase in our share price year-over-year compared to a $51-million share-based payments recovery in 2011. This was partially offset by a $68-million increase in gross profit for 2012 compared to 2011, reflecting less inter-segment ending inventory not yet sold to external customers.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	39

Crop Input Situation & 2013 Outlook

We believe there is a compelling economic incentive for growers across the globe to plant record acreage in 2013 and to optimize their use of crop inputs

Prices of corn, wheat and soybeans are providing a historically strong incentive to boost crop production in 2013

w

The devastating drought in the U.S. and poor growing conditions in the former Soviet Union and Central Europe significantly tightened global grain supplies in 2012/13, leading to record corn prices and financial incentive to increase production in 2013/14.

w

Wheat growers in the Northern Hemisphere have responded, as analysts estimate that the EU-27 planted record winter wheat area and the USDA reported that U.S. winter wheat plantings were the highest since 2009/10.

w	Most analysts project that combined U.S. corn and soybean area will reach a record for the seventh consecutive year in 2013/14.

w	Crop insurance coverage in the U.S. provided strong revenue protection to approximately 85 percent of growers, which helped to offset yield losses due to the drought.

w	U.S. crop receipts set a record in 2012 for the second consecutive year and third time in the past five years, placing growers in a strong financial position entering 2013.

w	The U.S. fall application window was wider-than-normal in 2012, which may have shifted a portion of crop nutrient demand from the first half of 2013.

The historically strong incentive to maximize crop production on a global scale is projected to support robust crop protection product demand in 2013

w

Record combined corn and soybean area in North America is expected to lead to strong demand for glyphosate and it is expected that demand for herbicides with alternative active ingredients will continue to increase as growers address increased levels of glyphosate resistant weeds.

w	Glyphosate prices increased in 2012 driven by increased prices of generic glyphosate combined with strong demand.

w	Strong crop prices and more normal growing conditions in North America are expected to support a rebound in crop protection product sales volumes in 2013, particularly for fungicides.

w

Increased soybean area, combined with a large second corn crop and high crop prices throughout the growing season is expected to support robust crop protection product demand growth in Brazil in 2013, a market where crop protection product demand has grown at an annual rate of 16 percent over the past five years.

40	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

Seed demand in North America is expected to be supported by the seventh consecutive year of record combined corn and soybean area

w	It is expected that the rapid demand growth for top genetic traits will continue, driven by the compelling value proposition for growers.

w

The drought in the U.S. in 2012 had a negative impact on the supply of some of the most sought-after and novel genetics, which has been supportive of seed prices, but seed supply is not expected to restrict total planted area as much of the seed in the U.S. is grown on irrigated land and seed companies aim to boost seed production in South America.

w

Strong wheat prices in the fall of 2012 led to a significant increase in winter wheat area and in turn seed demand. Demand for wheat seed in 2013 will be driven by global wheat production and market conditions leading into the fall planting season.

w

Analysts expect that relatively weak market conditions will drive U.S. cotton area lower in 2013, but the reduced cotton area is expected to be replaced with corn and soybeans which will neutralize the impact on overall seed demand.

Strong demand is expected to keep the nitrogen markets tight in early 2013 while new capacity additions may balance the market in the second half

w	Global nitrogen demand is expected to increase by 2 to 3 percent in 2013, while North American nitrogen demand is expected to be flat to 2 percent higher.

w

Nitrogen demand is expected to be strong in the first half of 2013 as high wheat prices are expected to drive strong applications on wheat in the EU-27 and the United States. In addition, most analysts expect corn area in the U.S. to approach 2012 levels which will support strong nitrogen demand.

w	Brazilian urea demand was near 2011 record levels in 2012 and is expected to reach record levels again in 2013.

w

The Chinese government reduced the base of the sliding scale export tariff to 2 percent from 7 percent and increased the benchmark price. The impact of the change in policy is increased netbacks for the producer at any given selling price, which means Chinese domestic prices must increase to compete with the export market. We expect Chinese exports will be between five and seven million tonnes, driven by global market conditions during the export period.

w

Project delays for new nitrogen capacity and gas restrictions in some key nitrogen producing countries led to a significantly tighter global nitrogen supply/demand balance in 2012 than anticipated. If past trends continue, there are likely to be delays in new projects coming on stream in 2013 and gas restrictions are expected to continue in Trinidad and Pakistan, while uncertainty over gas supply in Egypt, and to a lesser extent Iran, have been positive for urea prices in early 2013.

While phosphate capacity additions are expected to be limited in 2013, uncertainty remains over demand growth in India

w	Indian imports are expected to decline by at least 10 percent in 2012/13 from 2011/12 levels. Imports in 2013/14 will be dependent on changes to the domestic pricing/ subsidy program.

w	Early harvest combined with mild fall weather contributed to strong U.S. fall applications in 2012 and spring shipments are expected to be supported by relatively low dealer inventory levels.

w	Brazilian phosphate demand in 2012 was near record high 2011 levels and analysts project another year of record imports in 2013.

w	Global phosphate demand is expected to increase by 3 to 4 percent in 2013.

w

The Ma’aden Phosphate Plant in Saudi Arabia increased capacity utilization throughout 2012, but at a slower pace than most analysts anticipated. If Ma’aden reaches maximum capacity utilization in the first half of 2013, production rates will be approximately 100,000 tonnes per month higher than the first half of 2012. To date, Ma’aden has not achieved these production rates and announced a three-week turnaround in late January, due in part to slow market demand.

w

The Chinese government reduced the base of the sliding-scale export tariff to 5 percent from 7 percent and widened the lower tariff export window from four months to five months, which is expected to lead to a slight increase in DAP/MAP export volumes.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	41

Potash shipments in the second half of 2012 were negatively impacted by uncertainty regarding supply agreements with China and India, but the demand outlook is positive for 2013

w	Chinese buyers agreed to first half 2013 supply agreements at the end of 2012 and in early 2013, providing increased certainty to the potash market.

w	India agreed to new potash supply agreements in early February 2012. Total imports in 2013/14 will still be dependent on domestic prices and subsidy levels set for 2013/14.

w

Fall potash applications in North America were supported by a combination of an extended season and strong crop prices. While overall North American consumption is projected to increase by 1 to 3 percent, producer shipments are expected to increase by a larger amount driven by reduced inventory at the retail level.

w	We expect global potash shipments to improve from approximately 52 million tonnes in 2012 to 55 to 57 million tonnes in 2013.

w

Global potash supply has been reduced in early 2013, as major producers have voluntarily curtailed production in an effort to control inventories, which were above historical average levels entering 2013.

w

There are some brownfield potash projects ramping up in 2013 among existing producers, but the global supply/demand balance will be more dependent on the rate of demand growth as producers adjust production to meet demand.

42	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	43

KEY BUSINESS METRICS

Our financial results are sensitive to a number of factors that affect our operations and resulting net earnings. The following table sets out the impact of changes in some key variables on our earnings based on activity levels at December 31, 2012.

SENSITIVITIES

„ WHOLESALE AND RETAIL SENSITIVITY IMPACT TO EBIT, NET EARNINGS AND NET EARNINGS PER DILUTED SHARE

(millions of U.S. dollars, except as noted)	Change in Factor	EBIT Impact	Net Earnings Impact	Net Earnings Impact per Diluted Share (f)
Wholesale (a)
Nitrogen (b)(c)	$10.00	37	27	0.17
Potash (b)(d)	$10.00	13	9	0.06
Phosphate (b)	$10.00	11	8	0.05
Product purchased for resale (e)	1.00%	15	11	0.07
Retail (e)
Crop nutrients	1.00%	51	37	0.24
Crop protection products	1.00%	39	28	0.18
Seed	1.00%	12	9	0.06
Merchandise	1.00%	5	4	0.03
Exchange rate from CAD to USD	$0.01	6	4	0.03

(a)	The sensitivity for natural gas price is excluded from this table as changes in gas price may be offset by nitrogen pricing. The sensitivity to earnings of a $0.50/MMBtu change in NYMEX gas prices is $44-million in EBIT and $32-million in net earnings. The sensitivity assumes no change to the price spread between U.S. and Alberta natural gas or nitrogen prices and is before the impact of natural gas economic hedge activity.
(b)	Change in factor is per metric tonne.
(c)	The sensitivity to nitrogen margins is exclusive of the natural gas sensitivity described in footnote (a) above.
(d)	Potash sensitivity does not include potash profit and capital tax.
(e)	Change in factor is gross profit as a percentage of sales.
(f)	Net earnings impact per diluted share calculated using our 2012 effective tax rate of 28 percent and 156 million weighted average outstanding shares.

MARGINS

WHOLESALE

Nitrogen cost of product sold is affected by changes in North American natural gas prices and nitrogen prices are impacted by changes in the global nitrogen supply/demand situation. The combination of these market fluctuations impacts nitrogen production margins. Fluctuations in raw material input costs such as phosphate rock, sulfur and ammonia affects our phosphate margins. Foreign trade policies and buying strategy affect the global supply/demand which also influences potash pricing and margins. Wholesale’s purchase for resale margins are impacted by the volatility in the prices of a crop nutrient between the time we purchase the product and the time we sell the product to the customer.

RETAIL

Retail product margins are normally more stable than Wholesale margins, as Retail tends to be more of a cost-plus margin business than Wholesale. However, there are several factors that can influence Retail margins. For example, nutrient margins are impacted by the volatility in price between the time we purchase the product and the time we sell the product to the grower, as well as price volatility driven by the relative timing of our competitors’ nutrient purchases in relation to our purchases. Fluctuations in commodity prices affect the types of crops planted, resulting in different crop input needs, but more significantly affect the timing of growers’ decisions on the application levels and rates of our products. Lower crop commodity prices relative to the price of the inputs may result in growers delaying purchase and application of crop inputs that would otherwise optimize crop yields. Weather conditions can create significant fluctuations in the timing of Retail’s sales and the related margins based on the ability to plant or harvest and the associated application of inputs. Finally, crop protection and seed margins are influenced by changes in the value of chemicals and newer seed varieties from our suppliers, as well as shortages or oversupply of different products.

44	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

ADVANCED TECHNOLOGIES

A key variable that would impact AAT net earnings is a significant change in the price of ammonia, UAN or urea, since the ESN product is marketed to growers of major row crops and must compete against other forms of nitrogen in this market segment. The larger macroeconomic environment could lead to continued softness in the golf and consumer lawn and garden industries, negatively impacting turf and ornamental results.

FOREIGN EXCHANGE

The international currency of the agribusiness industry is the U.S. dollar and, accordingly, we use the U.S. dollar as our reporting currency. We conduct business primarily in U.S. and Canadian dollars, and we also have some exposure to the Argentine peso, Australian dollar and euro. Fluctuations in these currencies could also impact our financial results.

SELECTED RETAIL AND CONSOLIDATED FINANCIAL MEASURES

„ PERFORMANCE RATIOS

	2012		2011
(in percentages)	Retail*	Consolidated Agrium	Retail*	Consolidated Agrium
Return on operating capital employed (a)	18	24	14	29
Return on capital employed (b)	9	17	8	19
Average non-cash working capital to sales	20	18	23	18
EBITDA to sales * (c)	8	16	8	17

*	Represents non-IFRS financial measure, which does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Refer to page 50 for discussion on Additional and Non-IFRS Financial Measures.
(a)	Assumed tax rate of 28 percent. Retail domestic return on operating capital employed was 23 percent (2011 – 18 percent).
(b)	Retail domestic return on capital employed was 11 percent (2011 – 9 percent).
(c)	Retail domestic EBITDA to sales was 10 percent (2011 – 9 percent).

The above measures represent financial performance ratios that management finds useful in analyzing our Retail and Consolidated results. Certain measures presented in this table are not recognized measures under IFRS and our method of calculation may not be directly comparable to similar measures presented by other companies. Refer to page 50 for discussion on Additional and Non-IFRS Financial Measures.

Return on operating capital employed represents a measure to evaluate the earnings generated on invested capital and is used to measure our operating performance and efficiency of our capital allocation process. It is calculated as the last 12 months EBIT less income taxes (at a rate of 28 percent) divided by four quarter average operating capital employed. Operating capital employed includes non-cash working capital, property, plant and equipment, investments in associates, and other assets.

Return on capital employed is similar to return on operating capital employed but includes intangibles and goodwill within capital employed.

Average non-cash working capital to sales is used to measure the efficiency in utilization of non-cash working capital balances.

EBITDA to sales is calculated as the ratio of EBITDA divided by sales and represents the earnings we generate from each dollar of sales.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	45

CONSOLIDATED PERFORMANCE

„ CONSOLIDATED RESULTS OF OPERATIONS

(millions of U.S. dollars, except per share amounts)	2012	2011
Sales	16,686	15,470
Cost of product sold	12,192	11,137
Gross profit	4,494	4,333
Expenses
Selling	1,751	1,673
General and administrative	472	335
Earnings from associates	(13)	(21)
Other expenses	62	123
Earnings before finance costs and income taxes	2,222	2,223
Finance costs related to long-term debt	89	101
Other finance costs	40	59
Earnings before income taxes	2,093	2,063
Income taxes	595	555
Net earnings from continuing operations	1,498	1,508
Net loss from discontinued operations	—	(133)
Net earnings	1,498	1,375
Attributable to:
Equity holders of Agrium	1,494	1,371
Non-controlling interest	4	4
Net earnings	1,498	1,375
Earnings per share attributable to equity holders of Agrium
Basic earnings per share from continuing operations	9.56	9.53
Basic loss per share from discontinued operations	—	(0.84)
Basic earnings per share	9.56	8.69
Diluted earnings per share from continuing operations	9.55	9.52
Diluted loss per share from discontinued operations	—	(0.84)
Diluted earnings per share	9.55	8.68

Our net earnings were $1.5-billion in 2012, or $9.55 diluted earnings per share, an increase of $123-million from 2011. The increase was primarily due to increased gross profit from our Retail business unit, coupled with no effect from discontinued operations in 2012, compared to a $133-million loss from discontinued operations in 2011. This was offset by increased selling expenses and general and administrative expenses resulting from increased share-based payments expense in 2012. Significant items affecting the comparability of annual results include the following:

46	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

GROSS PROFIT

Gross profit for the year ended December 31, 2012 was $4.5-billion, a $161-million increase over 2011. The increase was primarily due to Retail experiencing a gross profit increase of $192-million as a result of favorable pricing and weather conditions which increased sales of crop protection products in addition to favorable commodity prices which led to increased crop nutrients sales. This was partially offset by a Wholesale gross profit decrease of $102-million caused by lower international demand for potash and weaker phosphate market pricing. Depreciation and amortization in cost of product sold also increased by $37-million year-over-year.

SELLING EXPENSES

Selling expenses were $1.8-billion in 2012, compared to $1.7-billion in 2011. Approximately 95 percent of our selling expenses were in our Retail business unit. Selling expenses were higher in 2012 compared to 2011 due to tuck-in acquisitions and higher incentive compensation directly related to increased gross profit.

„ DEPRECIATION AND AMORTIZATION

(millions of U.S. dollars)	Retail	Wholesale	Advanced Technologies	Other	Consolidated
2012
Cost of product sold	6	202	16	—	224
Selling	169	—	—	—	169
General and administrative	19	4	12	16	51
	194	206	28	16	444
2011
Cost of product sold	6	168	13	—	187
Selling	154	—	—	—	154
General and administrative	9	5	11	15	40
	169	173	24	15	381

Depreciation and amortization included in cost of product sold was $224-million in 2012 compared to $187-million in 2011. The increase was due to increased depreciation on prepaid stripping costs related to our Kapuskasing mine as it nears the end of its life coupled with asset retirement obligations in Conda. Depreciation and amortization included in selling expenses was $169-million and $154-million in 2012 and 2011, respectively. The increase was due to growth in the Retail business due to recent acquisitions, the capitalization of completed projects and the decision to purchase equipment in 2012 compared to leasing equipment in 2011.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased due to an increase in share-based payments expense as there was an expense of $108-million in 2012 compared to a share-based payments recovery of $51-million in 2011. The change in share-based payments expense was attributed to an increase in share price in 2012, compared to a decrease in share price in 2011. Our closing share price on the New York Stock Exchange at December 31, 2012, was $99.87, compared to $67.11 at December 31, 2011. General and administrative expenses for the years ended December 31, 2012 and 2011 were $472-million and $335-million, respectively.

EARNINGS FROM ASSOCIATES

Earnings from associates were $13-million and $21-million in 2012 and 2011, respectively. Our earnings from associates decreased from the prior year as the MOPCO plant was closed during the first half of 2012 due to civil unrest but was restarted in mid-September 2012.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	47

OTHER EXPENSES (INCOME)

„ OTHER EXPENSES DETAIL

(millions of U.S. dollars)	2012	2011
Realized loss on derivative financial instruments	24	83
Unrealized gain on derivative financial instruments	(17)	(46)
Interest income	(92)	(78)
Foreign exchange loss (gain)	27	(43)
Asset impairment	—	61
Environmental remediation and asset retirement obligations	80	44
Bad debt expense	22	26
Potash profit and capital tax	16	50
Other	2	26
	62	123

Net realized and unrealized losses on derivative financial instruments were $7-million and $37-million for 2012 and 2011, respectively. This change was due primarily to foreign exchange derivatives entered into in the fourth quarter of 2010 in anticipation of the sale of the Commodity Management business which were settled in 2011.

Asset impairment for 2011 represented a $61-million impairment charge related to our investment in Hanfeng.

Environmental remediation and asset retirement obligations increased by $36-million due to increased provisions for our legacy Canadian mines and our Conda sites due to changes to expected cash outflows.

Potash profit and capital tax was $16-million in 2012, a decrease of $34-million from 2011. The decrease relates to the deductibility of capital expenditures for the Vanscoy potash facility expansion project, in addition to lower 2012 potash sales volumes compared to 2011.

FINANCE COSTS RELATED TO LONG-TERM DEBT

Finance costs related to long-term debt were $89-million in 2012, compared to $101-million in 2011. This change was due to increased capitalized borrowing costs in 2012, which resulted in lower expenses in 2012. This was partially offset by finance costs related to long-term debt on the $500-million debentures issued in October 2012.

OTHER FINANCE COSTS

Other finance costs were $40-million in 2012, compared to $59-million in 2011. The decrease was due to interest expense on the Australian accounts receivable securitization facility that was terminated in December 2011.

INCOME TAXES

Our overall effective tax rate was 28 percent for 2012, comparable to 27 percent for 2011.

Changes in statutory income tax rates, the mix of earnings, tax allowances and realization of unrecognized tax assets among the jurisdictions in which we operate can impact our overall effective tax rate. Further details of the year-over-year variances in these rates for the years ended December 31, 2012 and 2011 are provided in note 7 of the Notes to the Consolidated Financial Statements.

NET LOSS FROM DISCONTINUED OPERATIONS

The $133-million loss for 2011 included the operations of the Commodity Management business of AWB Limited (“AWB”) and AWB Harvest Finance Limited sold on May 11, 2011. For a discussion on discontinued operations, see disclosure in note 4 of the Notes to the Consolidated Financial Statements.

48	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

QUARTERLY RESULTS OF OPERATIONS

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete.

„ SELECTED QUARTERLY INFORMATION

	Sales	Net earnings (loss) from continuing operations	Net earnings (loss)	Earnings (loss) per share from continuing operations attributable to equity holders of Agrium		Earnings (loss) per share attributable to equity holders of Agrium		Total assets	Cash and cash equivalents	Dividends declared	Long-term financial liabilities
(millions of U.S. dollars, except per share amounts)				Basic	Diluted	Basic	Diluted
2012
Q1	3,629	155	155	0.97	0.97	0.97	0.97	15,000	1,752	—	2,113
Q2	6,834	860	860	5.44	5.44	5.44	5.44	14,714	1,946	79	1,644
Q3	2,962	129	129	0.80	0.80	0.80	0.80	14,727	1,864	—	1,638
Q4	3,261	354	354	2.34	2.34	2.34	2.34	15,977	726	75	2,152
Year	16,686	1,498	1,498	9.56	9.55	9.56	9.55	15,977	726	154	2,152
2011
Q1	2,954	160	171	1.02	1.02	1.09	1.09	14,245	447	—	2,105
Q2	6,198	728	718	4.61	4.60	4.55	4.54	13,167	966	9	2,107
Q3	3,141	293	293	1.86	1.85	1.86	1.85	12,534	755	—	2,164
Q4	3,177	327	193	2.05	2.04	1.20	1.20	13,140	1,346	35	2,134
Year	15,470	1,508	1,375	9.53	9.52	8.69	8.68	13,140	1,346	44	2,134
2010
Q1	1,848	(1)	(1)	(0.01)	(0.01)	(0.01)	(0.01)	10,352	907	—	1,631
Q2	4,431	518	518	3.29	3.28	3.29	3.28	9,748	805	9	1,618
Q3	2,066	61	61	0.39	0.39	0.39	0.39	9,722	897	—	1,672
Q4	2,398	152	135	0.97	0.97	0.86	0.86	12,892	635	8	2,165
Year	10,743	730	713	4.63	4.62	4.52	4.51	12,892	635	17	2,165

Significant items affecting the comparability of quarterly results include the following:

2012

w	We had record sales in the second quarter, largely attributed to higher Retail sales resulting from increased sales volumes for most of our major product lines as a result of an early spring;

w

Our third quarter net earnings included a charge of $66-million related to environmental remediation liabilities. Also during the quarter, we were impacted by the eight-week planned turnaround and some additional mining related challenges at the Vanscoy facility, which resulted in lower potash sales tonnes of 54 percent and 59 percent compared to the third quarters of 2011 and 2010, respectively;

w

During the fourth quarter, we completed a substantial issuer bid where we purchased and cancelled 8.74 million common shares for a total purchase price of $913-million, including transaction costs. Also during the fourth quarter, we issued $500-million of 3.15 percent debentures due October 2022; and

w

Our share-based payments expense for the first, second and third quarters of 2012 were $64-million, $9-million and $53-million, respectively, compared to a share-based recovery of $18-million in the fourth quarter of 2012. The changes between quarters were largely driven by changes in fair value due to changes in share price.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	49

2011

w	Sales for all four quarters of 2011 increased over their respective comparative quarters in 2010 as we had a full year of sales from the Landmark business;

w

Our overall selling expenses increased by over 45 percent from approximately $1.1-billion in 2010 to approximately $1.7-billion in 2011, with the Landmark business accounting for approximately 65 percent, or $349-million, of the increase. Non-Landmark selling costs increased by $180-million almost evenly throughout all four quarters, driven by increased payroll costs due to recent acquisitions and higher incentive costs; and

w

Our share-based payments expense for the third and fourth quarters of 2011 were recoveries of $46-million and $7-million, respectively, compared to expenses for the third and fourth quarters of 2010 of $78-million and $54-million, respectively, as a result of changes in fair value mainly due to changes in share price.

2010

w

We had losses on derivative financial instruments of $68-million and $31-million in the first and fourth quarters, respectively, and gains of $8-million and $10-million in the second and third quarters, respectively;

w

While our share price increased by almost half over 2010, our share price dipped in the second quarter of 2010. Our 2010 share-based payments expense increased quarter-over- quarter by $26-million, $53-million and $20-million in the first, third and fourth quarters, respectively, and decreased quarter-over-quarter by $61-million in the second quarter;

w

Our selling expenses for 2010 increased by $226-million over 2009. Of that increase, $109-million was the result of a reclassification of depreciation and amortization from a separate line item, to selling expenses upon the adoption of IFRS. The bulk of the remaining $117-million increase occurred in the second and fourth quarters of 2010, driven by Retail acquisitions. Retail’s selling expenses as a percentage of sales for 2010 was 16 percent, compared to 2009, which was 14 percent; and

w

Our general and administrative expenses increased by $92-million in the fourth quarter of 2010, compared to the same period of 2009, of which $54-million related to a share-based payments IFRS reclassification difference, which was included in other expenses in 2009. The remaining increase was primarily due to the AWB acquisition.

ADDITIONAL AND NON-IFRS FINANCIAL MEASURES

In the discussion of our performance for the year, in addition to the primary measures of earnings and earnings per share reported in accordance with IFRS, we make reference to EBIT and EBITDA which represent measures that management finds useful in analyzing our results.

EBITDA is not a recognized measure under IFRS and our method of calculation may not be comparable to that of other companies. Similarly, EBITDA should not be used as an alternative to net earnings from continuing operations as determined in accordance with IFRS.

EBIT is presented on our Consolidated Statements of Operations and is classified as an additional IFRS measure.

We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business units are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business units. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.

50	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

The following table is a reconciliation of EBIT and EBITDA to net earnings from continuing operations as determined in accordance with IFRS.

„ RECONCILIATION OF EBITDA TO NET EARNINGS FROM CONTINUING OPERATIONS

(millions of U.S. dollars)	Retail	Wholesale	Advanced Technologies	Other	Consolidated
2012
EBITDA	951	1,940	43	(268)	2,666
Depreciation and amortization	194	206	28	16	444
EBIT	757	1,734	15	(284)	2,222
Finance costs related to long-term debt					(89)
Other finance costs					(40)
Income taxes					(595)
Net earnings from continuing operations					1,498
2011
EBITDA	769	2,019	(27)	(157)	2,604
Depreciation and amortization	169	173	24	15	381
EBIT	600	1,846	(51)	(172)	2,223
Finance costs related to long-term debt					(101)
Other finance costs					(59)
Income taxes					(555)
Net earnings from continuing operations					1,508

Normalized comparable store sales and Retail’s operating coverage ratio are not recognized measures under IFRS and our method of calculation may not be comparable to that of other companies. Normalized comparable store sales contained in the “Retail” section is a measure for evaluating store sales results year-over-year. A store becomes part of the comparable base once it is in operation or owned for 12 months. This measure is normalized using published nitrogen, phosphate and potash (“NPK”) benchmark prices and adjusting current year prices to reflect pricing from the previous year based on our percent of NPK utilization by product. See section “Retail | Financial Results” on page 16 for further information on these measures.

As interest coverage, return on operating capital employed and return on capital employed are presented in our Notes to the Consolidated Financial Statements included in this Annual Report, these measures are classified as additional IFRS financial measures, where they reflect consolidated results. See section “Selected Retail and Consolidated Financial Measures” on page 45 and “Capital Management” on page 58 for further information on these measures.

The selected Retail performance measures contained within the “Selected Retail and Consolidated Financial Measures” section include the return on operating capital employed ratio, return on capital employed ratio, and EBITDA to sales ratio and are not recognized measures under IFRS. Our method of calculation may not be comparable to that of other companies. Ratio definitions and further discussions of the use of these ratios have been provided on page 45.

We consider the above measures to provide useful information to both management and investors in measuring our financial performance and financial condition.

FINANCIAL CONDITION

„ BALANCE SHEET ANALYSIS

(millions of U.S. dollars)	2012	2011	Variance
Assets	15,977	13,140	2,837
Liabilities	9,057	6,712	2,345
Shareholders’ equity	6,920	6,428	492

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	51

The following are changes to the financial condition on our consolidated balance sheets for the year ended December 31, 2012.

„ DETAILED BALANCE SHEET ANALYSIS

(millions of U.S. dollars, except as noted)	December 31, 2012	December 31, 2011	$ Change	% Change	Explanation of the change in balance
Assets

Cash and cash equivalents	726	1,346	(620)	(46%)	See discussion under the section “Liquidity and Capital Resources”
Accounts receivable	2,284	1,984	300	15%	Higher Retail receivables of $163-million resulting from higher fourth quarter North American sales in all product categories. Wholesale receivables increased by $82-million, particularly in the U.S. due to greater sales in the month of December 2012 attributed to increased demand
Income taxes receivable	32	138	(106)	(77%)	Decreased due to the settlement of a tax receivable in the U.S.
Inventories	3,129	2,956	173	6%	Retail crop protection products inventory increased in North America in 2012 by $167-million as Retail purchased inventory early for the season due to the summer drought. Additionally, purchases of seed increased by $46-million to take advantage of supplier pricing incentives. North American crop nutrients inventory decreased by $134-million due to higher fourth quarter sales. AAT inventory increased $37-million due to twinning of the New Madrid ESN facility
Advance on acquisition of Viterra Inc.	1,792	—	1,792	N/A	Advance paid to Glencore for the anticipated purchase of the Viterra Agri-products Business
Prepaid expenses and deposits	749	643	106	16%	Prebought inventories of crop protection products and seed increased in North America to lock in supply and pricing
Assets of discontinued operations	—	70	(70)	(100%)	AWB Commodity Management business remaining in discontinued operations at December 31, 2011 was sold in the second quarter of 2012
Property, plant and equipment	3,698	2,533	1,165	46%	Wholesale additions increased by $737-million due to spending related to the Vanscoy potash expansion project and $137-million due to increased asset retirement obligations at the Conda site. Remaining increase is due to regular capital additions across all of our business units, net of regular depreciation
Intangibles	636	678	(42)	(6%)	Intangibles decreased due to regular amortization which was partially offset by additions from Retail tuck-in acquisitions
Goodwill	2,349	2,277	72	3%	Increase due to 2012 Retail tuck-in acquisitions
Investments in associates	382	355	27	8%	Investments made by Retail increased by $60-million offset by the disposal of certain investments
Other assets	130	97	33	34%	General increase in the number of longer-term investments
Deferred income tax assets	70	63	7	11%	—

52	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

(millions of U.S. dollars, except as noted)	December 31, 2012	December 31, 2011	$ Change	% Change	Explanation of the change in balance
Liabilities

Short-term debt	1,328	245	1,083	442%	Increase due to cash management strategies for operational needs and to complete the upcoming acquisition of the Agri-products Business of Viterra from Glencore
Accounts payable	3,541	2,959	582	20%	Customer prepayments increased by $278-million. Customers were motivated by tax rules to prepay for product before December 31, 2012. Accrued liabilities increased due to the Vanscoy potash expansion project and higher capital accruals
Income taxes payable	152	82	70	85%	The Canadian tax provision exceeded the tax installments made
Liabilities of discontinued operations	—	53	(53)	(100%)	AWB Commodity Management business remaining in discontinued operations at December 31, 2011 was sold in the second quarter of 2012
Long-term debt	2,633	2,118	515	24%	Long-term debt increased due to the $500-million debentures that were issued in the fourth quarter of 2012
Provisions for post-employment benefits	184	192	(8)	(4%)	—
Other provisions	521	367	154	42%	Increase in asset retirement obligations of $137-million for Conda and $36-million in environmental remediation liabilities for legacy sites offset by drawdowns
Other liabilities	80	59	21	36%	Higher share-based payments accruals associated with the increase in share price throughout 2012
Deferred income tax liabilities	618	637	(19)	(3%)	Decreased due to additional deferred income tax assets in Argentina which we are able to net against deferred income tax liabilities

WORKING CAPITAL

Our working capital from continuing operations, defined as current assets excluding current assets of discontinued operations less current liabilities excluding current liabilities of discontinued operations, at December 31, 2012 was $3.1-billion, a decrease of $628-million over December 31, 2011. See the discussion of current assets in the section “Financial Condition” on page 51 for more information on the drivers of this change in working capital.

„ WORKING CAPITAL BREAKDOWN

(millions of U.S. dollars)	2012	2011
Current assets excluding current assets of discontinued operations	8,712	7,067
Current liabilities excluding current liabilities of discontinued operations	5,647	3,374
Working capital from continuing operations	3,065	3,693

SHAREHOLDERS’ EQUITY

Shareholders’ equity was $6.9-billion at December 31, 2012, an increase of $492-million compared to December 31, 2011. This was primarily driven by a net increase in retained earnings of $535-million at December 31, 2012, compared to December 31, 2011, which represents the 2012 net earnings attributable to equity holders of Agrium offset by the share repurchase and dividends of $154-million. The share repurchase of $913-million, including transaction costs, resulted in a reduction to share capital of $113-million and a reduction to retained earnings of $800-million.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	53

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resource needs can be met through a variety of sources, including cash on hand, cash provided by operations and short-term borrowings from our committed credit facilities, as well as long-term debt and equity capacity from the capital markets. Depending on the nature, timing and extent of any potential acquisitions or greenfield and brownfield development opportunities, we may consider expanding existing sources of financing or accessing other sources of financing.

„ SOURCES AND USES OF CASH

(millions of U.S. dollars)	2012	2011
Cash provided by operating activities	2,119	1,350
Cash used in investing activities	(3,338)	(151)
Cash provided by (used in) financing activities	562	(423)
Effect of exchange rate changes on cash and cash equivalents	37	(14)
(Decrease) increase in cash and cash equivalents from continuing operations	(620)	762
Cash and cash equivalents used in discontinued operations	—	(51)

CASH PROVIDED BY OPERATING ACTIVITIES

Cash provided by operating activities is made up of net earnings from continuing operations adjusted for items not affecting cash, dividends from associates and net changes in non-cash working capital.

Net earnings adjusted for items not affecting cash was a source of cash of $2.1-billion in 2012 and $2.1-billion in 2011. Non-cash items include depreciation and amortization, asset impairment, share-based payments, unrealized gain on derivative financial instruments and deferred income taxes. The amounts above were primarily driven by significant non-cash items of share-based payments expense in 2012 compared to a recovery in 2011 offset by a decrease in deferred income taxes in 2012.

NON-CASH WORKING CAPITAL

Our non-cash working capital levels are affected by numerous factors including: demand for our products and services, together with pre-sales of product and inventory build leading up to the spring and fall crop input application seasons; selling prices of our products and services; raw material input and other costs; and foreign exchange rates.

The net changes in non-cash working capital for the year ended December 31, 2012 was a source of cash of $16-million compared to a use of cash of $731-million for the year ended December 31, 2011. The increase in cash flow from non-cash working capital for 2012 was primarily driven by lower increases in receivables and inventory, a larger increase in payables offset by an increase in prepaid expenses and deposits in 2012.

For further discussion of working capital balance sheet account changes from December 31, 2011 to December 31, 2012, see the section “Financial Condition” on page 51.

CASH USED IN INVESTING ACTIVITIES

Investing activities used $3.3-billion of cash in 2012, an increase of $3.2-billion compared to 2011.

BUSINESS ACQUISITIONS

In 2012, we advanced $1.8-billion to Glencore to acquire the Agri-products Business of Viterra. For further discussion, see section “Business Acquisitions” on page 56.

In 2012, we completed various Retail acquisitions for total consideration of $213-million which included the domestic acquisitions of Ritter Crop Services and West Texas Agriplex in addition to Utilfertil in Brazil. In 2011, we made multiple acquisitions for total consideration of $183-million, which included the purchases of Cerealtoscana S.p.A., Evergro and Tetra Micronutrients.

DISPOSAL OF DISCONTINUED OPERATIONS

In 2011, we received proceeds of $694-million from the sale of the majority of the Commodity Management business of AWB.

„ CAPITAL EXPENDITURES

(millions of U.S. dollars)	2012	2011
Sustaining capital	530	333
Investing capital	752	330
Total	1,282	663

54	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

Sustaining capital includes the cost of replacements and betterments of our facilities. Our sustaining capital expenditures increased in 2012 by $197-million largely related to projects at the Vanscoy potash facility. Retail’s sustaining capital expenditures in 2012 were $149-million.

Investing capital typically includes a significant expansion of existing operations or new acquisitions. Our investing capital expenditures increased in 2012 compared to 2011, which can mostly be attributed to expenditures related to the Vanscoy potash expansion project.

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES

Financing activities provided $562-million of cash in 2012, a change of $985-million compared to 2011, when financing activities used $423-million of cash.

SHORT-TERM DEBT

Cash provided by short-term debt in 2012 was $1.1-billion compared to cash used primarily attributed to the repayment of short-term debt of $293-million in 2011. The increase in cash provided from short-term debt in 2012 was primarily attributable to cash required for operations needs and to advance funds to Glencore for the purchase of Viterra’s Agri-products Business.

LONG-TERM DEBT

On October 1, 2012, we issued $500-million of 3.15 percent debentures due October 1, 2022. The debentures were issued under our base shelf prospectus, which permits issuance in Canada and the U.S. of up to an additional $2.0-billion of common shares, preferred shares, subscription receipts, debt securities or units until April 2014.

In February 2011, we repaid $125-million aggregate principal amount of 8.25 percent debentures that were due. We also repaid $54-million of the South American credit facilities in the last quarter of 2011.

DIVIDENDS

In 2011 and 2012, a series of dividend increases were approved by the Board of Directors. On December 14, 2011, we quadrupled our semi-annual dividend from 5.5 cents per share to 22.5 cents per share. On June 7, 2012, the Board approved a 27.5 cents per share increase bringing the total to 50 cents per share paid semi-annually. On December 14, 2012, the Board further approved an increase of the dividend to 50 cents per share to be paid on a quarterly basis bringing the total 2012 dividend to $1.00 per share.

We declared dividends on our common shares of $154-million in 2012 and $44-million in 2011. Common share dividends paid were $115-million in 2012 and $18-million in 2011.

COMMON SHARES

On October 22, 2012, we purchased and cancelled 8.74 million common shares tendered under an issuer bid for a total purchase price of $913-million, including transaction costs.

CASH AND CASH EQUIVALENTS USED IN DISCONTINUED OPERATIONS

Cash and cash equivalents used in discontinued operations was $51-million in 2011. There was minimal activity related to discontinued operations in 2012 and the last remaining entity was sold in April 2012.

CASH POSITION

Our year-end cash balance was $726-million in 2012 and $1.3-billion in 2011. The decrease in cash in 2012 was primarily driven by significantly higher cash used in investing activities as $1.8-billion was advanced to Glencore for the purchase of the Agri-products Business of Viterra and cash for the purchase and cancellation of common shares pursuant to our substantial issuer bid. This was partially offset by higher cash provided by operating activities by maximizing working capital and financing activities as Agrium utilized available credit facilities and issued long-term debt during the year.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	55

BUSINESS ACQUISITIONS

On March 19, 2012, we signed an agreement with Glencore to acquire the majority of the Agri-products Business of Viterra. The Agri-products Business will be part of our Retail business unit and consists of 217 Canadian farm centers, 13 Australian farm centers, storage and distribution assets, and other assets and liabilities.

We will acquire Viterra’s Agri-products Business from Glencore, which completed its acquisition of Viterra on December 17, 2012. The Agri-products Business consists of two groups of assets:

i.	Viterra’s 34 percent interest in a nitrogen facility located at Medicine Hat, Canada; and

ii.	farm centers and other assets.

The agreement also entitles us to receive an adjustment to our purchase price of an amount equal to the after-tax operating cash flows from these Agri-products Business assets (“Operating Cash Flow Adjustment”) from March 31, 2012, until the applicable closing dates.

On August 2, 2012, Agrium and Glencore announced that CF Industries Holdings Inc. (“CF”), holder of a 66 percent interest in the Medicine Hat facility, would acquire Viterra’s 34 percent interest in the Medicine Hat facility from Glencore for Cdn$915-million, subject to certain adjustments. Accordingly, if CF completes this acquisition, we will not acquire Viterra’s interest in the Medicine Hat facility. Under our agreement with Glencore:

i.	the cash proceeds of the sale of Viterra’s interest in the Medicine Hat facility to CF are payable by Glencore to us; and

ii.	we are also entitled to an Operating Cash Flow Adjustment in respect of Viterra’s interest in the Medicine Hat facility from March 31, 2012, until closing of the transaction between Glencore and CF, offset partially by a purchase price adjustment in favor of CF under its agreement with Glencore equivalent to Viterra’s estimated after-tax operating cash flows from the Medicine Hat facility from October 16, 2012, to November 30, 2012.

The purchase price for Viterra’s Agri-products Business is Cdn$1.775-billion (U.S.$1.801-billion), subject to adjustments, including for:

i.	proceeds from Glencore’s sale of Viterra’s interest in the Medicine Hat facility to CF as described above;

ii.	Viterra farm centers excluded from the purchase;

iii.	working capital; and

iv.	accrual to Agrium of Operating Cash Flow Adjustments.

As partial funding for Glencore’s acquisition of Viterra, we advanced the Cdn$1.775-billion (U.S.$1.801-billion) purchase price to Glencore on December 12, 2012. The advance is guaranteed by Glencore, secured by shares of Viterra, and does not bear interest. The advance is repayable by:

i.	the transfer of the Agri-products Business assets to us or to third parties designated by us, in amounts allocated to the assets under our agreement with Glencore; and

ii.	cash payments for the Operating Cash Flow Adjustment, working capital and other adjustments. If the Agri-products Business assets are transferred to third parties arranged by us, we are entitled to receive the proceeds of sale (including with respect to the sale of Viterra’s interest in the Medicine Hat facility to CF as described above).

The Agri-products Business assets ultimately transferred to Agrium will consist of net current assets (working capital) and non-current assets (intangible assets and property, plant and equipment).

Agrium and CF each have specific responsibilities for obtaining required regulatory approvals. Glencore has responsibilities for obtaining required third party consents and approvals. We are in the process of obtaining the regulatory approvals for which we are responsible. Our agreement with Glencore sets maximum periods for obtaining these regulatory approvals, which may be extended as agreed by us and Glencore. The maximum periods extend to July 17, 2014, for Viterra’s interest in the Medicine Hat facility, and to April 17, 2014, for the balance of the Agri-products Business assets.

The transaction exposes us to various risks, including:

i.	Glencore may not obtain necessary third party consents and approvals for which it is responsible, in which case, for any asset not capable of being transferred, we may either elect for a use arrangement which is satisfactory to us for a period of at least 25 years, or to be repaid in cash the portion of the acquisition price allocated to such asset (subject to an adjustment if the asset is Viterra’s interest in the Medicine Hat facility and CF does not close under its agreement to acquire such interest from Glencore);

ii.	Agrium may be unable to obtain regulatory approvals within the time frames prescribed by the agreement, in which case 1) Glencore may be entitled to sell the affected assets with payment of the proceeds of sale to us, or we may be required to sell the assets, in either case for proceeds which could be less than the portion of the purchase price allocated to such assets under the agreement; or 2) Glencore may transfer the applicable assets to us or a third party under an arrangement requiring that the applicable asset be held separate from our other business operations pending a sale to a third party;

56	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

iii.	CF may not receive regulatory approval to acquire Viterra’s interest in the Medicine Hat facility, or CFmay otherwise fail to close on the Medicine Hat facility; and

iv.	an adjustment to the purchase price that could result in the combination of cash and fair value of assets transferred to us being different from the advance to Glencore.

During 2012, the Retail business unit completed the acquisition of a number of businesses consisting of crop input, manufacturing and distribution centers for total consideration of $213-million.

DEBT INSTRUMENTS, CAPITAL MANAGEMENT AND RATINGS

„ DEBT INSTRUMENTS

			2012			2011
(millions of U.S. dollars, except as noted)	Maturity	Rate (%) (a)	Total	Unutilized	Utilized	Utilized
Short-term debt (b)
Multi-jurisdictional facility (c)	2016	1.70	1,600	500	1,100	—
European facilities (d)	2013	1.20	330	134	196	178
South American facilities	2013	6.11	100	68	32	67
			2,030	702	1,328	245
Outstanding letters of credit				121
Remaining capacity available				581

Long-term debt					2012	2011
Floating rate bank loans	2013 – 2014				106	35
Fixed and floating rate bank loans	2014 – 2016				46	95
Floating rate bank loans	2013				460	460
3.15% debentures (e) (f)	2022				500	—
6.125% debentures (e)	2041				500	500
6.75% debentures (e)	2019				500	500
7.125% debentures (e)	2036				300	300
7.7% debentures (e)	2017				100	100
7.8% debentures (e)	2027				125	125
Other					21	23
					2,658	2,138
Unamortized transaction costs					(25)	(20)
Current portion of long-term debt					(518)	(20)
					2,115	2,098

(a)	Weighted average rates at December 31, 2012.
(b)	The facilities bear interest at various base rates plus a fixed or variable margin.
(c)	The multi-jurisdictional revolving credit facility is unsecured and consists of North American and Australian tranches and an accordion feature that allows us to request an increase in the facility of up to $900-million. Outstanding letters of credit reduce our ability to draw on this facility. We also maintain a separate $30-million standby letter of credit facility of which $27-million is outstanding.
(d)	Of the utilized amount, $10-million (2011 – $7-million) was secured. The utilized balance includes euro-denominated debt of $196-million (2011 – $106-million).
(e)	Debentures have various provisions that allow redemption prior to maturity, at our option, at specified prices.
(f)	On October 1, 2012, we issued $500-million of 3.15 percent debentures due October 2022.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	57

CAPITAL MANAGEMENT

Our objectives when managing capital are to:

a)	maintain a strong balance sheet and flexible capital structure in order to optimize the cost of capital at an acceptable level of risk;

b)	support an investment grade credit rating profile; and

c)	maximize shareholder value.

We manage capital in reference to a number of credit ratios, including continually monitoring the ratios outlined in the table below. Net debt includes short-term debt and long-term debt, net of cash and cash equivalents. Equity consists of shareholders’ equity. For purposes of capital management, capital comprises debt and equity. Interest coverage is the last 12 months’ EBITDA divided by interest, which includes interest on long-term debt plus other interest. EBITDA is a non-IFRS financial measure (see discussion under “Additional and Non-IFRS Financial Measures” on page 50 of this MD&A for further details). Return on operating capital employed is the last 12 months’ EBIT less income taxes at a tax rate of 28 percent divided by rolling four quarter average operating capital employed. Operating capital employed includes non-cash working capital; property, plant and equipment; investments in associates and other assets. Return on capital employed is the last 12 months’ EBIT less income taxes at a tax rate of 28 percent divided by rolling four quarter average capital employed. Capital employed includes operating capital employed, intangibles and goodwill. Average non-cash working capital to sales uses rolling four quarter average non-cash working capital.

„ CAPITAL MANAGEMENT RATIOS

	2012	2011
Net debt to net debt plus equity (%)	32	14
Interest coverage (multiple) (a)	21	16
Return on operating capital employed (%) (a)	24	29
Return on capital employed (%) (a)	17	19
Average non-cash working capital to sales (%)	18	18

(a)	Interest coverage, return on operating capital employed and return on capital employed are additional IFRS financial measures which do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. See section “Additional and Non-IFRS Financial Measures” page 50 for further discussion.

Our strategy in managing capital is to maintain our ratio of net debt to net debt plus equity in a target range of 35 to 45 percent. Management believes that this range is appropriate and provides access to capital at a reasonable cost. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or issue or redeem debt. Our authorized share capital consists of unlimited common shares without par value and unlimited preferred shares. On October 22, 2012, we purchased and cancelled 8.74 million common shares tendered under an issuer bid for a total purchase price of $913-million, including transaction costs.

During the year, the Board of Directors announced its intention to pay dividends quarterly starting in 2013.

We maintain a base shelf prospectus, which permits issuance in Canada and the U.S. of up to an additional $2.0-billion of common shares, preferred shares, subscription receipts, debt securities or units until April 2014. Issuance of further securities under the base shelf prospectus requires filing a prospectus supplement and is subject to the availability of funding in capital markets.

Our revolving credit facilities require that we maintain specific interest coverage and debt to capital ratios as well as other non-financial covenants as defined in our credit agreements. We were in compliance with all covenants at December 31, 2012.

DEBT RATINGS

The following information relating to Agrium’s credit ratings is provided as it relates to our financing costs, liquidity and operations. Specifically, credit ratings affect Agrium’s ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current rating on our debt by the rating agencies, particularly a downgrade below investment grade ratings, or a negative change in the outlook for the Company could adversely affect Agrium’s cost of financing and our access to sources of liquidity and capital.

DBRS LIMITED (“DBRS”)

On January 18, 2013, DBRS affirmed its BBB long-term corporate credit rating and stable outlook on Agrium.

MOODY’S INVESTORS SERVICE (“MOODY’S”)

On September 26, 2012, Moody’s affirmed its Baa2 long-term corporate credit rating and stable outlook on Agrium.

STANDARD & POOR’S RATING AGENCY (“S&P”)

On September 25, 2012, S&P affirmed its BBB long-term corporate credit rating and stable outlook on Agrium.

Refer to our 2012 AIF under the heading “Item 7 – Description of Capital Structure – 7.3 Debt Ratings” for further information on our ratings, including ratings definitions.

58	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

FUTURE CASH REQUIREMENTS

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

At December 31, 2012 our aggregate contractual obligations for continuing operations are laid out in the table below.

„ CONTRACTUAL AND OTHER OBLIGATIONS

	Payment due by period
(millions of U.S. dollars)	Less than one year	One to three years	Four to five years	More than five years		Total
Long-term debt (a)	587	317	360	3,296		4,560
Operating leases	151	239	120	121		631
Purchase obligations	667	666	538	387		2,258
Asset retirement obligations (c)	5	42	53	344	(b)	444
Environmental remediation liabilities (d)	74	38	14	53		179
Total	1,484	1,302	1,085	4,201		8,072

(a)	Figures include interest and principal payments and capital lease repayments.
(b)	This figure does not include estimated asset retirement obligations related to our potash operations. See the discussion below on “Asset retirement obligations”.
(c)	Represents the undiscounted, inflation-adjusted estimated cash outflows.
(d)	Represents the undiscounted, estimated cash outflows.

Long-term debt

See the discussion of debt instruments on page 57 of this MD&A. Failure to maintain certain financial ratios in respect of our credit facilities and bank loans and other covenants in the various debt instruments may trigger early repayment provisions. See the discussion of capital management on page 58 of this MD&A.

Operating leases

Operating lease commitments consist primarily of leases for railcars and contractual commitments at distribution facilities in our Wholesale business unit, vehicles and application equipment in our Retail business unit, and office equipment and property leases throughout our operations. The commitments represent the minimum payments under each agreement.

Purchase obligations

Purchase obligations including minimum commitments for North American natural gas purchases, which include both floating rate and fixed rate contracts, and are calculated using the prevailing NYMEX forward prices for U.S. facilities and the AECO forward prices for Canadian facilities at December 31, 2012.

Profertil has three long-term gas contracts denominated in U.S. dollars, expiring in 2017. These three contracts account for approximately 80 percent of Profertil’s gas requirements. YPF S.A., our joint venture partner in Profertil, supplies approximately 27 percent of the gas under these contracts.

We have a power co-generation agreement for our Carseland facility that expires December 31, 2026. The maximum commitment under this agreement is to purchase 60 megawatt-hours of power per hour through 2026. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas, which is provided to the facility for power generation.

Our phosphate rock supply agreement extends to 2020. Our minimum commitment is to purchase 580,000 tonnes in 2013 and 798,000 tonnes from 2014 to 2018, with subsequent volumes to be determined in 2016. The purchase price is based on a formula that tracks finished product pricing and key published phosphate input costs. We entered into a freight contract to import phosphate rock extending from 2013 to 2019 for a total commitment of $194-million.

In addition to amounts disclosed in the table above, future capital expenditures include cancellable contracts for total costs of approximately:

a)	potash facility expansion, $600-million to $750-million; and

b)	construction of our Neptune import terminal, $75-million.

Asset retirement obligations

Our mining, extraction, processing and distribution activities result in asset retirement obligations, which are part of our normal course of operations. Such retirement obligations include closure, dismantlement, site restoration or other legal or constructive obligations for termination and retirement of assets. Expenditures may occur before and after completion of operations. We expect to incur expenditures for obligations over the next 30 years, with the exception of potash operations, which are expected to occur after 100 years. The timing of retirement expenditures is dependent on a number of factors such as the life and nature of the asset, legal requirements and technology. The discounted, inflation-adjusted estimated cash outflows required to settle the asset retirement obligations are estimated at $322-million at December 31, 2012.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	59

Environmental remediation liabilities

Environmental expenditures that relate to existing conditions caused by past operations that do not contribute to current or future revenue generation are expensed. Environmental expenditures that extend the life of the property, increase its capacity or mitigate or prevent contamination from future operations are capitalized. The discounted, inflation-adjusted estimated cash outflows required to settle the environmental remediation liabilities are estimated at $170-million at December 31, 2012.

FUTURE CAPITAL EXPENDITURES

SUSTAINING CAPITAL

Our sustaining capital is expected to be approximately $500-million to $550-million in 2013 due to a number of large sustaining projects planned for the year. Excluding these larger projects, our sustaining capital expenditures in 2013 would be closer to $415-million on an annual basis. The 2013 sustaining capital program includes the following:

w	Sustaining capital projects for Wholesale manufacturing facilities;

w	Wholesale resource development projects;

w	Planned turnaround inspection and overhaul at our facilities; and

w	Spending at our Retail operations in North America, South America and Australia.

INVESTING CAPITAL

Our investing capital program planned for 2013 includes the following:

w	Significant Vanscoy potash expansion project to increase production capacity by one million tonnes;

w	Preliminary engineering and cost estimations for the brownfield debottleneck and expansion projects;

w	Evaluation of greenfield nitrogen expansion project; and

w	Retail investments in seed and proprietary product offerings (Loveland and Dyna-Gro) and opportunistic acquisitions.

We anticipate that we will be able to finance announced projects through a combination of cash provided from operating activities, existing lines of credit (see the discussion under “Debt instruments” on page 57 of this MD&A for further details) and funds available from new debt or equity securities offerings.

OUTSTANDING SHARE DATA

The number and principal amount of our outstanding shares at January 31, 2013 were as follows:

„ OUTSTANDING SHARES AT JANUARY 31, 2013

	Number of Shares	Market Value
Common shares	149 million	$17-billion

At January 31, 2013, the number of stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately 0.1 million.

CONTINGENT LIABILITIES

LITIGATION

From time to time, we become involved in legal or administrative proceedings related to our current and acquired businesses. Such proceedings expose us to possible losses and we expect our involvement in such matters to continue in the normal conduct of our business. We regularly assess the need for accounting recognition and/or disclosure of these matters. Our assessment considers the probability of adverse judgments and the range of possible losses. We base our assessment of the probable outcome on our judgment of a number of factors, including similar past experiences and history, precedents, relevant financial, scientific and other evidence of each matter, and opinions from corporate and outside counsel. Accruals are recorded when occurrence is probable and the outcome is reasonably estimable. Losses or the range of possible losses may not be reasonably estimable when claims do not specify an amount of damages sought, there are numerous plaintiffs, or when the case is in its early stages. We will represent our interests vigorously in all of the proceedings in which we are involved.

Legal proceedings and environmental matters are inherently complex and, as described above, we apply significant judgment in estimating probable outcomes. As a result, there exists the potential for adjustments to liabilities and material variance between actual costs and estimates.

Our assessment of specific litigation matters at the date of issuance of this MD&A is set out below. For a discussion on Idaho Mining Properties and Manitoba Mining Properties, see the section “Contingent Environmental Liabilities” on page 78 of this MD&A.

60	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

OIL-FOR-FOOD PROGRAMME

On June 27, 2008, the Iraqi government filed a civil lawsuit in the U.S. against AWB, a subsidiary we acquired in 2010, and 92 other parties alleging that the defendants participated in an illegal conspiracy to divert funds from the United Nations Oil-For-Food Programme (“OFFP”) escrow account. The lawsuit seeks total damages in excess of $10-billion from the defendants, jointly and severally, as well as treble damages under the U.S. Racketeer Influenced and Corrupt Organizations Act. As to AWB specifically, the lawsuit alleges that AWB unlawfully diverted more than $232-million from the OFFP escrow account. AWB and a number of other defendants filed motions to dismiss the complaint in June 2010. The court granted the motions and dismissed the lawsuit with prejudice in a decision dated February 6, 2013. The plaintiff has a right to appeal this decision. Although we believe that the possibility of a material financial effect from this matter is remote, if the plaintiff does exercise its right to appeal, an adverse decision on appeal could have a material adverse effect on AWB and on Agrium’s consolidated financial position and results of operations.

OFF BALANCE SHEET ARRANGEMENTS

GUARANTEES

We are contractually obligated to reimburse a third party for our pro-rata share of any operating losses or other liabilities incurred pursuant to a marketing and distribution arrangement. We believe that the probability of conditions arising that would trigger this guarantee is remote.

FINANCIAL INSTRUMENTS

RISK MANAGEMENT

In the normal course of business, our balance sheet, results of operations and cash flows are exposed to various risks. On an annual basis, the Board approves a strategic plan that takes into account the opportunities and major risks of our business and mitigation factors to reduce these risks. The Board sets upper limits on the transactional and balance sheet exposures to be managed and the time periods over which exposures may be managed. Compliance with these limits and associated exposure management activity is monitored by the Corporate Financial Risk Committee which also reviews risk management policies and procedures on an annual basis. We manage risk in accordance with our Exposure Management Policy. The objective of the policy is to reduce volatility in cash flows and earnings.

Our derivative financial instruments and the nature of the risks to which they are, or may be, subject are set out in the following table:

„ DERIVATIVE FINANCIAL INSTRUMENTS

Risks
	Currency	Commodity price	Credit	Liquidity
Foreign currency forward and option contracts	X		X	X
Natural gas and seed forward, swap and option contracts, nutrient swap contracts and power contracts		X	X	X

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	61

MARKET RISK

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market prices. Market risk is comprised of currency risk, commodity price risk and interest rate risk.

CURRENCY RISK

We had the following foreign exchange derivative financial instruments at December 31:

„ FOREIGN EXCHANGE DERIVATIVE FINANCIAL INSTRUMENTS OUTSTANDING

(millions of U.S. dollars, except as noted)	2012			2011
Sell/Buy	Notional (millions, buy currency)	Maturities	Fair value of assets (liabilities)	Notional (millions, buy currency)	Maturities	Fair value of assets (liabilities)
Forwards
CAD/USD	USD 900	2013	4	—	—	—
USD/AUD	AUD 26	2013	—	AUD 65	2012	1
AUD/CAD	—	—	—	CAD 227	2012	(2)
EUR/USD	USD 28	2013	—	—	—	—
Swaps
USD/AUD	—	—	—	AUD 31	2012	—
			4			(1)

Gains on foreign exchange contracts of $13-million were recognized in 2012, compared to losses of $40-million in 2011, which were reported in other expenses.

COMMODITY PRICE RISK

We manage the risk of changes in natural gas, power and nutrient prices using derivative financial instruments. The total change in fair value of non-qualifying derivative financial instruments in 2012 resulted in a loss of $20-million (2011 – gain of $3-million), which is reported in other expenses, of which a loss of $32-million (2011 – loss of $19-million) has been realized.

We had the following natural gas, power and nutrient derivative financial instruments at December 31:

„ NATURAL GAS, POWER AND NUTRIENT DERIVATIVE FINANCIAL INSTRUMENTS OUTSTANDING

	2012			2011
(millions of U.S. dollars, except as noted)	Notional	Maturities	Fair value of assets (liabilities)	Notional	Maturities	Fair value of assets (liabilities)
Natural gas (BCF)
NYMEX contracts
Swaps – bought	11	2013	(42)	36	2012–2013	(86)
Swaps – sold	(10)	2013	27	(21)	2012–2013	48
Collars (swap with options)	—	—	—	3	2012	—
El Paso swaps	1	2013	—	—	—	—
AECO contracts
Swaps	8	2013	(4)	5	2012	—
	10		(19)	23		(38)
Power – swaps (GWh)	131	2013	4	272	2012–2013	12
Nutrient – urea swaps (short tons)	—	—	—	5	2012	—
			(15)			(26)

62	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

INTEREST RATE RISK

Our exposure to floating interest rate risk is generally limited to short-term debt, floating rate long-term debt and certain cash and cash equivalents. Exposure to fixed interest rate risk is generally limited to our long-term debt.

Our cash and cash equivalents include highly liquid investments with a term of three months or less that earn interest at market rates. We manage interest rate risk on these investments by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest on cash and cash equivalents do not have a significant impact on our results of operations due to the short term to maturity of the investments.

CREDIT RISK

Credit risk is the risk that a counterparty to a financial instrument will cause a financial loss for Agrium by not discharging its obligations. We primarily manage credit risk through rigorous credit approval and monitoring practices whereby we analyze customers individually for creditworthiness. We determine concentrations of credit risk by monitoring our aging analysis of trade receivables. Geographic and industry diversity also mitigates credit risk. The Wholesale business unit sells mainly to large agribusinesses and other industrial users and uses letters of credit and credit insurance to mitigate risk. The Retail business unit sells to a large customer base dispersed over wide geographic areas in North and South America and Australia. The Advanced Technologies business unit sells to a diversified customer base in the North American professional turf application market. We do not expect any significant losses from trade accounts receivable other than the amounts classified as doubtful accounts.

We may be exposed to certain losses in the event that counterparties to short-term investments and derivative financial instruments are unable to meet their contractual obligations. We manage this counterparty credit risk with policies requiring that counterparties to short-term investments and derivative financial instruments have a credit rating of at least BBB, and by policies that limit the investing of excess funds to liquid instruments with a maximum term of one year, limit the maximum exposure to any one counterparty and limit the amount of exposure according to counterparty credit rating. We also enter into master netting agreements that mitigate our exposure to counterparty credit risk. At December 31, 2012, all counterparties to derivative financial instruments have maintained an investment grade credit rating and there is no indication that any counterparty will be unable to meet its obligations under derivative financial contracts or short-term investments. The carrying amount of financial assets represents the maximum credit exposure.

LIQUIDITY RISK

Liquidity risk is the risk of not meeting our financial obligations when they come due. We mitigate liquidity risk by forecasting our cash needs and maintaining sufficient cash and credit facilities to meet our funding requirements. We monitor and have access to capital as described under the section “Capital Management” on page 58 of this MD&A. At December 31, 2012, our cash and cash equivalents and available credit facilities were $726-million and $581-million, respectively.

FAIR VALUES

The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate carrying value due to their short-term nature. The fair value of floating-rate loans approximates carrying value.

The fair value of other financial assets available for sale is derived from active markets, where possible, and through the use of valuation techniques including the discounted cash flows model where active markets do not exist. Where available, inputs to valuation models are taken from observable markets and where not available judgment is required to establish fair values.

Fair values of derivative financial instruments and marketable securities are recorded at the estimated amount we would receive or pay to terminate the contracts, determined by our assessment of available market information and valuation methodologies based on industry accepted third-party models, using assumptions about discount rates and the timing of future cash flows based on observable market inputs such as interest yield curves.

The weighted average effective interest rate on long-term debt at December 31, 2012 was 5 percent (2011 – 5 percent).

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	63

„ FAIR VALUE AND CARRYING VALUE OF FINANCIAL INSTRUMENTS

(millions of U.S. dollars)	2012		2011
	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents – FVTPL	726	726	1,346	1,346
Accounts receivable
Loans and receivables	2,276	2,276	1,976	1,976
Fair value through profit or loss (“FVTPL”)	8	8	8	8
	2,284	2,284	1,984	1,984
Advance on acquisition of Viterra Inc.	919	919	—	—
Other financial assets
Loans and receivables	47	47	58	58
Available for sale	40	40	10	10
Fair value through profit or loss	—	—	6	6
	87	87	74	74
Short-term debt – amortized cost	1,328	1,328	245	245
Accounts payable
Amortized cost	3,361	3,361	2,810	2,810
Fair value through profit or loss	19	19	25	25
	3,380	3,380	2,835	2,835
Current portion of long-term debt
Floating rate debt – amortized cost	518	518	20	20
	518	518	20	20
Long-term debt
Debentures – amortized cost	2,393	2,025	1,925	1,525
Floating rate debt – amortized cost	90	90	573	573
	2,483	2,115	2,498	2,098
Other financial liabilities
Amortized cost	37	37	20	20
Fair value through profit or loss	—	—	16	16
	37	37	36	36

2012 FOURTH QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

NET EARNINGS

Agrium’s 2012 fourth quarter net earnings from continuing operations were $354-million, or $2.34 diluted earnings per share from continuing operations, compared to net earnings from continuing operations of $327-million, or $2.04 diluted earnings per share from continuing operations, for the same quarter of 2011.

„ FINANCIAL OVERVIEW

	Three months ended December 31,
(millions of U.S. dollars, except per share amounts and where noted)	2012	2011	Change	% Change
Sales	3,261	3,177	84	3
Gross profit	1,026	1,045	(19)	(2)
Expenses	492	577	(85)	(15)
Earnings from continuing operations before finance costs and income taxes	534	468	66	14
Net earnings from continuing operations	354	327	27	8
Net earnings	354	193	161	83
Diluted earnings per share from continuing operations	2.34	2.04	0.30	15
Diluted earnings per share	2.34	1.20	1.14	95
Effective tax rate (%)	29	23	N/A	6

64	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

SALES

Retail sales increased by 8 percent to $2.0-billion compared to the fourth quarter of 2011 largely due to increased sales of crop protection products and crop nutrients resulting from favorable weather conditions and greater planted wheat acreage. Wholesale sales decreased slightly to $1.4-billion in the fourth quarter of 2012 from $1.5-billion in the fourth quarter of 2011 due to weak international potash demand. AAT sales during the fourth quarter were slightly lower at $140-million compared to $146-million in the same period last year.

GROSS PROFIT

Our gross profit for the fourth quarter of 2012 held steady at $1.0-billion compared to $1.0-billion in the fourth quarter of 2011. Highlights for the fourth quarter include the following:

w

Retail’s gross profit increased $57-million for the fourth quarter. Crop protection products experienced a 40 percent increase for the quarter compared to the same quarter in 2011 attributed to increased sales volumes and larger supplier rebates; and

w

Wholesale’s gross profit decreased 12 percent to $490-million for the fourth quarter of 2012, compared to the fourth quarter of 2011, which resulted from reduced international potash demand, weaker potash prices, higher potash cost of product sold and lower phosphate prices.

EXPENSES

The $85-million decrease in expenses for the fourth quarter of 2012 compared to the fourth quarter of 2011 is mainly a result of:

w	Higher expenses in 2011 due to a $61-million asset impairment charge for our investment in Hanfeng;

w	A $22-million recovery of previously paid funds in relation to AWB’s investment in Hi-Fert Pty. Ltd. related to disputed guarantees for letters of credit;

w	A $13-million decrease in environmental remediation and asset retirement obligation expense;

w

An $11-million favorable change in share-based payments expense, with an $18-million recovery of share-based payments expense in the fourth quarter of 2012 versus a recovery of $7-million in the fourth quarter of 2011 (see section “Other” on page 68 for further discussion)[1];

w	A $10-million favorable change in insurance proceeds; and

w	A $10-million decrease in potash profit tax related to the deductibility of capital expenditures for the Vanscoy potash facility expansion project this quarter.

The above decreases were partially offset by a $10-million lawsuit settlement relating to potash claims in addition to a $34-million increase in Retail selling expenses (see section “Retail” on page 66 for further discussion).

The following table is a summary of our other expenses (income) for the fourth quarters of 2012 and 2011, respectively.

	Three months ended December 31,
(millions of U.S. dollars)	2012	2011
Realized (gain) loss on derivative financial instruments	(2)	7
Unrealized loss on derivative financial instruments	—	1
Interest income	(26)	(21)
Foreign exchange loss (gain)	11	(1)
Asset impairment	—	61
Environmental remediation and asset retirement obligations	2	15
Bad debt recovery	(8)	(7)
Potash profit and capital tax	3	17
Other	—	(6)
	(20)	66

EFFECTIVE TAX RATE

The effective tax rate was 29 percent for the fourth quarter of 2012 compared to 23 percent for the same period last year due to a higher proportion of income earned in higher taxed jurisdictions in 2012.

[1]	For the year, share-based payments expense was $108-million compared to a share-based payments recovery of $51-million in 2011, for a total comparative variance of $159-million.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	65

BUSINESS SEGMENT PERFORMANCE

RETAIL

Retail’s 2012 fourth quarter sales were a record $2.0-billion, an increase of 8 percent compared to sales of $1.8-billion in the same period last year. The increase was primarily due to a combination of the large winter wheat crop planted, early harvest and favorable weather conditions for the fall application season in the U.S. Gross profit was the highest ever for a fourth quarter at $509-million, compared to the $452-million reported in the same period last year. Retail achieved record EBITDA of $124-million in the fourth quarter of 2012, significantly exceeding the $80-million reported in the fourth quarter of last year. On a full-year basis, EBITDA reached $951-million in 2012, an increase of 24 percent compared to the previous record of $769-million achieved in 2011.

Crop nutrient sales were $1.1-billion this quarter, compared to $1.0-billion in the fourth quarter of 2011. The increase was primarily attributable to a 10 percent increase in total crop nutrient sales volumes across our Retail operations, which was primarily driven by a large planting of winter wheat acres and an extended fall nutrient application window in the U.S. North American nutrient volumes were 11 percent higher in the fourth quarter this year, compared to the same period in 2011. Nutrient volumes in our South American and Australian Retail operations were also higher compared to the same period last year, by 10 percent and 2 percent, respectively. Gross profit for crop nutrients was $155-million this quarter, an increase of $13-million compared to the $142-million reported in the fourth quarter of 2011. Total crop nutrient margins as a percentage of sales were 14 percent in the fourth quarter of 2012, in-line with the same quarter last year.

Crop protection sales were $491-million in the fourth quarter of 2012, compared to the $403-million in sales reported in the same period last year. The increase in sales was due to a combination of favorable weather conditions in the U.S., as well as stronger pricing and volumes across most crop protection products. Total crop protection gross profit this quarter was $203-million, an increase of 40 percent compared to the $145-million reported in the fourth quarter of 2011. In addition to the factors supporting higher sales this quarter, the increase in gross profit in the fourth quarter of 2012 was also supported by an increase in proceeds from supplier rebate programs and increased sales volumes of our proprietary Loveland line of products. This also contributed to higher total crop protection margins of 41 percent this quarter, compared to 36 percent in the same period last year.

Seed sales were $105-million in the fourth quarter of 2012, compared to $83-million in the fourth quarter last year. Gross profit was $43-million this quarter, an increase of 30 percent compared to the $33-million in the fourth quarter of 2011. The increase in both sales and gross profit was mainly due to a significant increase in planted wheat acres.

Sales of merchandise in the fourth quarter of 2012 were $132-million, compared to $143-million in the same period last year. Gross profit for this product line was $21-million this quarter, down from the $26-million reported in the fourth quarter of 2011.

Services and other sales were $151-million this quarter, compared to the $176-million reported in the fourth quarter of 2011. Gross profit was $87-million in the fourth quarter of 2012, compared to $106-million for the same period last year. The decrease in sales and gross profit this quarter was mainly attributable to pricing pressure in the livestock and wool sectors, which negatively impacted earnings from this business in our Australian Retail operations.

Retail selling expenses for the fourth quarter of 2012 were $431-million, an increase of $34-million compared to the $397-million reported in the fourth quarter last year. The increase was due to a combination of higher depreciation expense, which was driven by the inclusion of acquisitions made over the past year, as well as increased costs associated with maintenance and personnel. Selling expenses as a percentage of sales were 21.8 percent in the fourth quarter of 2012, in-line with the 21.6 percent reported in the same period last year. On a full-year basis, selling expenses as a percentage of sales decreased to 14.5 percent, compared to 15.5 percent in 2011.

WHOLESALE

Wholesale’s 2012 fourth quarter sales were the second highest in history at $1.4-billion, slightly lower than the record $1.5-billion reported in the same quarter last year. Gross profit for this quarter was $490-million, compared to $556-million for the fourth quarter of 2011. Wholesale’s EBITDA of $516-million in the fourth quarter of 2012 was 7 percent lower than the same period last year. While Wholesale’s fourth quarter earnings were the second highest ever reported, the decline in earnings compared to the same record quarter last year was primarily due to weaker global demand for potash and weaker phosphate pricing.

Nitrogen gross profit in the fourth quarter of 2012 was a record $326-million, an increase of $4-million over the $322-million reported in the same quarter last year. These strong results were due to higher international and domestic urea sales volumes. Total nitrogen sales volumes were 1.1 million tonnes, up 6 percent from the same period last year. Wholesale urea sales volumes were higher due to strong demand in the quarter resulting from attractive urea prices relative to crop prices and the expectation of strong urea demand in the spring of 2013. The increase in urea sales volumes was partially offset by lower ammonia sales volumes in Canada as a result of the early winter season in the fourth quarter. Realized sales prices for ammonia were higher due to strong supply/demand fundamentals while urea pricing declined 7 percent compared to the same period in 2011. Nitrogen cost of product sold was $263 per tonne this quarter, slightly higher than the $258 per tonne reported in the fourth quarter

66	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

of 2011 due primarily to marginally higher natural gas costs this quarter. Our average nitrogen gross margins were $290 per tonne this quarter, compared to $304 per tonne in the same period last year.

Agrium’s average natural gas cost in cost of product sold was $3.59/MMBtu this quarter ($3.66/MMBtu including the impact of realized losses on natural gas derivatives), compared to $3.47/MMBtu for the same period in 2011 ($3.77/MMBtu including the impact of realized losses on natural gas derivatives). The average natural gas cost was impacted this quarter by a $2/MMBtu surcharge on Argentine gas that the government imposed earlier in 2012. Hedging gains or losses on all natural gas derivatives are not taken into account for the calculation of gross profit and are included in other expenses and therefore not included in cost of product sold. The U.S. benchmark (NYMEX) natural gas price for the fourth quarter of 2012 was $3.36/MMBtu, compared to $3.61/MMBtu in the same quarter last year. The AECO (Alberta) basis differential was a $0.28/ MMBtu discount to NYMEX in the fourth quarter of 2012, comparable to the $0.24/MMBtu differential that existed in the fourth quarter of 2011.

Potash gross profit for the fourth quarter of 2012 was $79-million, compared to $121-million in the same quarter last year. The decrease was due primarily to lower international sales volumes of 86,000 tonnes, compared to 221,000 tonnes in the fourth quarter of 2011, as well as lower realized sales prices in both domestic and international markets. The lower international volumes were a result of weaker international demand, particularly from China and India. Domestic sales volumes were strong in the quarter, up 44 percent from the same period last year due to strong grower demand in North America and leveraging our ability to move potash into Retail’s domestic distribution chain. Potash cost of product sold was $216 per tonne this quarter, compared to $169 per tonne in the fourth quarter of 2011. The increase in cost per tonne was due to the impact of fixed costs being recorded directly to cost of product sold because of lower produced volumes in this quarter of approximately 426,000 tonnes compared to 451,000 tonnes in the fourth quarter of 2011. The resulting gross margin on a per tonne basis was $233 in the fourth quarter of 2012, compared to the $304 per tonne realized during the same quarter in 2011.

Phosphate gross profit was $47-million in the fourth quarter of 2012, compared to $89-million in the same quarter last year. This decrease was due primarily to lower realized sales prices and higher costs. Realized sales prices were $722 per tonne this quarter, compared to $813 per tonne in the same period last year due to lower phosphate prices globally. Phosphate cost of product sold was $556 per tonne in the fourth quarter of 2012, compared to $500 per tonne in the same period last year. The increase in cost of product sold on a per tonne basis was primarily due to a higher proportional shift in our sales mix towards the domestic market, as a result of weaker international demand. Cost of product sold is higher for our domestic sales due primarily to the impact of transportation costs. The increase in cost of product sold was also partly due to higher rock costs and increased depreciation for our Conda facility. On a per tonne basis, gross margin in the fourth quarter of 2012 decreased to $166 per tonne, compared to $313 per tonne in the same period last year.

Product purchased for resale gross profit increased $11-million this quarter, compared to the fourth quarter of 2011. The increase in gross profit was a result of the decline in inventory valuation experienced in the fourth quarter of 2011 and higher ammonia margins in 2012.

Wholesale’s Other product category, which is primarily comprised of ammonium sulfate and Rainbow granulated products, achieved gross profit of $26-million in the fourth quarter of 2012, compared to $23-million in the same period last year.

Wholesale expenses in the fourth quarter of 2012 were $28-million, compared to $49-million in the fourth quarter of 2011. The decrease in expenses this quarter is mainly due to fourth quarter insurance recoveries of $18-million in addition to a $10-million decrease in potash profit tax related to the deductibility of capital expenditures for the Vanscoy potash facility expansion this quarter. The reduction in Wholesale expenses was partially offset by lower earnings from our equity interest in the MOPCO nitrogen facility. The facility was forced to suspend operations in the fourth quarter of 2011 and was restarted in mid-September 2012, however there is a one quarter delay in reporting earnings from this investment.

ADVANCED TECHNOLOGIES

AAT gross profit was $33-million in the fourth quarter of 2012, compared to the $38-million reported in the same period last year. The decrease was primarily due to new arrangements with former joint venture partners, eliminating the requirement to proportionately consolidate related results. Excluding the impact of proportionately consolidated margins, AAT gross profit in the quarter increased by $5-million compared to the same period last year.

EBITDA for AAT was $17-million in the fourth quarter of 2012, a significant increase compared to the $49-million loss reported in the same period last year. The fourth quarter of 2011 included a $61-million charge related to our investment in Hanfeng. The increase was also driven by stronger sales volumes and margins for ESN.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	67

OTHER

EBITDA for our Other non-operating business unit for the fourth quarter of 2012 was a loss of $7-million, compared to a loss of $15-million for the fourth quarter of 2011. The favorable change was primarily driven by an $11-million decrease in share-based payments expense, where there was an $18-million recovery in the fourth quarter of 2012 compared to a $7-million recovery in the same quarter of 2011. The increase in share-based payments recovery was caused by a larger decline of our share price during the fourth quarter of 2012 compared to the same period in 2011.

BUSINESS ACQUISITIONS

Refer to Business Acquisitions on page 56 of this MD&A for a description of our proposed acquisition of the Agri-products Business of Viterra Inc.

During the fourth quarter of 2012, the Retail business unit completed the acquisition of a number of businesses consisting of crop input and distribution centers for total consideration of $136-million.

DISCONTINUED OPERATIONS

The 2011 fourth quarter net loss from discontinued operations of $134-million was attributed to an $85-million write-off of misappropriated soybean inventory acquired in the purchase of AWB and a $37-million payment of guarantees for letters of credit related to AWB’s investment in Hi-Fert. In the fourth quarter of 2012, we recovered $22-million of the previously paid guarantees for letters of credit.

ADDITIONAL AND NON-IFRS FINANCIAL MEASURES

In the discussion of our performance for the fourth quarter of 2012, in addition to the primary measures of earnings and earnings per share reported in accordance with IFRS, we make reference to EBIT and EBITDA. We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business units are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business units. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.

EBITDA is not a recognized measure under IFRS and our method of calculation may not be comparable to that of other companies. Similarly, EBITDA should not be used as an alternative to net earnings from continuing operations as determined in accordance with IFRS.

EBIT is presented on our Consolidated Statements of Operations and is classified as an additional IFRS measure.

The following table is a reconciliation of EBITDA to consolidated net earnings from continuing operations as determined in accordance with IFRS.

„ RECONCILIATION OF EBITDA TO NET EARNINGS FROM CONTINUING OPERATIONS

	Three months ended December 31, 2012					Three months ended December 31, 2011
(millions of U.S. dollars)	Retail	Wholesale	AAT	Other	Consolidated	Retail	Wholesale	AAT	Other	Consolidated
EBITDA	124	516	17	(7)	650	80	552	(49)	(15)	568
Depreciation and amortization	49	54	8	5	116	43	45	7	5	100
EBIT	75	462	9	(12)	534	37	507	(56)	(20)	468
Finance costs related to long-term debt					(22)					(25)
Other finance costs					(11)					(17)
Income taxes					(147)					(99)
Net earnings from continuing operations					354					327

68	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

ACCOUNTING ESTIMATES

The 2012 and 2011 financial information presented and discussed in this MD&A is prepared in accordance with IFRS as issued by the IASB.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

We prepare our financial statements in accordance with IFRS, which requires us to make judgments in applying accounting policies. Judgments that have the most significant effect on the amounts recognized in these financial statements are described below. We also make assumptions and critical estimates. Critical estimates are those which are most subject to uncertainty and have the most significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year. We base our judgments, assumptions and estimates on our historical experience, current trends and all available information that we believe is relevant at the time we prepare the financial statements. However, future events and their effects cannot be determined with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material.

Our significant accounting policies are discussed in note 2, Significant Accounting Policies, of our Notes to the Consolidated Financial Statements included in this Annual Report. We believe that the following accounting estimates are the most critical in helping readers understand and evaluate our reported financial results. As well, they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

„ SIGNIFICANT JUDGMENTS

Area of Judgment	Judgment Factors

Functional Currency

We determine the functional currency for each entity, and for jointly controlled entities and associates. This requires that we assess the primary economic environment in which each of these entities operates. Our determination of functional currencies affects how we translate foreign currency balances and transactions. Determination includes an assessment of various primary and secondary indicators.	In determining the functional currency of our operations in Canada (Canadian dollar), South America (U.S. dollar) and the Eurozone (euro) we considered the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs, and the currency whose competitive forces and regulations mainly determine selling prices.

Deferred Income Tax Assets

We recognize deferred tax assets only to the extent we consider it probable that those assets will be recoverable. Our recognition of deferred tax assets affects the amount of our tax provision.	We make judgments about when deferred tax assets are likely to reverse, and judgments as to whether or not there will be sufficient taxable profits available to offset the tax assets when they do reverse. In determining whether to establish a valuation allowance against a deferred tax asset, we perform a continual evaluation of all positive and negative evidence. Our evaluation includes the magnitude and duration of any past losses, current profitability and whether it is sustainable, and our earnings forecasts.

Determination and Grouping of Cash Generating Units (“CGU”) and Impairment Testing

In testing for impairment, we group assets into CGUs when we cannot identify cash flows with individual assets. We also combine CGUs for goodwill impairment testing. We use judgment when determining a CGU in defining the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. We also use judgment in determining whether indicators of impairment exist.

We have allocated goodwill to two groups of CGUs within our Retail business unit, Americas Retail and Australia Retail, based on geographic regions, economic and commercial influences, product lines, extent of shared infrastructure, and interdependence of cash flows.

We determined that indicators of impairment did not exist for our operations outside of North America.

Provisions

We make judgments as to whether an obligation exists and whether an outflow of resources embodying economic benefits of a liability of uncertain timing or amount is probable, not probable, or remote.	We consider all available information relevant to each specific matter. In 2012, we determined that a future outflow of resources was probable for an asset retirement obligation at our Conda, Idaho facility, as described in note 25 of the Notes to the Consolidated Financial Statements.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	69

„ ASSUMPTIONS AND CRITICAL ESTIMATES

Description	Assumptions and Estimation Uncertainty	Effect if Actual Results Differ From Assumptions

Inventories

We value inventories at the lower of cost and net realizable value through inventory allowances. Subsequent changes in facts or circumstances could result in the reversal of previously recorded allowances.

Results could differ if inventory allowances change because actual selling prices or selling costs differ materially from forecasted selling prices and selling costs.

Calculating inventory allowances requires estimates and assumptions about a combination of interrelated factors affecting forecasted selling prices, including demand and supply variables. Demand variables include grain and oilseed prices, stock-to-use ratios and changes in inventories in distribution channels. Supply variables include forecasted prices of raw materials such as natural gas, operating rates and crop nutrient inventory levels.

If the estimated net realizable value of inventories declines below cost, we record an inventory write-down as a charge to earnings. During 2012 and 2011, we did not record any material inventory write-downs.

We do not believe there is a reasonable likelihood of a material change in the future estimates or assumptions we use to calculate our allowances. However, if estimates change in an unforeseen manner, we may be exposed to losses or gains that could be material.

Rebates

Our rebate agreements with suppliers, primarily for crop protection products and seed, provide rebates and prepay discounts typically based on the achievement of specified purchase volumes, sales to end users over a specified period of time, or when market conditions cause vendors to reduce manufacturers’ suggested retail prices. We account for rebates and prepay discounts as reductions in the prices of suppliers’ products. We accrue rebates that are probable and can be reasonably estimated. We accrue rebates that are not probable or estimable when we achieve certain milestones. We accrue rebates not covered by binding agreements or published vendor programs when we obtain conclusive documentation of right of receipt.	We record accruals for some rebates by estimating the point at which we will have completed our performance under an agreement. Due to the complexity and diversity of individual vendor agreements, we analyze and review historical trends to apply rates negotiated with our vendors to estimated and actual purchase volumes in order to determine accruals. Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected volumes.	We have not made any material changes in the accounting methodology we use to record vendor rebates during the past two fiscal years. If actual results are not consistent with the assumptions and estimates used, we may be exposed to additional adjustments that could materially, either positively or negatively, impact our gross profit and inventory. However, we collect substantially all receivables associated with these activities in the following fiscal year and therefore do not require subjective long-term estimates. Adjustments to our gross profit and inventory in the following fiscal year have historically not been material. A 10 percent change in our vendor rebates receivable at December 31, 2012 would have affected net earnings by $9-million in 2012.

Long-Lived Assets

We evaluate long-lived assets other than goodwill and indefinite-lived intangible assets (which we test separately) for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.	Our impairment calculations contain uncertainties as they require assumptions and estimates about future cash flows and asset fair values. In determining recoverable amount, we make assumptions about the discount and growth rates we apply, future sales, product margins and overall market conditions. Fair value assessments are subject to estimates and assumptions about factors including new technology, market conditions for our products, availability of raw material inputs and estimated service lives of assets.

Although we have significant carrying amounts for property, plant and equipment, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material.

A 10 percent change in the value of investments in associates at December 31, 2012 would have changed net earnings by $28-million in 2012.

We undertake impairment reviews on an asset-by-asset basis except where assets do not generate cash flows independent of other assets, in which case we do our review at the level at which we group assets into a CGU.

The impairment test compares the carrying value of the asset to the asset’s recoverable amount, based on the higher of the asset’s value in use, estimated using future discounted cash flows, and fair value less costs to sell.

70	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

Description	Assumptions and Estimation Uncertainty	Effect if Actual Results Differ From Assumptions

Income Taxes

Our income tax returns, like those of most companies, are periodically audited by domestic and foreign tax authorities. Audits include questions about our tax filing positions, including the timing and amount of deductions. We recognize tax provisions when it is more likely than not that there will be a future outflow of funds to a taxing authority. In such cases, we provide for the amount that is expected to be settled.

In determining our provision for income taxes, we use an annual effective income tax rate based on annual income, permanent differences between book and tax income, and substantially enacted income tax rates. We adjust our annual effective income tax rate as additional information on outcomes or events becomes available.

In recording deferred taxes, we estimate the extent to which it is probable that timing differences will reverse.

We make assumptions to estimate the exposures associated with our various filing positions. We recognize a provision when it becomes probable that we will incur additional tax liabilities for such exposures. Changes in tax law, the level and geographic mix of earnings and the results of tax audits also affect our effective income tax rate.

Determining tax provisions requires that we make assumptions as to the ultimate outcome of a filing position, which can change over time depending on facts and circumstances.

In determining whether to establish a valuation allowance against a deferred income tax asset, we perform a continual evaluation of all positive and negative evidence. Our evaluation includes the magnitude and duration of any past losses, current profitability and whether it is sustainable, and our earnings forecasts.

Although we believe that our judgment and estimates are reasonable, actual results could differ. We may be exposed to losses or gains that could be material. This may affect income tax expense and earnings reported in future years.

Our effective income tax rate in a given financial statement period could change materially to the extent we prevail in matters for which we have recorded a liability, or are required to pay amounts in excess of our recorded liability.

Goodwill and Intangible Assets

We conduct an impairment test annually in the third quarter and whenever events or changes in circumstances indicate that carrying values may not be recoverable. We test for impairment if a CGU or group of CGUs has goodwill allocated to it, or includes intangible assets that have an indefinite useful life.

We determine fair value by using primarily the discounted cash flow method. This method estimates fair value using a discounted five-year forecasted cash flow with a terminal value.

We estimate terminal value using a growth model incorporating a long-term future growth rate based on our most recent views of the long-term outlook for each business. We use observable market data inputs to develop discount rates for each business using a capital asset pricing model, which we believe approximates the discount rate from a market participant’s perspective.

Assumptions underlying projected cash flows used in our goodwill impairment test are derived from several sources, including internal budgets, which contain information on sales, assumed production levels and costs, and product pricing. Estimated fair value of a CGU could be impacted by changes in interest rates, inflation rates, growth rates, foreign currency exchange rates, costs, pricing, capital expenditures and market conditions. Where available and as appropriate, we use our market capitalization and comparative market multiples to corroborate discounted cash flow results. Compared to the use of market multiples, the discounted cash flow approach more closely aligns valuations to the business model for each business, the specific projections of the business and its geographic markets and products.

We have not made any material changes in the underlying assumptions we use to assess impairment loss on goodwill and other intangible assets during the past two fiscal years.

We did not identify impairments of goodwill or intangible assets in 2012.

We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to test for impairment losses on goodwill and other intangible assets. Sensitivity of the results of goodwill impairment testing to changes in assumptions is described in note 13 to our annual financial statements. If actual results are not consistent with our estimates or assumptions, we may be exposed to an impairment that could be material.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	71

Description	Assumptions and Estimation Uncertainty	Effect if Actual Results Differ From Assumptions

Share-Based Payments

We determine costs for share-based payments using market-based valuation techniques. We determine the fair value of our market-based and performance-based non-vested share awards at the date of grant using generally accepted valuation techniques. A portion of our share-based payments expense results from performance-based share awards, which require us to estimate the likelihood of achieving Company and corporate peer group performance goals.	We make assumptions in applying valuation techniques. We use these assumptions in estimating the future volatility of our stock price, expected dividend yield, future employee turnover rates, future employee stock option exercise behavior and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.	We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine share-based payments expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in share-based payments expense. A 10 percent change in our share-based payments expense for the year ended December 31, 2012 would have affected net earnings by $8-million in 2012.

Provisions

We recognize provisions based on our assessment of our obligations and available information. Any matters not included as provisions are uncertain in nature and cannot be reasonably estimated.

Litigation: In the normal course of business, legal proceedings and other claims brought against Agrium expose us to potential losses. Given the nature of these events, in most cases the amounts involved are not reasonably estimable due to uncertainty about the final outcome.

Asset retirement obligations and environmental remediation: We apply a number of assumptions in estimating provisions that we record for asset retirement obligations and environmental remediation associated with Agrium sites. We make these assumptions due to the nature of the factors affecting the amount that will ultimately be required to settle these obligations when they come due.

We make assumptions to determine whether obligations exist and to estimate the amount of obligations that we believe exist.

In estimating the final outcome of litigation, we make assumptions about factors including experience with similar matters, past history, precedents, relevant financial, scientific and other evidence and facts specific to the matter. This determines whether we require a provision or disclosure in the financial statements.

In determining provisions for asset retirement obligations and environmental remediation, we assess factors such as the extent of contamination, the nature of the work Agrium is obliged to perform or pay for, changes to environmental laws and regulations and whether any of the costs will be shared with other occupants of Agrium sites.

Given the nature of these provisions, they can change significantly due to the inherent uncertainties in our estimates. Changes could have a material impact on our future earnings.

A 10 percent change in our provision for litigation at December 31, 2012 would have affected net earnings by $2-million in 2012.

A change in the assumptions underlying our provisions for asset retirement obligations could have a significant impact on our financial position and results of operations. A 10 percent change in our provision for environmental remediation would have affected net earnings by $12-million in 2012.

Business Acquisitions – Purchase Price Allocation

We allocate the purchase price of an acquired business to its identifiable tangible and intangible assets acquired and liabilities assumed at their estimated fair values at the acquisition date. We record the excess of the purchase price over the amount allocated to the assets and liabilities, if any, to goodwill.

We use all available information to estimate fair values. We typically engage external consultants to assist in the fair value determination of identifiable intangible assets and other significant assets or liabilities. We adjust the preliminary purchase price allocation, as necessary, up to one year after the acquisition closing date as we obtain more information about asset valuations and liabilities assumed as of the date of the acquisition.

Our purchase price allocation process involves uncertainty as we make assumptions to identify the acquired intangible assets, property, plant and equipment and the liabilities assumed in the acquisition, and estimate the fair value of those acquired assets and liabilities based upon quoted market prices and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Such estimates include assumptions about inputs to our discounted cash flow calculations, industry economic factors and business strategies.

We completed acquisitions with a total cost of $213-million during 2012. We will complete the purchase price allocation in 2013.

We will complete the purchase price allocation for our planned acquisition of the Agri-products Business of Viterra within a year of closing.

72	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

„ ACCOUNTING STANDARDS AND POLICY CHANGES NOT YET IMPLEMENTED

New or amended	Standard/ Interpretation	Description	Agrium’s proposed date and method of adoption	Impact
New	IFRS 9	Financial Instruments replaces previous guidance on the classification and measurement of financial assets, which will be classified on initial recognition at either a) amortized cost, or b) fair value, with gains and losses on remeasurement recognized in earnings, except for recognition in other comprehensive income on election for equity instruments that are not held for trading. The new guidance also revises standards for financial liabilities under the fair value option, and for derivatives linked to unquoted equity instruments.	January 1, 2015; retrospectively	We expect that initial adoption will have an impact on our financial statements, since it will be adopted retrospectively; however, we are not able at this time to reasonably estimate the impact.

New	IFRS 10	Consolidated Financial Statements implements a single model based on control for the preparation and presentation of financial statements. It introduces a new definition of control, requiring power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of returns. This model also applies to investments in associates (IAS 28).	January 1, 2013; retrospectively	We do not expect a material impact.

New	IFRS 11	Joint Arrangements requires us as a party to a joint arrangement to recognize our rights and obligations arising from the arrangement. Our joint arrangements under IFRS 11 will be classified as joint ventures requiring equity accounting. We currently use proportionate consolidation.	January 1, 2013; in accordance with IFRS 11	Application will reduce total assets, total liabilities, sales, gross profit, earnings before income taxes, but will not affect net earnings or net equity.

New	IFRS 12	Disclosure of Interests in Other Entities will require us to disclose information that allows users to evaluate the nature, impact of and risks associated with our interests in joint arrangements, associates and other entities.	January 1, 2013	We do not expect a material impact. On adoption we will add disclosures about our interests in other entities.

New	IFRS 13	Fair Value Measurement provides a single set of requirements to be applied to all fair value measurements, replacing the existing guidance dispersed across many standards. It provides a definition of fair value as a market-based measurement, along with enhanced disclosures about fair value measurements.	January 1, 2013; prospectively	We do not expect a material impact.

Amended	IAS 1	Presentation of Financial Statements improves the consistency and clarity of the presentation of items of other comprehensive income by requiring items to be grouped based on whether they may be subsequently reclassified in profit or loss.	January 1, 2012	We have early adopted these amendments related to presentation.

Amended	IAS 19	Employee Benefits provides users with a clearer picture of the commitments resulting from defined benefit plans (DBPs) by eliminating the corridor approach, requiring presentation of gains and losses related to DBPs in other comprehensive income, and adding enhanced disclosure requirements.	January 1, 2013	We eliminated the corridor approach on adoption of IFRS. The balance of requirements will be adopted in 2013. We do not expect a material impact.

Amended	IAS 32 and IFRS 7	Offsetting Financial Assets and Liabilities (IAS 32) a) clarifies that a legally enforceable right to set-off exists if the right is not contingent on a future event, and is enforceable both in the normal course of business and in default, insolvency or bankruptcy of all parties to the liability, and b) clarifies provisions on net settlement. IFRS 7 contains new disclosure requirements for amounts offset or subject to master netting arrangements.	We intend to adopt IFRS 7 amendments effective January 1, 2013, and IAS 32 amendments effective January 1, 2014.	We do not expect the IFRS 7 amendments to have a material impact. We are not able at this time to reasonably estimate the impact of the IAS 32 amendments.

New	IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine establishes when the costs incurred to remove mine waste materials to gain access to mineral ore deposits during the production phase of a surface mine should lead to the recognition of an asset and how that asset should be measured.	January 1, 2013	We do not expect a material impact.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	73

ENTERPRISE RISK MANAGEMENT

WE MANAGE RISKS TO OUR ENTERPRISE

In the normal course, our business activities expose us to risk. The acceptance of certain risks is both necessary and advantageous in order to achieve our growth targets and our vision. We focus on long-term results and manage related risks and uncertainties. Our risk management structure strives to ensure sound business decisions are made that balance risk and reward and drive the maximization of total shareholder return.

RISK METHODOLOGY

Through Agrium’s structured Enterprise Risk Management (“ERM”) process, senior management, business units and corporate functions seek to identify and manage risks facing our business. Once identified, risks and related mitigation strategies are evaluated, documented and reviewed on an “evergreen” basis, with a formal review and quarterly sign-off. Many of these risks cross business units and corporate functions. In these cases, the aggregate risk to Agrium is considered and an overall corporate risk is recorded. Additional mitigation strategies are developed by the senior leadership team for implementation where residual risk is considered to be unacceptably high. Residual risk represents the remaining risk after taking into account existing mitigation strategies.

The risks we identify are assigned to six categories: strategic, financial, operational, market, environmental and political.

RISK RANKING MATRIX

At Agrium, we utilize our risk matrix to assess the potential impact of risks based on the expected frequency and consequence of risk events:

w	We assess consequence based on the potential aggregate impact of a risk event on the following three areas:

a)	company reputation;

b)	our financial health; and

c)	the environment and the health and safety of our employees and external parties; and

w	Frequency represents how often a consequence related to a risk is expected to occur–it is akin to probability of loss from the risk.

AGRIUM’S RISK MATRIX

74	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

RISK GOVERNANCE STRUCTURE

At Agrium, we believe that good risk management is critical to successful execution of strategy, and that everyone on the Agrium team has a role to play in managing risk.

BOARD OF DIRECTORS

w	Governs risk management directly and through its committees;

w

Responsible for understanding the material risks of the business and the related mitigation strategies, and taking reasonable steps to ensure that management has an effective risk management process in place; and

w

Individual Committees of the Board oversee specific risks relevant to their areas. For example, the Audit Committee monitors the risk management process for financial risks; the Environment, Health, Safety and Security committee monitors the process for managing environmental, health, safety and security (“EHS&S”) risks; and the Compensation Committee assesses compensation programs.

MANAGEMENT

w	Risks that are unique to our separate strategic business units are managed by the presidents of those business units and their teams; and

w	Functional risks are managed by the corporate functional heads and their teams.

CHIEF RISK OFFICER

w

Agrium has an appointed Chief Risk Officer (“CRO”). The CRO is responsible for maintaining an effective ERM process. The CRO monitors current developments in risk management practices, drives improvements in Agrium’s risk management philosophy, program and policies, and champions development of a best practice risk management culture;

w	The CRO reports quarterly to the Board and senior management on all significant risks including new or increased risks resulting from changes in operations or external factors; and

w	The CRO also formally reports to the Board of Directors annually on the ERM process and material risks.

GOVERNANCE FUNCTIONS

w

Agrium maintains several risk governance functions which contribute to our overall control environment, including Internal Audit, Corporate EHS&S, Legal, and the Internal Control and Disclosure Compliance team.

KEY BUSINESS RISKS

The following is a discussion of the key business risks facing Agrium.

PRODUCT PRICE AND MARGIN

Agrium’s operating results are dependent on product prices and margins, which are in turn dependent on demand for crop inputs. Demand for crop inputs can be affected by a number of factors, including weather conditions, outlook for crop nutrient prices and farming economics, governmental policies, access of our customers to credit, and build-up of inventories in distribution channels.

The majority of our Wholesale nutrient business is a commodity business with little product differentiation. Product prices are largely affected by supply and demand conditions, input costs and product prices and, therefore, resulting margins can be volatile.

Within our Wholesale business unit, we sell manufactured product as well as product we have purchased for resale. Both sides of the business are subject to margin volatility.

Our Retail and AAT business units experience relatively stable margins, which provide stability to our annual cash flows and earnings. Nonetheless, during times of significant price volatility, margins can be affected to a certain degree by the above factors.

RAW MATERIALS

Natural gas is the principal raw material used to manufacture nitrogen and is the single largest purchased raw material for our Wholesale operation. North American natural gas prices are subject to price volatility. An increase in the price of natural gas increases our nitrogen cost of production, and may negatively impact our nitrogen margins for our North American nitrogen sales. This is particularly important for our nitrogen facilities in Western Canada and Borger, Texas where we purchase gas on the open market. Higher production costs may be partially or fully reflected in higher domestic and international product prices, but these conditions do not always prevail. In addition, the prices for natural gas in North America can vary significantly compared to the prices for natural gas in Europe and Asia. Significantly lower natural gas prices in Europe and/or Asia would give our competitors in Europe and Asia a competitive advantage, which could, in turn, decrease international and domestic product prices to a level below what we would consider to be competitive given our input costs.

There is also a risk to the Profertil nitrogen facility concerning gas deliverability during the winter period due to strains on gas distribution and residential demand in Argentina. The Argentine government has at times reduced the amount of gas available to industrial users in favor of residential users during the peak winter demand season. Profertil may also not be able to renew its long-term gas supply contracts at favorable rates or at all.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	75

There are inherent risks associated with mining. For phosphate, there are risks associated with the variability of the phosphate rock quality that can impact cost and production volumes. For potash mining, there is a risk of incurring water intake or flooding, as well as variability in quality, that can impact cost and production volumes.

ENVIRONMENT, HEALTH, SAFETY AND SECURITY

We face EHS&S risks typical of those found throughout the agriculture, mining and chemical manufacturing sectors and the international fertilizer supply chain. These include the potential of physical injury to employees and contractors; possible environmental contamination and human exposure to chemical releases and accidents during manufacturing, transportation, storage and use; and the security of our personnel, products, intellectual property and physical assets domestically and overseas from intentional acts of destruction, crime, violence, terrorism, and ethnic and international conflicts. In addition, there are risks of natural disasters and risks to health, including pandemic risk.

UNPLANNED PLANT DOWNTIME

The results of our Wholesale and AAT businesses are dependent on the availability of our manufacturing facilities. Prolonged plant shutdown may result in a significant reduction in product that is available for sale, may affect the environment and/or the community, and may cause injury to an employee or a member of the public.

COUNTRY

We have significant operations in Canada, the U.S. and Australia. We also operate in a number of South American and European countries, and have business investments in Egypt and China. International business exposes us to a number of risks, such as uncertain economic conditions in the foreign countries in which we do business, abrupt changes in foreign government policies and regulations, restrictions on the right to convert and repatriate currency, political risks, and the possible interruption of raw material supply due to transportation issues or government imposed restrictions.

Construction of two new trains at the MOPCO-operated nitrogen plant in Egypt was shut down in November 2011 due to civil unrest, and as a result MOPCO may be unable to complete the planned expansion of the facility. As Agrium holds a 26 percent interest in MOPCO, a failure to complete the expansion could have an adverse effect on our profitability, financial condition and results of operations.

Following its nationalization by the Argentine government, YPF, as the other 50 percent owner of the Profertil nitrogen facility, may have different business and economic interests or policy objectives under government management than it did in the past, which may be inconsistent with our interests as the 50 percent owner of that facility and which could have an adverse effect on the profitability, financial condition and results of operations of the Profertil facility. The Argentine government has imposed currency controls and regulatory measures to limit the flow of USD out of the country. We do not depend on repatriation of cash from our Argentine subsidiaries to meet our liquidity and capital resource needs.

BUSINESS ACQUISITIONS AND EXPANSIONS

There is a risk that recent acquisitions could fail to fully deliver the expected economic benefits, or we may experience integration challenges that could result in delays in achieving some or all of any anticipated synergies and require the allocation of additional resources to integrate the acquired businesses. Similarly, there is a risk that expansions of existing facilities or greenfield developments undertaken may have higher capital construction costs or be delayed or that such expansions may not generate the expected return on investment.

The completion of our acquisition of the Viterra Agri-products Business from Glencore remains subject to receipt of required consents to transfer and applicable regulatory approvals and the satisfaction of certain conditions contained in our agreement with Glencore. If the acquisition is completed, there may be liabilities or risks concerning the Agri-products Business of which we are not aware. There is also a risk that if the proposed sale of the nitrogen facility interest within the Agri-products Business to CF for Cdn$915-million is not completed on the proposed terms, or at all, the expected proceeds therefrom may not be received by us.

In the event the Agri-products Business generates an operating loss in the period from March 31, 2012 to the actual date of transfer of such assets, we will be obligated to make payments to Glencore in respect of any such operating loss in addition to the purchase price for such Agri-products Business.

FOREIGN EXCHANGE

A significant shift in the value of the Canadian dollar against the U.S. dollar could impact the earnings of our Canadian operations, which earn revenues mainly in U.S. dollars and incur expenses mainly in Canadian dollars. The major impact would be to our Canadian potash and phosphate operations, on a per unit cost of product basis, as well as to our corporate overhead costs. Significant changes in the Canadian dollar can also have a direct impact on our Canadian effective income tax rate.

A significant shift in the value of the Australian dollar against the U.S. dollar could impact the reported earnings of our Australian operations, which earn revenues mainly in Australian dollars, but report in U.S. dollars.

76	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

CREDIT AND LIQUIDITY

Our business is dependent upon access to operating credit lines to fund our ongoing operations. Should overall credit liquidity in the markets be limited, this could impact our ability to operate under normal conditions.

COUNTERPARTY

We face the risk of loss should a counterparty be unable to fulfill its obligations with respect to accounts receivable or other contracts, including derivative financial instruments.

LEGISLATIVE RISK

We are subject to legislation, regulation and government policies in the jurisdictions in which we operate. We cannot predict how these laws, regulations or policies or their interpretation, administration and enforcement will change over time, and it is possible that future changes could negatively impact our operations, markets or cost structure.

LITIGATION RISK

Agrium, like any other business, is subject to the risk of becoming involved in disputes and litigation. Any material or costly dispute or litigation could adversely impact our consolidated financial position and results of operations. See the section “Litigation” under “Contingent Liabilities” on page 60 of this MD&A.

TRANSPORTATION

Reducing the delivered cost of product and ensuring reliability of product delivery to our customers are key success factors of our Wholesale marketing operations. A potential medium-term risk is the increased regulations and costs of transporting ammonia within North America given the safety risks of transporting this product.

HUMAN RESOURCES

Long-term forecasts predict a tight labor market across many areas in which we operate, due to changing demographics including the general aging of the population. A tight labor market, including the associated risks of losing key individuals and difficulty attracting and retaining qualified personnel, is a risk to the business.

WEATHER

Anomalies in regional weather patterns can have a significant and unpredictable impact on the demand for our products and services, and may also have an impact on prices. Our customers have limited windows of opportunity to complete required tasks at each stage of crop cultivation. Should adverse weather occur during these seasonal windows, we could face the possibility of reduced revenue in those seasons without the opportunity to recover until the following season. In addition, we face the significant risk of inventory carrying costs should our customers’ activities be curtailed during their normal seasons. We must manufacture product throughout the year in order to meet peak season demand, as well as react quickly to changes in expected weather patterns that affect demand.

ENVIRONMENTAL PROTECTION REQUIREMENTS

Agrium’s operations are subject to a variety of federal, provincial, state and local laws, regulations, licenses and permits, the purpose of which is to protect the environment. These environmental protection requirements may apply during design and construction, operation or modification, at the time of plant or mine closure, and beyond.

The environmental requirements for new projects typically focus on: baseline site conditions; ensuring that the design and equipment selection meet operating requirements; the satisfaction of permitting, pre-construction studies, discharge and other operating requirements; and the use of appropriate safeguards during construction.

Licenses, permits and approvals at operating sites are obtained in accordance with laws and regulations, which may limit or regulate: operating conditions, rates and efficiency; land, water and raw material use and management; product storage, quality and transportation; waste storage and disposal; and emissions and other discharges. Additional legal requirements may apply in circumstances where site contamination predates the current applicable regulatory framework or where there is otherwise evidence that remediation activities have not been successful in protecting the environment. These additional requirements may result in an environmental remediation liability that must be resolved.

Finally, the environmental protection requirements that may apply at the time of plant closure can be of two types: environmental remediation liabilities that did not come due or arise until operations ceased; or asset retirement obligations stipulated by contractual obligations or other legal requirements. Asset retirement obligations typically involve the removal of the asset, remediation of any contamination resulting from the use of that asset and reclamation of the land.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	77

CONTINGENT ENVIRONMENTAL LIABILITIES

We are responsible for environmental remediation of certain facilities and sites. Work at these sites is in various stages of environmental management–we are assessing and investigating some sites and remediating or monitoring others. We have established provisions for our estimated liabilities at individual sites. No single site represents the majority of our environmental remediation liability, nor is the environmental remediation provision for any single site material. New information, including changes in regulations or results of investigations by regulatory bodies, could lead to reassessment of our exposure related to these matters. In addition, we may revise our estimates of our future obligations because they are dependent on a number of uncertain factors including the method and extent of the remediation and cost-sharing arrangements with other parties involved.

In assessing whether we would accrue a provision, at each reporting period we undertake a provision review process. Our process includes a review by in-house legal counsel in consultation with internal accounting, business unit and other technical staff to determine whether current information available to us supports our estimates of the financial effect of these matters and our related disclosures. Where appropriate, in-house legal counsel consults with external counsel as to its analysis and conclusions about the facts of each case, the status of litigation, and discussions and correspondence with third parties. We also review publicly available information for similar matters involving other companies. Our review includes previously assessed matters and an assessment as to whether any new matters require review.

For the matters described below, at the date of issuance of our Consolidated Financial Statements for the year ended December 31, 2012, we determined that we could not estimate the amount and timing of any financial effect in excess of the amounts accrued for the ultimate resolution of these matters. Reasons for this determination include: complexity of the matters; early stages of certain proceedings; lack of information on nature and timing of future actions in the matters; dependency on the completion and findings of investigations and assessments; and the lack of specific information as to the nature, extent, timing and cost of future remediation. Until we have greater clarity as to our liability and extent of financial exposure, it is not practical to estimate the financial effect of these matters. As negotiations, discussions and assessments proceed, we may provide an estimate of the potential financial effect. Events or factors that could alleviate our current inability to estimate the financial effect of potential losses related to these matters include: further identification of allegations or demands; completion of assessments and investigations; a ruling by a court; or initiation of substantive settlement negotiations.

In addition, we have not disclosed information about the amounts accrued for all of the items identified below because disclosure of the information on a case-by-case basis or by class would seriously prejudice our position in the ongoing proceedings.

U.S. ENVIRONMENTAL PROTECTION AGENCY PHOSPHATE INDUSTRY INITIATIVE

In 2003, the U.S. Environmental Protection Agency (“EPA”) began investigating the phosphate industry as part of its National Enforcement Initiative regarding the mineral processing industry. The purpose of the EPA’s National Enforcement Initiative is to ensure that waste resulting from mineral processing is managed in accordance with the U.S. Resource Conservation and Recovery Act (“RCRA”). RCRA is the federal statute that governs the generation, transportation, treatment, storage and disposal of hazardous wastes. The EPA is also evaluating the industry’s compliance with certain U.S. Clean Air Act (“CAA”) programs, including Prevention of Significant Deterioration (“PSD”) and Maximum Achievable Control Technology (“MACT”), the U.S. Emergency Planning and Community Right to Know Act (“EPCRA”) and the U.S. Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”).

In 2005, the EPA and the Idaho Department of Environmental Quality (“IDEQ”) commenced an investigation of the Conda facility to evaluate compliance with CAA, RCRA, CERCLA and relevant state law. The EPA has notified Nu-West Industries, Inc. (“Nu-West”), a wholly-owned subsidiary of Agrium Inc., of potential violations of RCRA, CAA, EPCRA and CERCLA.

In 2007, the EPA issued a notice of violation (“NOV”) to Nu-West alleging certain violations of the CAA and MACT at phosphoric acid production facilities, primarily involving pollution control equipment as well as start-up, shut-down and malfunction procedures. Nu-West formally responded to the EPA allegations; however, the NOV remains open. The EPA has yet to identify any further allegations or demands.

In 2008, the EPA issued a NOV to Nu-West identifying certain alleged violations of RCRA, focusing principally on the government’s interpretation of the Bevill exemption, among other regulatory standards. Nu-West is cooperating with the government’s inquiry and is in active discussion to resolve the EPA’s allegations. Among other activities designed to assist in obtaining resolution of the EPA’s claims, in 2009, Nu-West entered into a voluntary consent order with the EPA to evaluate potential impacts on the environment from the Conda facility’s operations by means of an environmental assessment pursuant to section 3013 of RCRA. Nu-West is working cooperatively with the EPA and the IDEQ to implement this assessment; however the assessment is not yet complete. We expect that the assessment will be substantively complete by 2014, however final completion is dependent on the results of the assessment.

78	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

Nu-West, along with other industry members also being evaluated under the same National Enforcement Initiative, is involved in ongoing discussions with the EPA, the U.S. Department of Justice and various environmental agencies to resolve these matters. Although Agrium is uncertain as to how the matters will be resolved or if litigation will ensue, potential resolution of the government’s RCRA allegations may be by a settlement and may include requirements to pay certain penalties (which Agrium currently believes will not be material), modify certain operating practices and undertake certain capital improvement projects, and to provide financial assurance for the future closure, maintenance and monitoring costs for the phosphogypsum stack system at the Conda facility, as well as resolve the RCRA section 3013 voluntary consent order site investigation findings. With respect to the future closure, maintenance and monitoring costs for the phosphogypsum stack system, in the first quarter of 2012 we recognized an asset retirement obligation of approximately $138-million following our submittal to the EPA of a draft closure plan for the phosphogypsum stack system.

In 2008, the EPA further notified Nu-West that the government had commenced investigation of phosphate industry compliance with certain provisions of CERCLA and EPCRA. In March of 2011, the EPA issued a NOV to Nu-West alleging violations of certain emissions reporting and related requirements under CERCLA and EPCRA. Nu-West has had initial discussions with the EPA regarding these allegations. The EPA discussions are ongoing.

For the above U.S. EPA National Enforcement Initiative matters, we have accrued a provision of $4-million for site investigation and soil remediation costs.

LEGACY ENVIRONMENTAL REMEDIATION ACTIVITIES: IDAHO MINING PROPERTIES

Nu-West has performed, is performing, or in the future may perform, site investigation and remediation activities at six closed phosphate mines and one mineral processing facility near Soda Springs, Idaho. These sites were mined and operated from as early as 1955 until as late as 1997. Selenium, a trace mineral essential for optimal human health, but which can be toxic at higher concentrations, was found to be leaching from reclaimed lands associated with historic phosphate mines owned, leased or operated by Nu-West or other parties. Nu-West, the U.S. government and other phosphate producers have been working diligently to identify the sources of selenium contamination, to develop remedies for the closed mines and to implement best practices to ensure selenium issues do not become a concern for current and new mining operations.

In 2009, Nu-West initiated a lawsuit against the U.S. government, which is the owner and lessor of four of the historic mine sites (the “Lawsuit”). The Lawsuit was brought under CERCLA to determine the U.S. government’s liability to pay for a material portion of the past and future investigation and remediation costs for those sites. In 2012, the U.S. government and Nu-West reached a tentative settlement, subject to court approval, whereby the U.S. government will: a) pay 33 percent of past and future investigation and remediation costs; and b) contribute, independent of its 33 percent share, all the funds remaining from the government’s recovery of approximately $16-million in a bankruptcy proceeding involving Washington Group International, a past responsible party at the historic mine sites which remaining funds are estimated to be approximately $8-million. Since reaching this tentative settlement with the U.S. government, Nu-West has executed subsequent agreements with federal and state environmental agencies pursuant to CERCLA establishing the scope of preliminary work to be conducted at the four historic mine sites. This work will enable Nu-West and the agencies to determine what, if any, further remediation work will be required. We have not accrued any amounts for potential recoveries from third parties.

LEGACY ENVIRONMENTAL REMEDIATION ACTIVITIES: MANITOBA MINING PROPERTIES

In 1996, Agrium acquired Viridian Inc. (“Viridian”), which is now a wholly-owned Canadian subsidiary of Agrium. As part of the acquisition, Agrium acquired certain liabilities associated with two closed mineral processing sites known as the Farley Mine Site and the Fox Mine Site near Lynn Lake, Manitoba.

Viridian’s liability at the Farley Mine Site was resolved in 2012 through the execution of an agreement with the Manitoba Mines Branch (“MMB”), whereby Viridian has received a release and indemnification from MMB to the full extent permissible under Canadian law in exchange for the completion of certain remediation work at the site before 2013 and the payment of a lump sum of under $10-million to MMB.

The scope of required remediation work at the Fox Mine Site and the allocation of liability for such work is the subject of ongoing discussions between Viridian and the MMB. The Fox Mine Site is currently subject to an operating license from the Manitoba government that requires Viridian to treat water draining from the site in order to meet downstream water quality standards. Pending a final remediation plan for the site, Viridian will continue to treat water at the Fox Mine Site in order to remain compliant with the operating license.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	79

CLIMATE CHANGE AND GREENHOUSE GAS ISSUES

Directly and indirectly, Agrium generates greenhouse gas (“GHG”) emissions through the production, distribution and use of its products. These emissions may be subject to climate change policy and regulations being developed in North America. However, these policies are developing in a unique way within the various state, provincial and federal jurisdictions.

In the Province of Alberta, legislation has been enacted that applies to facilities emitting greater than 100,000 tonnes of CO2 equivalent (“CO2e”) per year. Existing facilities that exceed this threshold are required to decrease their emissions intensity by 12 percent relative to their 2003-2005 average baseline. If a company is unable to decrease its emissions intensity through increases in operational efficiency, it is still able to comply with the Alberta requirements by purchasing qualifying emission offsets from other sources in Alberta or by contributing to the Climate Change and Emissions Management Fund (“the Fund”). Historically, the contribution costs to the Fund have been set at $15 per tonne of CO2e, although that has recently changed and the contribution costs are now set by order of the Government of Alberta.

Agrium has three facilities in Alberta with CO2e emissions in excess of 100,000 tonnes per year. Those facilities are Redwater Fertilizer Operations (total typical annual emissions of approximately 750,000 tonnes, excluding NH3-1 emissions, which can contribute up to approximately 420,000 tonnes of CO2e); Carseland Nitrogen Operations (total typical annual emissions of approximately 550,000 tonnes); and Fort Saskatchewan Nitrogen Operations (total typical annual emissions of approximately 550,000 tonnes), in each case depending on operating time which is influenced by market demand and supply factors. The annual impact of this legislation on Agrium is expected to range between $1-million to $3-million a year going forward based on a valuation of $15 per tonne, depending on variations in production from year to year, which will directly impact CO2e emissions. These expected annual costs are lower than they otherwise could have been, due in part to Agrium’s implementation of various efficiency and emissions reduction projects. These projects include overall efforts to increase operational efficiency, the purchase of emission offset credits, as well as the operation of a cogeneration facility in partnership with TransCanada PipeLines Limited, at Carseland, that captures waste heat and produces emission offset credits. Agrium has also been involved in the development of the Nitrous Oxide Emissions Reduction Protocol (“NERP”), which is designed to generate credits for farmers who reduce their nitrous oxide emissions. NERP was approved by Alberta Environment in October 2010. The implementation of NERP is expected to result in more effective farm application of nitrogen fertilizer, reduced GHG emissions at the farm level and the introduction of additional low-cost offsets to the market.

Agrium’s Canadian retail arm, Crop Production Services (Canada), has a branded service called Carbon Reduction Offset Credit for the aggregation of carbon offsets in accordance with established government regulatory protocols on GHG reduction.

Agrium will continue to take a leadership role in the fertilizer industry’s negotiations with governments on fair and equitable air emission reduction targets with a goal toward a pragmatic and realistic compliance system that preserves the global competitiveness of the industry. To that end, Agrium and the Canadian fertilizer industry are currently in discussions with the Government of Canada on the industries’ GHG reduction target to help meet Canada’s commitment pursuant to the Copenhagen Accord to reducing GHG emissions 17 percent below 2005 levels by 2020. In an effort to reduce CO2e emissions, Agrium has also developed strategies to improve energy efficiencies in our operations, capture and store carbon, reduce the amount of N2O emissions from our nitric acid facilities and reduce emissions in agriculture.

About 60 percent of the natural gas required to produce ammonia, the basic building block of all nitrogen fertilizer, is used to provide the necessary hydrogen for the process. Given current economically viable technologies, the CO2 emissions related to this process is fixed by the laws of chemistry and cannot be reduced. Use of the remaining natural gas may be managed through improvements in energy efficiency, which will reduce CO2 emissions. Significant early action has been implemented by the Company to achieve these improvements and the Fort Saskatchewan facility is currently being used as a demonstration project for implementing an additional energy efficiency program for our nitrogen operations. Independent government-sponsored studies estimate for the Canadian industry that a further 3 to 5 percent reduction in combustion emissions intensity may be theoretically attainable but will be a challenging and potentially cost prohibitive target.

Where feasible, Agrium is pursuing opportunities to capture CO2 from our nitrogen operations for enhanced oil recovery (“EOR”), industrial use or underground storage. At our Borger, Texas operation, approximately 390,000 tons of CO2 were captured in 2012 for enhanced oil recovery. In 2007, Agrium also signed an agreement to capture CO2 emissions from our Redwater, Alberta facility for EOR where we are selling the CO2 to a third party who is managing the total project relating to the CO2 transmission and EOR. This project is scheduled to become operational in early 2015. In the prior year, the project had been planned to become operational in 2014. However, the change to 2015 was due to revised time frames issued by the builders of the Alberta Carbon Trunk Line. Agrium also has installed N2O reduction technology at two of three operating U.S. nitric acid plants and has plans to install N2O reduction technology at our third plant during 2014 or beyond depending on reduction technology performance currently under evaluation.

80	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

In addition to the stewardship initiatives at our manufacturing plants, Agrium and the fertilizer industry are also promoting efforts to reduce GHG emissions at the field level. At the farm field level, we are working with several groups to promote 4R nutrient stewardship (use of the right fertilizer source at the right time in the right rate and in the right place). Through this stewardship system, farmers are reducing field emissions of GHGs. Careful placement, timing, attention to rate and product selection (all tenets of the 4R system) can significantly reduce these common agricultural emissions.

Agrium estimates that the production stage of its operations accounts for roughly 95 percent of its overall emissions. In 2011, Agrium met its 2020 commitment to reduce North American GHG emissions intensity by 10 percent from 2005 levels. The GHG emissions intensity reduction target was met ahead of schedule primarily through the closure of less carbon-efficient facilities and increased production at more carbon-efficient facilities. Agrium is currently considering an updated and more stringent GHG emissions intensity reduction target.

In the U.S., the EPA has recently enacted GHG emissions legislation that establishes a reporting program for emissions of carbon dioxide, methane and other GHGs, as well as a permitting program for large GHG emission sources. While the U.S. Congress has considered various legislation to reduce or tax GHG emissions, to date it has not enacted any laws in that regard. However, if Congress undertakes comprehensive tax reform in the coming year, it is possible that such reform could include a carbon tax.

CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in our annual filings, interim filings (as these terms are defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted by us under provincial and territorial securities legislation is recorded, processed, summarized and reported within the required time periods. Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual filings, being December 31, 2012, have concluded that, as of such date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Agrium in reports that it files or submits is

i.	recorded, processed, summarized and reported within the time periods as required, and

ii.	accumulated and made known to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that our disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13(a) -15(f) and 15(d) -15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on this evaluation, the CEO and CFO concluded that as of December 31, 2012 we did maintain effective internal control over financial reporting.

The effectiveness of internal control over financial reporting as of December 31, 2012 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in this 2012 Annual Report to Shareholders.

There have been no changes in our internal control over financial reporting during 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	81

KEY ASSUMPTIONS AND RISKS IN RESPECT OF FORWARD-LOOKING STATEMENTS

All of the forward-looking statements contained in this MD&A are qualified by the cautionary statements contained herein and by stated or inherent assumptions and apply only as of the date of this MD&A. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking statements as a result of new information or future events.

The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-looking statements	Material assumptions		Material risk factors
Synergies to be achieved on the Landmark acquisition (a)	w	Agrium’s ability to successfully integrate the business of Landmark as planned within expected time frames and costs.	w	Agrium’s ability to achieve enhanced purchasing efficiencies, expansion of product offerings and reduction in overhead expenses. These could be affected by industry factors impacting Agrium’s and Landmark’s businesses generally, and the demand from growers for crop inputs and related products.

Completion of acquisition of Agri-products Business of Viterra and the sale of the 34 percent interest in the Medicine Hat nitrogen facility to CF	w	Agrium’s ability to successfully integrate the Agri-products Business as planned within expected time frames and costs.	w	Risks associated with the completion of the acquisition of the Agri-products Business and the sale of the 34 percent interest in the Medicine Hat nitrogen facility to CF including with respect to the timing thereof.
	w	Agrium will receive regulatory approval of the acquisition of the Agri-products Business as presently contemplated and in a timely manner.
			w	Closing is subject to the receipt of necessary regulatory clearances and other conditions precedent.
w

Potential liabilities associated with the assets proposed to be assumed by Agrium, which may not be known to Agrium, due in part, to the fact that the nature of the transaction did not allow for Agrium to complete customary due diligence prior to entering into the agreement to purchase the assets.

			w	Agrium’s ability to integrate the acquired Agri-products Business, including its ability to achieve efficiencies as planned.

Retail’s EBITDA to reach $1.3-billion by 2015 (b)	w	Retail business conditions are assumed to be within normal parameters with respect to prices, margins, product availability and supplier agreements for our major products.	w	Retail business conditions are assumed to be within normal parameters with respect to prices, margins, product availability and supplier agreements for our major products.

	w	Agrium’s ability to identify suitable candidates for acquisitions and negotiate acceptable terms.	w	Agrium’s ability to integrate acquisitions, including its ability to achieve efficiencies as planned.
	w	Agrium’s ability to implement its standards, controls, procedures and policies at the acquired businesses to realize the expected synergies.

Construction of MOPCO’s additional urea trains in 2013	w	The two new plants will be commissioned in 2013.	w	Further delay in the completion and commissioning of the project due to governmental changes and demonstrations in Egypt.

Brownfield expansion at our Vanscoy, Saskatchewan potash mine, including estimated capacity increase and capital costs associated with the project	w	The expansion construction will be completed on schedule as planned and on budget.	w	Labor shortages causing schedule delays and/or cost increases.

82	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

Forward-looking statements	Material assumptions		Material risk factors
Ability to sustain projected potash production with existing reserves and resources	w	Potash reserves are accessible and of sufficient quality to provide the required ore for long-term production.	w	Flooding and/or poor ground conditions limit access to major sections of the ore body or result in poor ore quality.

AAT’s EBITDA to surpass $100-million by 2015 (b)	w w w

Farmers will continue to adopt ESN in North America and abroad.

The U.S. economy will recover, strengthening the turf and ornamental markets.

Turf and ornamental products will continue to be adopted internationally.

			w w w	Our competitors develop a better product for farmers. The U.S. economy stagnates. International competitors aggressively market their branded products.

Carbon capture and storage project progressing as planned	w	Start-up in 2015.	w	Carbon capture and storage funding not received from Alberta government.
			w	Upgrader projects (specifically the NorthWest Upgrader) cancelled or delayed.
			w	Issues with engineering/procurement or construction of facility or the pipeline.

2013 capital spending program (c)	w	We believe we will have sufficient financial resources to fund our expected capital program.

	w	The level of sustaining and investing capital may vary significantly depending on corporate priorities as the year progresses and based on changes in the rate of inflation or engineering costs.

Ability to finance announced projects	w	We will be able to utilize our available credit facilities or access capital markets for additional sources of financing.	w	There can be no assurance that we will be able to utilize our credit facilities or access capital markets.

Potential brownfield opportunities at Redwater and Borger facilities	w w	Necessary permits, utilities and project approvals are secured on time. EPC resources and shop space are available to meet project fast track approach.	w w	Early stage of evaluation and consideration. There can be no assurance that anticipated contributions of additional urea capacity will be realized.

Completion of Profertil debottleneck project by 2014, including estimated capacity increase and reduction in production costs	w	Project will be completed on schedule as planned and on budget. This could be affected by escalation in costs and labor shortages, causing schedule delays and/or cost increases.

(a)	The purpose of this particular financial outlook is to communicate our current expectation of the impact that the Landmark acquisition may have on future results of operations. Readers are cautioned that it may not be appropriate for other purposes.
(b)	The purpose of this particular financial outlook is to assist readers in understanding our expected financial results. Readers are cautioned that it may not be appropriate for other purposes.
(c)	The purpose of this particular financial outlook is to assist readers in assessing our liquidity and capital resources. Readers are cautioned that it may not be appropriate for other purposes.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	83

Financial

Statements

& Notes

February 22, 2013

88	Consolidated Statements of Operations
89	Consolidated Statements of Comprehensive Income
90	Consolidated Statements of Cash Flows
91	Consolidated Balance Sheets
92	Consolidated Statements of Shareholders’ Equity
93	Notes to the Consolidated Financial Statements
93	1.	Corporate Information
93	2.	Significant Accounting Policies
104	3.	Business Acquisitions
106	4.	Discontinued Operations
106	5.	Expenses
107	6.	Finance Costs
107	7.	Income Taxes
108	8.	Earnings per Share
108	9.	Cash Flow Information
109	10.	Accounts Receivable
109	11.	Inventories
110	12.	Property, Plant and Equipment
111	13.	Intangibles and Goodwill
112	14.	Investments in Associates
113	15.	Interests in Joint Ventures
114	16.	Other Assets
114	17.	Debt
115	18.	Accounts Payable
115	19.	Post-employment Benefits
118	20.	Other Provisions
118	21.	Other Liabilities
118	22.	Share-based Payments
122	23.	Financial Instruments
128	24.	Commitments
129	25.	Contingent Liabilities
131	26.	Accumulated Other Comprehensive Income
131	27.	Capital Management
132	28.	Operating Segments

84	CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

FINANCIAL STATEMENTS AND NOTES

FINANCIAL REPORTING RESPONSIBILITIES

The audited consolidated financial statements and all information contained in this annual report are the responsibility of management, and the audited consolidated financial statements are approved by the Board of Directors of the Company. The consolidated financial statements have been prepared by management and are presented fairly in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgments based on currently available information. The Company has established an internal audit program and accounting and reporting systems supported by internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The financial information presented throughout this annual report is consistent with the consolidated financial statements. KPMG LLP, an independent registered public accounting firm, has been appointed by the shareholders as external auditors of the Company. The Reports of Independent Registered Public Accounting Firm to the Shareholders and Board, which describe the scope of their examination and express their opinion, are included in this annual report.

The Audit Committee of the Board, whose members are independent of management, meets at least five times a year with management, the internal auditors and the external auditors to oversee the discharge of the responsibilities of the respective parties. The Audit Committee reviews the independence of the external auditors, pre-approves audit and permitted non-audit services and reviews the consolidated financial statements and other financial disclosure documents before they are presented to the Board for approval.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this evaluation, management concluded that as of December 31, 2012 the Company did maintain effective internal control over financial reporting.

The effectiveness of internal control over financial reporting as of December 31, 2012 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included in this 2012 Annual Report to Shareholders.

MICHAEL M. WILSON	STEPHEN G. DYER

President & Chief Executive Officer	Executive Vice President & Chief Financial Officer

Calgary, Canada
February 22, 2013

AGRIUM 2012 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS	85

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AGRIUM INC.

We have audited Agrium Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Agrium Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Agrium Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Agrium Inc. as of December 31, 2012 and December 31, 2011, and the related consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the years then ended, and our report dated February 22, 2013 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

CHARTERED ACCOUNTANTS

February 22, 2013
Calgary, Canada

86	CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AGRIUM INC.

We have audited the accompanying consolidated financial statements of Agrium Inc., which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, the consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS’ RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Agrium Inc. as at December 31, 2012 and December 31, 2011, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

OTHER MATTER

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Agrium Inc.’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2013 expressed an unmodified (unqualified) opinion on the effectiveness of Agrium Inc.’s internal control over financial reporting.

CHARTERED ACCOUNTANTS

February 22, 2013
Calgary, Canada

AGRIUM 2012 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS	87

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, (millions of U.S. dollars, except per share amounts)	2012	2011
Sales	16,686	15,470
Cost of product sold (note 11)	12,192	11,137
Gross profit	4,494	4,333
Expenses
Selling	1,751	1,673
General and administrative	472	335
Earnings from associates	(13)	(21)
Other expenses (note 5)	62	123
Earnings before finance costs and income taxes	2,222	2,223
Finance costs related to long-term debt (note 6)	89	101
Other finance costs (note 6)	40	59
Earnings before income taxes	2,093	2,063
Income taxes (note 7)	595	555
Net earnings from continuing operations	1,498	1,508
Net loss from discontinued operations (note 4)	—	(133)
Net earnings	1,498	1,375
Attributable to:
Equity holders of Agrium	1,494	1,371
Non-controlling interest	4	4
Net earnings	1,498	1,375
Earnings per share attributable to equity holders of Agrium (note 8)
Basic earnings per share from continuing operations	9.56	9.53
Basic loss per share from discontinued operations	—	(0.84)
Basic earnings per share	9.56	8.69
Diluted earnings per share from continuing operations	9.55	9.52
Diluted loss per share from discontinued operations	—	(0.84)
Diluted earnings per share	9.55	8.68

See accompanying notes.

88	CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, (millions of U.S. dollars)	2012	2011
Net earnings	1,498	1,375
Other comprehensive income (loss)
Items that may be reclassified to earnings
Available for sale financial instruments
Gains	1	1
Reclassifications to earnings	—	(2)
Foreign currency translation
Gains (losses)	64	(43)
Reclassifications to earnings	(1)	(23)
Other comprehensive loss of associates	(3)	—
	61	(67)
Items that will not be reclassified to earnings
Post-employment benefits
Actuarial losses	(7)	(58)
Deferred income taxes	2	17
	(5)	(41)
Other comprehensive income (loss)	56	(108)
Comprehensive income	1,554	1,267
Attributable to:
Equity holders of Agrium	1,550	1,271
Non-controlling interest	4	(4)
Comprehensive income	1,554	1,267

See accompanying notes.

AGRIUM 2012 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS	89

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, (millions of U.S. dollars)	2012	2011
Operating
Net earnings from continuing operations	1,498	1,508
Items not affecting cash
Depreciation and amortization	444	381
Earnings from associates	(13)	(21)
Asset impairment	—	61
Share-based payments	108	(51)
Unrealized gain on derivative financial instruments	(17)	(46)
Unrealized foreign exchange loss	5	19
Deferred income taxes	(33)	150
Other	98	64
Dividends from associates	13	16
Net changes in non-cash working capital (note 9)	16	(731)
Cash provided by operating activities	2,119	1,350
Investing
Acquisitions, net of cash acquired	(213)	(183)
Advance on acquisition of Viterra Inc.	(1,801)	—
Proceeds from disposal of discontinued operations	—	721
Capital expenditures	(1,282)	(663)
Investments in associates	(10)	(15)
Purchase of investments	(14)	(46)
Proceeds from disposal of investments	—	36
Other	(61)	(1)
Net changes in non-cash working capital	43	—
Cash used in investing activities	(3,338)	(151)
Financing
Short-term debt	1,068	(293)
Long-term debt issued	532	71
Transaction costs on long-term debt	(5)	—
Repayment of long-term debt	(12)	(188)
Dividends paid	(115)	(18)
Shares issued	7	5
Shares repurchased	(913)	—
Cash provided by (used in) financing activities	562	(423)
Effect of exchange rate changes on cash and cash equivalents	37	(14)
(Decrease) increase in cash and cash equivalents from continuing operations	(620)	762
Cash and cash equivalents used in discontinued operations	—	(51)
Cash and cash equivalents – beginning of year	1,346	635
Cash and cash equivalents – end of year (note 9)	726	1,346
Included in operating activities
Interest paid	113	137
Interest received	92	78
Income taxes paid	461	401
Included in investing activities
Interest paid	26	10

See accompanying notes.

90	CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

	December 31,
(millions of U.S. dollars)	2012	2011
ASSETS
Current assets
Cash and cash equivalents (note 9)	726	1,346
Accounts receivable (note 10)	2,284	1,984
Income taxes receivable	32	138
Inventories (note 11)	3,129	2,956
Advance on acquisition of Viterra Inc. (note 3)	1,792	—
Prepaid expenses and deposits	749	643
Assets of discontinued operations (note 4)	—	70
	8,712	7,137
Property, plant and equipment (note 12)	3,698	2,533
Intangibles (note 13)	636	678
Goodwill (note 13)	2,349	2,277
Investments in associates (note 14)	382	355
Other assets (note 16)	130	97
Deferred income tax assets (note 7)	70	63
	15,977	13,140
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (note 17)	1,328	245
Accounts payable (note 18)	3,541	2,959
Income taxes payable	152	82
Current portion of long-term debt (note 17)	518	20
Current portion of other provisions (note 20)	108	68
Liabilities of discontinued operations (note 4)	—	53
	5,647	3,427
Long-term debt (note 17)	2,115	2,098
Provisions for post-employment benefits (note 19)	184	192
Other provisions (note 20)	413	299
Other liabilities (note 21)	80	59
Deferred income tax liabilities (note 7)	618	637
	9,057	6,712
Shareholders’ equity
Share capital	1,890	1,994
Retained earnings	4,955	4,420
Accumulated other comprehensive income (note 26)	71	10
Equity holders of Agrium	6,916	6,424
Non-controlling interest	4	4
Total equity	6,920	6,428
	15,977	13,140

See accompanying notes.

AGRIUM 2012 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS	91

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(millions of U.S. dollars, except share data)	Millions of common shares	Share capital	Retained earnings	Accumulated other comprehensive income (note 26)	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2010	158	1,982	3,134	69	5,185	8	5,193
Net earnings	—	—	1,371	—	1,371	4	1,375
Comprehensive income (loss), net of tax
Available for sale financial instruments	—	—	—	(1)	(1)	—	(1)
Post-employment benefits	—	—	(41)	—	(41)	—	(41)
Foreign currency translation	—	—	—	(58)	(58)	(8)	(66)
Comprehensive income (loss), net of tax	—	—	1,330	(59)	1,271	(4)	1,267
Dividends	—	—	(44)	—	(44)	—	(44)
Share-based payment transactions	—	12	—	—	12	—	12
December 31, 2011	158	1,994	4,420	10	6,424	4	6,428
Net earnings	—	—	1,494	—	1,494	4	1,498
Comprehensive income, net of tax
Available for sale financial instruments	—	—	—	1	1	—	1
Post-employment benefits	—	—	(5)	—	(5)	—	(5)
Foreign currency translation	—	—	—	63	63	—	63
Other comprehensive loss of associates	—	—	—	(3)	(3)	—	(3)
Comprehensive income, net of tax	—	—	1,489	61	1,550	4	1,554
Dividends	—	—	(154)	—	(154)	—	(154)
Dividends of non-controlling interest	—	—	—	—	—	(4)	(4)
Shares repurchased	(9)	(113)	(800)	—	(913)	—	(913)
Share-based payment transactions	—	9	—	—	9	—	9
December 31, 2012	149	1,890	4,955	71	6,916	4	6,920

See accompanying notes.

92	CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(millions of U.S. dollars unless otherwise stated)

1. CORPORATE INFORMATION

CORPORATE INFORMATION

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E. Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary, and our Retail and Advanced Technologies head offices in Loveland, Colorado, United States.

Agrium (with its subsidiaries) operates three strategic business units:

w	Retail operates in North and South America and Australia, and sells crop nutrients, crop protection products, seed and services directly to growers.

w

Wholesale operates in North and South America and Europe, and produces, markets and distributes three primary groups of crop nutrients: nitrogen, potash and phosphate for agricultural and industrial customers around the world.

w

Advanced Technologies (“AAT”) produces and markets controlled-release crop nutrients and micronutrients in the broad-based agriculture, specialty agriculture, professional turf, horticulture, and consumer lawn and garden markets.

BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

These consolidated financial statements of Agrium, as at and for the year ended December 31, 2012, were approved for issuance by the Board of Directors on February 22, 2013. We prepared the financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements are presented in U.S. dollars, which is our presentation and functional currency. We prepared these financial statements using the historical cost basis, with the exception of items that IFRS requires to be carried at fair value, as described in the notes below.

2. SIGNIFICANT ACCOUNTING POLICIES

A) CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

SIGNIFICANT JUDGMENTS

Preparation of financial statements requires us to make judgments in applying our accounting policies. Judgments that have the most significant effect on the amounts recognized in these financial statements are set out below.

Area of Judgment	Judgment Factors

Functional Currency

We determine the functional currency for each entity, and for jointly controlled entities and associates. This requires that we assess the primary economic environment in which each of these entities operates. Our determination of functional currencies affects how we translate foreign currency balances and transactions. Determination includes an assessment of various primary and secondary indicators.	In determining the functional currency of our operations in Canada (Canadian dollar), South America (U.S. dollar) and the Eurozone (euro), we considered the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs, and the currency whose competitive forces and regulations mainly determine selling prices.

Deferred Income Tax Assets

We recognize deferred tax assets only to the extent we consider it probable that those assets will be recoverable. Our recognition of deferred tax assets affects the amount of our tax provision.	We make judgments about when deferred tax assets are likely to reverse, and judgments as to whether or not there will be sufficient taxable profits available to offset the tax assets when they do reverse. In determining whether to establish a valuation allowance against a deferred tax asset, we perform a continual evaluation of all positive and negative evidence. Our evaluation includes the magnitude and duration of any past losses, current profitability and whether it is sustainable, and our earnings forecasts.

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	93

Area of Judgment	Judgment Factors

Determination and Grouping of Cash Generating Units (CGU) and Impairment Testing

In testing for impairment, we group assets into CGUs when we cannot identify cash flows with individual assets. We also combine CGUs for goodwill impairment testing. We use judgment when determining a CGU in defining the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. We also use judgment in determining whether indicators of impairment exist.

We have allocated goodwill to two groups of CGUs within our Retail business unit, Americas Retail and Australia Retail, based on geographic regions, economic and commercial influences, product lines, extent of shared infrastructure, and interdependence of cash flows.

We determined that indicators of impairment did not exist for our operations outside of North America.

Provisions

We make judgments as to whether an obligation exists and whether an outflow of resources embodying economic benefits of a liability of uncertain timing or amount is probable, not probable or remote.	We consider all available information relevant to each specific matter. In 2012, we determined that a future outflow of resources was probable for an asset retirement obligation at our Conda, Idaho facility, as described in note 25.

ASSUMPTIONS AND CRITICAL ESTIMATES

In preparing financial statements, we also make assumptions and critical estimates. Critical estimates are those that are most subject to uncertainty and have the most significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year. We base our assumptions and estimates on our historical experience, current trends and all available information that we believe is relevant at the time we prepare the financial statements. However, future events and their effects cannot be determined with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material. The following require our most difficult, subjective or complex assumptions and estimates.

Description	Assumptions and Estimation Uncertainty

Inventories

We value inventories at the lower of cost and net realizable value through inventory allowances. Subsequent changes in facts or circumstances could result in the reversal of previously recorded allowances.

Results could differ if inventory allowances change because actual selling prices or selling costs differ materially from forecasted selling prices and selling costs.

Calculating inventory allowances requires estimates and assumptions about a combination of interrelated factors affecting forecasted selling prices, including demand and supply variables. Demand variables include grain and oilseed prices, stock-to-use ratios and changes in inventories in distribution channels. Supply variables include forecasted prices of raw materials such as natural gas, operating rates and crop nutrient inventory levels.

Rebates

Our rebate agreements with suppliers, primarily for crop protection products and seed, provide rebates and prepay discounts typically based on the achievement of specified purchase volumes, sales to end users over a specified period of time, or when market conditions cause vendors to reduce manufacturers’ suggested retail prices. We account for rebates and prepay discounts as reductions in the prices of suppliers’ products. We accrue rebates that are probable and can be reasonably estimated. We accrue rebates that are not probable or estimable when we achieve certain milestones. We accrue rebates not covered by binding agreements or published vendor programs when we obtain conclusive documentation of right of receipt.	We record accruals for some rebates by estimating the point at which we will have completed our performance under an agreement. Due to the complexity and diversity of individual vendor agreements, we analyze and review historical trends to apply rates negotiated with our vendors to estimated and actual purchase volumes in order to determine accruals. Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected volumes.

94	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

Description	Assumptions and Estimation Uncertainty

Long-Lived Assets

We evaluate long-lived assets other than goodwill and indefinite-lived intangible assets (which we test separately) for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

We undertake impairment reviews on an asset-by-asset basis except where assets do not generate cash flows independent of other assets, in which case we do our review at the level at which we group assets into a CGU.

The impairment test compares the carrying value of the asset to the asset’s recoverable amount, based on the higher of the asset’s value in use, estimated using future discounted cash flows, and fair value less costs to sell.

Our impairment calculations contain uncertainties as they require assumptions and estimates about future cash flows and asset fair values. In determining recoverable amount, we make assumptions about the discount and growth rates we apply, future sales, product margins and overall market conditions. Fair value assessments are subject to estimates and assumptions about factors including new technology, market conditions for our products, availability of raw material inputs and estimated service lives of assets.

Income Taxes

Our income tax returns, like those of most companies, are periodically audited by domestic and foreign tax authorities. Audits include questions about our tax filing positions, including the timing and amount of deductions. We recognize tax provisions when it is more likely than not that there will be a future outflow of funds to a taxing authority. In such cases, we provide for the amount that is expected to be settled.

In determining our provision for income taxes, we use an annual effective income tax rate based on annual income, permanent differences between book and tax income, and substantially enacted income tax rates. We adjust our annual effective income tax rate as additional information on outcomes or events becomes available.

In recording deferred taxes, we estimate the extent to which it is probable that timing differences will reverse.

We make assumptions to estimate the exposures associated with our various filing positions. We recognize a provision when it becomes probable that we will incur additional tax liabilities for such exposures. Changes in tax law, the level and geographic mix of earnings and the results of tax audits also affect our effective income tax rate.

Determining tax provisions requires that we make assumptions as to the ultimate outcome of a filing position, which can change over time depending on facts and circumstances.

In determining whether to establish a valuation allowance against a deferred income tax asset, we perform a continual evaluation of all positive and negative evidence. Our evaluation includes the magnitude and duration of any past losses, current profitability and whether it is sustainable, and our earnings forecasts.

Goodwill and Intangible Assets

We conduct an impairment test annually in the third quarter and whenever events or changes in circumstances indicate that carrying values may not be recoverable. We test for impairment if a CGU or group of CGUs has goodwill allocated to it, or includes intangible assets that have an indefinite useful life.

We determine fair value using primarily the discounted cash flow method. This method estimates fair value using a discounted five-year forecasted cash flow with a terminal value.

We estimate terminal value using a growth model incorporating a long-term future growth rate based on our most recent views of the long-term outlook for each business. We use observable market data inputs to develop discount rates for each business using a capital asset pricing model, which we believe approximates the discount rate from a market participant’s perspective.

Assumptions underlying projected cash flows used in our goodwill impairment test are derived from several sources, including internal budgets, which contain information on sales, assumed production levels and costs, and product pricing. Estimated fair value of a CGU could be impacted by changes in interest rates, inflation rates, growth rates, foreign currency exchange rates, costs, pricing, capital expenditures and market conditions. Where available and as appropriate, we use our market capitalization and comparative market multiples to corroborate discounted cash flow results. Compared to the use of market multiples, the discounted cash flow approach more closely aligns valuations to the business model for each business, the specific projections of the business, and its geographic markets and products.

Share-Based Payments

We determine costs for share-based payments using market-based valuation techniques. We determine the fair value of our market-based and performance-based non-vested share awards at the date of grant using generally accepted valuation techniques. A portion of our share-based payments expense results from performance-based share awards, which require us to estimate the likelihood of achieving Company and corporate peer group performance goals.	We make assumptions in applying valuation techniques. We use these assumptions in estimating the future volatility of our stock price, expected dividend yield, future employee turnover rates, future employee stock option exercise behavior and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	95

Description	Assumptions and Estimation Uncertainty

Provisions

We recognize provisions based on our assessment of our obligations and available information. Any matters not included as provisions are uncertain in nature and cannot be reasonably estimated.	We make assumptions to determine whether obligations exist and to estimate the amount of obligations that we believe exist.

Litigation: In the normal course of business, legal proceedings and other claims brought against Agrium expose us to potential losses. Given the nature of these events, in most cases the amounts involved are not reasonably estimable due to uncertainty about the final outcome.	In estimating the final outcome of litigation, we make assumptions about factors including experience with similar matters, past history, precedents, relevant financial, scientific and other evidence, and facts specific to the matter. This determines whether we require a provision or disclosure in the financial statements.

Asset retirement obligations and environmental remediation: We apply a number of assumptions in estimating provisions that we record for asset retirement obligations and environmental remediation associated with Agrium sites. We make these assumptions due to the nature of the factors affecting the amount that will ultimately be required to settle these obligations when they come due.	In determining provisions for asset retirement obligations and environmental remediation, we assess factors such as the extent of contamination, the nature of the work Agrium is obliged to perform or pay for, changes to environmental laws and regulations, and whether any of the costs will be shared with other occupants of Agrium sites.

Business Acquisitions—Purchase Price Allocation

We allocate the purchase price of an acquired business to its identifiable tangible and intangible assets acquired and liabilities assumed at their estimated fair values at the acquisition date. We record the excess of the purchase price over the amount allocated to the assets and liabilities, if any, to goodwill.	Our purchase price allocation process involves uncertainty as we make assumptions to identify the acquired intangible assets, property, plant and equipment and the liabilities assumed in the acquisition, and estimate the fair value of those acquired assets and liabilities based upon quoted market prices and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Such estimates include assumptions about inputs to our discounted cash flow calculations, industry economic factors and business strategies.

We use all available information to estimate fair values. We typically engage external consultants to assist in the fair value determination of identifiable intangible assets and other significant assets or liabilities. We adjust the preliminary purchase price allocation, as necessary, up to one year after the acquisition closing date as we obtain more information about asset valuations and liabilities assumed as of the date of the acquisition.

B) PRINCIPLES OF CONSOLIDATION

SUBSIDIARIES

These financial statements include the accounts of Agrium and its subsidiaries, and its proportionate share of revenues, expenses, assets and liabilities of joint ventures, which are the entities over which Agrium has control. Control exists when we have the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. We presume that control exists where we own more than 50 percent of voting rights unless ownership does not constitute control. Control does not exist where other parties hold veto rights over significant financial and operating decisions or where we cannot obtain benefits from the activities of the entities we have the power to govern. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint ventures. All intercompany transactions and balances have been eliminated.

ASSOCIATES

Associates are those entities in which we have significant influence, but not control, over financial and operating policies. We presume that significant influence exists where we hold between 20 and 50 percent of the voting power of another entity. Significant influence can also exist where we hold less than 20 percent of an entity if we have the power to be actively involved and influential in policy decisions affecting the entity.

We account for investments in associates using the equity method and recognize our investment initially at cost. Our investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The financial statements include our share of the income and expenses and equity movements of equity-accounted investees from the date that significant influence commences until the date that it ceases.

JOINT VENTURES

Joint ventures are those entities over whose activities we have joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. We account for jointly controlled entities using proportionate consolidation. Our share of the assets, liabilities, income and expenses of jointly controlled entities is combined with the equivalent items in the financial statements on a line-by-line basis. Where we transact with our jointly controlled entities, we eliminate unrealized profits and losses to the extent of our interest in the joint venture.

96	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

„PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

	Relationship	Location	Principal Activity	Ownership (%)
Agrium, a general partnership	Subsidiary	Canada	Manufacturer and distributor of crop nutrients	100
Agrium U.S. Inc.	Subsidiary	United States	Manufacturer and distributor of crop nutrients	100
Crop Production Services, Inc.	Subsidiary	United States	Crop input retailer	100
Landmark Rural Holdings Limited	Subsidiary	Australia	Crop input retailer	100
Agrium Europe S.A.	Subsidiary	Belgium	Distributor of crop nutrients	100
Agroservicios Pampeanos S.A.	Subsidiary	Argentina	Crop input retailer	100
Misr Fertilizers Production Company S.A.E.	Associate	Egypt	Manufacturer and distributor of crop nutrients	26
Profertil S.A.	Joint Venture	Argentina	Manufacturer and distributor of crop nutrients	50

C) BUSINESS COMBINATIONS

We account for acquisitions of subsidiaries and businesses using the acquisition method. We measure consideration for each acquisition at the aggregate of the fair values of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. We recognize acquisition-related costs in earnings as incurred.

On an acquisition-by-acquisition basis, we recognize any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

Where applicable, consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition date fair value.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report provisional amounts for the items for which the accounting is incomplete. The measurement period is the period from the date of acquisition to the date we receive complete information about facts and circumstances that existed as of the acquisition date—and is subject to a maximum of one year. We adjust provisional amounts retrospectively during the measurement period, or recognize additional assets or liabilities to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

D) FOREIGN CURRENCY TRANSLATION

The functional currency for each of our subsidiaries, jointly controlled entities and associates is the currency of the primary economic environment in which they operate.

All transactions that are not denominated in an entity’s functional currency are foreign currency transactions. These transactions are initially recorded in the functional currency by applying the appropriate daily exchange rate that best approximates the actual rate of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured at the functional currency rate of exchange at the reporting date. We recognize all differences in earnings. Non-monetary items measured at historical cost are not remeasured—they remain at the exchange rate at the date of the transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was determined.

The assets and liabilities of operations with a functional currency other than the U.S. dollar, including goodwill and fair value adjustments arising on acquisition, are translated to our presentation currency at the exchange rate at the reporting date. Income, expenses and capital transactions are translated at the average exchange rate for the month. Translation differences resulting from fluctuations in exchange rates are recognized directly in the foreign currency translation component of accumulated other comprehensive income. If we dispose of operations with a functional currency other than the U.S. dollar, the relevant amount of foreign currency translation in equity is reclassified to earnings.

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	97

E) REVENUE RECOGNITION

We measure revenue at the fair value of the consideration received or receivable. We recognize revenue based on individual contractual terms when all of the following criteria are met: the significant risks and rewards of ownership of the goods have been transferred to our customer; we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; we can measure the amount of revenue and costs incurred or to be incurred; and it is probable that the economic benefits associated with the transaction will flow to us. These conditions are generally satisfied when title passes to our customer according to the sales agreement, which in most cases is when product is picked up by our customer or delivered to the destination specified by our customer, typically a customer’s premises, the vessel on which the product will be shipped or the destination port. Our assessment of the probability that economic benefits will flow to us as a result of a sale includes consideration of customer creditworthiness, historical collection practices, accounts receivable aging trends, and collection and write-off history. We do not have significant levels of revenue transactions with multiple elements. We report revenue net of sales taxes, returns, discounts and rebates.

F) REBATES

We account for rebates and prepay discounts as a reduction of the prices of the suppliers’ products. Rebates based on the amount of materials purchased reduce cost of product as inventory is sold. Rebates that are based on sales volume are offset to cost of product where we determine that they have been earned based on sales volume of related products.

G) INCOME TAXES

We recognize income tax expense in earnings except to the extent that it relates to items recognized directly in equity, in which case we recognize it directly in equity or in other comprehensive income. Current income tax is the expected tax payable or recoverable on taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable or recoverable in respect of previous years.

We recognize deferred income tax on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. We measure deferred income tax assets and liabilities at the tax rates that we expect to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. We generally recognize deferred income tax assets for all deductible temporary differences to the extent it is probable that taxable income will be available against which those deductible temporary differences can be utilized. We recognize a tax benefit or liability for an uncertain tax position when our best estimate is that the position is more likely than not to be sustained on examination, based on a qualitative assessment of all relevant factors.

We review the carrying amount of deferred income tax assets at the end of each reporting period and reduce the amount to the extent it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current income tax assets against current income tax liabilities and when they relate to income taxes levied by the same taxation authority.

H) FINANCIAL INSTRUMENTS

Financial assets are classified in the following categories at the time of initial recognition based on the purpose for which the financial assets were acquired.

i.	Financial assets held at fair value through profit or loss (“FVTPL”) comprises financial assets classified as held for trading, which include marketable securities and derivative financial instruments included within accounts receivable and other financial assets.

ii.	Loans and receivables (“L&R”) are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. This category of financial assets includes trade receivables, rebates and other non-trade accounts receivable, and other receivables included in other financial assets.

iii.	Available for sale (“AFS”) financial assets are non-derivative financial assets that are designated as AFS, or that are not allocated to any of the other categories of financial assets. This classification is comprised of investments included within other financial assets.

We derecognize financial assets when contractual rights to receive cash flows from the assets expire or when the financial assets are transferred along with all significant risks and rewards of ownership.

Financial liabilities are categorized as either held at FVTPL or as other financial liabilities. Financial liabilities held at FVTPL include derivative financial instruments classified as held for trading. Other financial liabilities include trade and other payables, short-term and long-term debt, and other financial liabilities. We derecognize financial liabilities when we have discharged the obligation or it is cancelled or expires.

All financial assets and financial liabilities are initially recognized at fair value.

98	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

Financial instrument classification	Subsequent measurement of gains or losses at each period end

FVTPL (assets and liabilities)	Fair value; unrealized gains or losses recognized in earnings

AFS (assets)	Fair value; unrealized gains and losses recognized in other comprehensive income; recognized in earnings on sale of the asset or when the asset is written down as impaired
Held to maturity investments	Amortized cost using the effective interest rate method; recognized in earnings if asset/liability is derecognized or asset is impaired
L&R
Other financial liabilities

IMPAIRMENT OF FINANCIAL ASSETS

Financial assets, other than those carried at FVTPL, are assessed for indications of impairment at each reporting date. A financial asset is deemed to be impaired if there is objective evidence indicating that a loss event has occurred after initial recognition of the financial asset, and that the loss event has a negative effect on the estimated future cash flows of the financial asset that can be reliably estimated. Indications that a write-down is necessary may include evidence that a debtor is experiencing significant financial difficulty, a reduction in market value, a material breach of contract, a high probability of the bankruptcy or financial reorganization of a debtor, or the disappearance of an active market for the financial asset.

For loans and receivables carried at amortized cost, the amount of impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the financial asset is reduced directly by the impairment loss for all financial assets except trade receivables, for which the carrying amount is reduced through the use of an allowance account. When a trade receivable is determined to be uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. We recognize changes in the carrying amount of the allowance account in earnings.

For AFS financial assets, impairment losses are determined as the difference between the acquisition costs, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in profit or loss. For debt instruments, we recognize the cumulative loss directly in earnings.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through earnings to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

We do not net derivative assets and liabilities except where contracts under master netting arrangements include both asset and liability positions. In such cases, we offset the fair value amounts for multiple similar derivative financial instruments with the same counterparty, including any related cash collateral asset or obligation.

We record transaction costs of financial instruments as a reduction of the cost of the instruments, except for costs of financial instruments classified as fair value through profit or loss, which are expensed as incurred. Contracts that require delivery of financial assets (regular way purchases and sales) are accounted for on the trade date.

I) CASH AND CASH EQUIVALENTS

Cash equivalents are carried at fair value, and consist of short-term investments with an original maturity of three months or less.

J) INVENTORIES

Wholesale inventories, consisting primarily of crop nutrients, operating supplies and raw materials, include both direct and indirect production and purchase costs, depreciation and amortization on assets employed directly in production, and freight to transport product to storage facilities. Crop nutrients include our produced products and products purchased for resale. Operating supplies include catalysts used in the production process, materials used for repairs and maintenance, and other supplies. Inventories are valued at the lower of cost on a weighted average basis and net realizable value.

Retail inventories, consisting primarily of crop nutrients, crop protection products, seed and merchandise, include the cost of delivery to move the product to storage facilities. Inventories are recorded at the lower of cost on a weighted average basis and net realizable value.

Advanced Technologies inventories, consisting primarily of raw materials and controlled-release products, include both direct and indirect production costs and depreciation on assets employed directly in production. Inventories are recorded at the lower of cost, determined on a first-in, first-out basis, and net realizable value.

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	99

K) PROPERTY, PLANT AND EQUIPMENT

We measure property, plant and equipment at historical cost less accumulated depreciation and accumulated impairment loss. The cost of property, plant and equipment comprises its purchase price plus any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. If a legal or constructive obligation exists to decommission property, plant and equipment, the discounted value of the obligation is included in the carrying value of the assets when the obligation arises.

We capitalize and depreciate expenditures separately for each material component of a composite asset according to useful life and patterns of depreciation. We expense the carrying amount of replaced components. We recognize expenses for day-to-day maintenance and repairs in earnings as they are incurred.

If the construction or preparation for use of property, plant or equipment extends over a period of longer than 12 months, we capitalize borrowing costs incurred on borrowed capital up to the date of completion as part of the cost of acquisition or construction.

Property, plant and equipment are depreciated on a straight-line basis using the following estimated useful lives:

Buildings and improvements	3 - 40 years
Machinery and equipment	1 - 55 years
Other	1 - 45 years

Management determines estimated useful life based on experience and current technology. Factors that affect the estimated useful lives of our assets include sustaining capital programs, access to new supplies of raw materials, new technology and market conditions for our products. Depreciation methods, expected useful lives and residual values are re-assessed annually and adjusted if appropriate.

If the cost of an individual component of property, plant and equipment is significant relative to the total cost of the item, the individual component is accounted for and depreciated separately.

L) GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the difference between the fair value of the consideration transferred in a business combination and the fair value of the identifiable net assets acquired at the date of acquisition. Goodwill is initially determined based on provisional fair values. Fair values are finalized within one year of the acquisition date. Goodwill on acquisition of subsidiaries and jointly controlled entities is separately disclosed and goodwill on acquisitions of associates is included within investments in associates. Goodwill, including goodwill in associates, is not amortized. Goodwill from the acquisition of subsidiaries is tested for impairment annually or where there is an indication of impairment.

Intangible assets acquired as part of the acquisition of a business are capitalized separately from goodwill if the asset is separable or arises from contractual or legal rights, and the fair value can be measured reliably on initial recognition.

Purchased intangible assets are initially recorded at cost and finite-lived intangible assets are amortized over their useful economic lives on a straight-line basis. Intangible assets having indefinite lives and intangible assets that are not yet ready for use are not amortized and are tested for impairment annually or where there is an indication of impairment.

We recognize internally generated intangible assets for development costs at cost when the criteria for feasibility are met. Cost comprises materials, labor and overhead that are directly attributable to preparing the asset for its intended use. Development expenditures that do not meet the capitalization criteria are expensed as incurred.

Intangible assets are considered to have indefinite lives when, based on an analysis of all relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate cash flows for us. The factors considered in making this determination include the existence of contractual rights for unlimited terms, or evidence that renewal of the contractual rights without significant incremental cost can be expected for indefinite periods into the future in view of our future investment intentions. The life cycles of the products and processes that depend on the asset are also considered.

The following estimated useful lives, which are re-assessed annually, have been determined for classes of finite-lived intangible assets:

Trade names	5 - 10 years
Customer relationships	5 - 15 years
Technology	3 - 10 years
Other	5 - 20 years

100	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

M) IMPAIRMENT

We review the carrying amounts of non-current assets at each reporting date to determine whether there is any indication of impairment. If any indication of impairment exists, the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated each year during the third quarter.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets practicable that have the ability to generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination, and reflects the lowest level at which goodwill is monitored for internal reporting purposes. If there is an indication of impairment of an asset or CGU to below the level to which goodwill has been allocated, the asset or CGU is first tested for impairment, and we recognize any impairment loss on that asset or CGU before testing at the level to which goodwill has been allocated.

We recognize an impairment loss if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in earnings. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the CGU on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is an indication that an investment in an associate may be impaired.

N) LEASES

Leases whereby we assume substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset (and corresponding liability) is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Operating leases are not recognized on our balance sheet. We recognize payments made under operating leases in earnings over the term of the lease.

An arrangement may be or contain a lease according to the substance of the arrangement. This is the case if the arrangement is dependent on the use of an asset or conveys a right to use an asset, even if not explicitly stated.

O) EMPLOYEE BENEFITS

POST-EMPLOYMENT BENEFITS

We operate various pension plans. For funded plans, we make contributions to trustee-administered funds.

i.	Defined contribution plans

For defined contribution plans, we pay fixed periodic contributions into a separate entity, and once payment is made we have no legal or constructive obligation to pay further amounts. We recognize obligations for contributions to defined contribution pension plans as personnel expense when services are rendered by employees.

ii.	Defined benefit plans

Generally, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on factors such as age, years of service and compensation.

We calculate our net obligation for defined benefit pension plans separately for each plan by estimating the amount of future benefits that employees have earned in return for their service in the current and prior periods. We discount obligations to determine present value. We deduct the fair value of any plan assets in determining our net obligation. The calculation is performed annually by a qualified actuary using the projected unit credit method.

We recognize all actuarial gains and losses arising from defined benefit plans in other comprehensive income in the period in which they occur. We recognize all expenses related to defined benefit plans in earnings as a personnel expense.

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	101

OTHER LONG-TERM EMPLOYEE BENEFITS

We provide post-retirement health care and basic life insurance benefits to certain employees. Entitlement to benefits is generally conditional on the employee remaining in service for a minimum period or reaching a specified age. Our net obligation for these benefits is the amount of future benefits that employees have earned in return for their service in the current and prior periods, discounted to present value. The calculation is performed annually by a qualified actuary using the projected unit credit method. We recognize all actuarial gains and losses in other comprehensive income in the period in which they occur.

SHORT-TERM EMPLOYEE BENEFITS

We record short-term employee benefit obligations as a personnel expense as employees provide services. For the amount expected to be paid for short-term bonuses or profit-sharing plans, we recognize an undiscounted liability if we have a present legal or constructive obligation to pay the amount as a result of past service provided by employees, and the obligation can be estimated reliably.

P) PROVISIONS

We recognize a provision if, as a result of a past event, we have a present legal or constructive obligation that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation. We discount provisions where the effect of discounting is material at a pre-tax rate that reflects current market assessments of the time value of money. We use a pre-tax risk-free rate to discount estimated future risk-adjusted cash outflows. We recognize unwinding of the discount (accretion) as a finance cost. We assess discount rates and projected timing of future obligations for each reporting period. We remeasure provisions each reporting period, taking into account changes in the likelihood and timing of future outflows and changes in discount rates.

ENVIRONMENTAL REMEDIATION

We capitalize environmental expenditures that extend the life of a property, increase its capacity or mitigate or prevent contamination from future operations. Environmental expenditures that relate to existing conditions caused by past operations that do not contribute to current or future revenue generation are expensed. We record our best estimates of future costs when environmental remediation efforts are probable and the costs can be reliably estimated based on current law and existing technologies.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations, which include provisions for legal or constructive obligations for decommissioning and restoration costs, are measured based on current requirements, technology and price levels. In the period when a reasonable estimate can be made, we recognize a liability and a corresponding asset for the present value of estimated future cash outflows over the useful economic life of the asset. Changes due to revisions to discount rates, the timing or the amount of the original estimate of the provision are reflected on a prospective basis by adjusting the carrying amount of the related property, plant and equipment.

Q) SHARE-BASED PAYMENTS

Cash-settled plans are accounted for as liabilities where the fair value of the award is determined at the grant date using a valuation model which includes an estimated forfeiture rate. We use a Black-Scholes option pricing model for plans with a service condition and a Monte Carlo simulation model for plans with service and market conditions. We accrue and recognize compensation expense over the vesting period of the award. We remeasure fair value at each reporting date and recognize changes in the period in which the fluctuation occurs.

Equity-settled plans are accounted for using a Black-Scholes option pricing model. The fair value of the share-based award is determined at the grant date using a market-based option valuation model which includes an estimated forfeiture rate. The fair value of the award is recorded as compensation expense amortized over the vesting period of the award, with a corresponding increase to share capital. On exercise of the award, the proceeds are recorded as share capital.

If an employee is eligible to retire during the vesting period, we recognize compensation expense over the period from the date of grant to the retirement eligibility date. If an employee is eligible to retire on the date of grant, we recognize compensation expense on the grant date.

R) NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, an active program to locate a buyer must have been initiated, and the sale should be completed within one year from the date of classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell. Once classified as held for sale, property, plant and equipment and intangible assets are not depreciated or amortized and are recognized at fair value less cost to sell. Impairment losses on the initial classification as held for sale and subsequent gains or losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

102	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

Non-current assets classified as held for sale are presented separately on the balance sheet. The assets and liabilities of a disposal group classified as held for sale are presented separately as one line in each of the assets and liabilities sections on the face of the balance sheet. Amounts presented for non-current assets or for assets and liabilities of disposal groups classified as held for sale are not reclassified or re-presented on the balance sheet for prior periods.

A discontinued operation is a component of an entity that has been disposed of or is held for sale, and whose operations and cash flows are clearly distinguished both operationally and for financial reporting purposes from the rest of the entity.

In the consolidated statements of operations for the reporting period, and for the comparable period of the previous year, income and expenses from discontinued operations are reported separate from income and expenses from continuing activities.

S) RECENT ACCOUNTING PRONOUNCEMENTS

New or amended	Standard/ Interpretation	Description	Agrium’s proposed date and method of adoption	Impact

New	IFRS 9	Financial Instruments replaces previous guidance on the classification and measurement of financial assets, which will be classified on initial recognition at either a) amortized cost, or b) fair value, with gains and losses on remeasurement recognized in earnings, except for recognition in other comprehensive income on election for equity instruments that are not held for trading. The new guidance also revises standards for financial liabilities under the fair value option and for derivatives linked to unquoted equity instruments.	January 1, 2015; retrospectively	We expect that initial adoption will have an impact on our financial statements, since it will be adopted retrospectively; however, we are not able at this time to reasonably estimate the impact.

New	IFRS 10	Consolidated Financial Statements implements a single model based on control for the preparation and presentation of financial statements. It introduces a new definition of control, requiring power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of returns. This model also applies to investments in associates (IAS 28).	January 1, 2013; retrospectively	We do not expect a material impact.

New	IFRS 11	Joint Arrangements requires us as a party to a joint arrangement to recognize our rights and obligations arising from the arrangement. Our joint arrangements under IFRS 11 will be classified as joint ventures requiring equity accounting. We currently use proportionate consolidation.	January 1, 2013; in accordance with IFRS 11	Application will reduce total assets, total liabilities, sales, gross profit, earnings before income taxes, but will not affect net earnings or net equity.

New	IFRS 12	Disclosure of Interests in Other Entities will require us to disclose information that allows users to evaluate the nature, impact of and risks associated with our interests in joint arrangements, associates and other entities.	January 1, 2013	We do not expect a material impact. On adoption we will add disclosures about our interests in other entities.

New	IFRS 13	Fair Value Measurement provides a single set of requirements to be applied to all fair value measurements, replacing the existing guidance dispersed across many standards. It provides a definition of fair value as a market-based measurement, along with enhanced disclosures about fair value measurements.	January 1, 2013; prospectively	We do not expect a material impact.

Amended	IAS 1	Presentation of Financial Statements improves the consistency and clarity of the presentation of items of other comprehensive income by requiring items to be grouped based on whether they may subsequently be reclassified in profit or loss.	January 1, 2012	We have early adopted these amendments related to presentation.

Amended	IAS 19	Employee Benefits provides users with a clearer picture of the commitments resulting from defined benefit plans (DBPs) by eliminating the corridor approach, requiring presentation of gains and losses related to DBPs in other comprehensive income, and adding enhanced disclosure requirements.	January 1, 2013	We eliminated the corridor approach on adoption of IFRS. The balance of requirements will be adopted in 2013. We do not expect a material impact.

Amended	IAS 32 and IFRS 7	Offsetting Financial Assets and Liabilities (IAS 32) a) clarifies that a legally enforceable right to set-off exists if the right is not contingent on a future event, and is enforceable both in the normal course of business and in default, insolvency or bankruptcy of all parties to the liability, and b) clarifies provisions on net settlement. IFRS 7 contains new disclosure requirements for amounts offset or subject to master netting arrangements.	We intend to adopt IFRS 7 amendments effective January 1, 2013, and IAS 32 amendments effective January 1, 2014	We do not expect the IFRS 7 amendments to have a material impact. We are not able at this time to reasonably estimate the impact of the IAS 32 amendments.

New	IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine establishes when the costs incurred to remove mine waste materials to gain access to mineral ore deposits during the production phase of a surface mine should lead to the recognition of an asset and how that asset should be measured.	January 1, 2013	We do not expect a material impact.

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	103

3. BUSINESS ACQUISITIONS

VITERRA INC.

On March 19, 2012, we signed an agreement with Glencore International plc (“Glencore”) to acquire the majority of the Agri-products Business of Viterra Inc. (“Viterra”). The Agri-products Business will be part of our Retail business unit and consists of 217 Canadian farm centers, 13 Australian farm centers, storage and distribution assets, and other assets and liabilities. Key features of the transaction are:

a)	We will acquire Viterra’s Agri-products Business from Glencore, which completed its acquisition of Viterra on December 17, 2012. The Agri-products Business consists of two groups of assets:

i.	Viterra’s 34 percent interest in a nitrogen facility located at Medicine Hat, Canada; and

ii.	farm centers and other assets. The agreement also entitles us to receive an adjustment to our purchase price of an amount equal to the after-tax operating cash flows from these Agri-products Business assets (“Operating Cash Flow Adjustment”) from March 31, 2012, until the applicable closing dates.

b)	On August 2, 2012, Agrium and Glencore announced that CF Industries Holdings Inc. (“CF”), holder of a 66 percent interest in the Medicine Hat facility, would acquire Viterra’s 34 percent interest in the Medicine Hat facility from Glencore for Cdn$915-million, subject to certain adjustments. Accordingly, if CF completes this acquisition, we will not acquire Viterra’s interest in the Medicine Hat facility. Under our agreement with Glencore:

i.	the cash proceeds of the sale of Viterra’s interest in the Medicine Hat facility to CF are payable by Glencore to us; and

ii.	we are also entitled to an Operating Cash Flow Adjustment in respect of Viterra’s interest in the Medicine Hat facility from March 31, 2012, until closing of the transaction between Glencore and CF, offset partially by a purchase price adjustment in favor of CF under its agreement with Glencore equivalent to Viterra’s estimated after-tax operating cash flows from the Medicine Hat facility from October 16, 2012 to November 30, 2012.

c)	The purchase price for Viterra’s Agri-products Business is Cdn$1.775-billion (U.S.$1.801-billion), subject to adjustments, including for:

i.	proceeds from Glencore’s sale of Viterra’s interest in the Medicine Hat facility to CF as described above;

ii.	Viterra farm centers excluded from the purchase;

iii.	working capital; and

iv.	accrual to Agrium of Operating Cash Flow Adjustments.

d)	As partial funding for Glencore’s acquisition of Viterra, we advanced the Cdn$1.775-billion (U.S.$1.801-billion) purchase price to Glencore on December 12, 2012. The advance is guaranteed by Glencore, secured by shares of Viterra, and does not bear interest. The advance is repayable by:

i.	the transfer of the Agri-products Business assets to us or to third parties designated by us, in amounts allocated to the assets under our agreement with Glencore; and

ii.	cash payments for the Operating Cash Flow Adjustment, working capital and other adjustments. If the Agri-products Business assets are transferred to third parties arranged by us, we are entitled to receive the proceeds of sale (including with respect to the sale of Viterra’s interest in the Medicine Hat facility to CF as described above).

e)	The Agri-products Business assets ultimately transferred to Agrium will consist of net current assets (working capital) and non-current assets (intangible assets and property, plant and equipment).

104	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

f)	Agrium and CF each have specific responsibilities for obtaining required regulatory approvals. Glencore has responsibilities for obtaining required third party consents and approvals. We are in the process of obtaining the regulatory approvals for which we are responsible. Our agreement with Glencore sets maximum periods for obtaining these regulatory approvals, which may be extended as agreed by us and Glencore. The maximum periods extend to July 17, 2014, for Viterra’s interest in the Medicine Hat facility, and to April 17, 2014, for the balance of the Agri-products Business assets.

g)	The transaction exposes us to various risks, including:

i.	Glencore may not obtain necessary third party consents and approvals for which it is responsible, in which case, for any asset not capable of being transferred, we may either elect for a use arrangement which is satisfactory to us for a period of at least 25 years, or to be repaid in cash the portion of the acquisition price allocated to such asset (subject to an adjustment if the asset is Viterra’s interest in the Medicine Hat facility and CF does not close under its agreement to acquire such interest from Glencore);

ii.	Agrium may be unable to obtain regulatory approvals within the time frames prescribed by the agreement, in which case 1) Glencore may be entitled to sell the affected assets with payment of the proceeds of sale to us, or we may be required to sell the assets, in either case for proceeds which could be less than the portion of the purchase price allocated to such assets under the agreement; or 2) Glencore may transfer the applicable assets to us or a third party under an arrangement requiring that the applicable asset be held separate from our other business operations pending a sale to a third party;

iii.	CF may not receive regulatory approval to acquire Viterra’s interest in the Medicine Hat facility, or CF may otherwise fail to close on the Medicine Hat facility; and

iv.	an adjustment to the purchase price that could result in the combination of cash and fair value of assets transferred to us being different from the advance to Glencore.

Acquisition costs in 2012 of $4-million are included in other expenses (note 5).

OTHER BUSINESS COMBINATIONS

During 2012, our Retail business unit completed the acquisition of a number of businesses consisting of crop input, manufacturing and distribution centers for total consideration of $213-million. Goodwill on these acquisitions is generated primarily from the acquisition of a workforce and the estimated value of expected synergies between Agrium and the acquired operations, including cost savings opportunities and expansion of geographical coverage for the sale of crop inputs in North and South America. We have not completed our determination of the fair values of all of the assets acquired and liabilities assumed due to the timing of the acquisitions and the complexity associated with the valuations. We have assigned $71-million of the excess of the purchase price over the net carrying values to goodwill, however we expect that on completion of determination of fair values that we will allocate part of the goodwill amount to intangible assets, including trade names with indefinite lives, and to customer relationships.

„ ASSETS ACQUIRED AND LIABILITIES ASSUMED AT THE DATE OF ACQUISITION

Other
Working capital (a)	33
Property, plant and equipment	78
Intangibles	33
Goodwill (b)	71
Other liabilities	(2)
Total consideration	213

(a)	Includes accounts receivable with a gross contractual amount of $7-million, of which $1-million was not expected to be collectible at the acquisition date.
(b)	Of the amount allocated to goodwill, $13-million is not deductible for income tax purposes.

„ OPERATIONS FROM DATE OF ACQUISITION TO DECEMBER 31, 2012

Other
Sales	156
Net loss	(5)

„ UNAUDITED PRO FORMA CONSOLIDATED SUMMARY RESULTS OF OPERATIONS

(prepared as if the acquisitions had occurred on January 1, 2012)	Other
Sales	427
Net earnings	17

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	105

4. DISCONTINUED OPERATIONS

„ CONDENSED INFORMATION OF DISCONTINUED OPERATIONS OF AWB LIMITED COMMODITY MANAGEMENT AND OTHER BUSINESSES (a)

	December 31,
	2012	2011
Sales	65	1,662
Net loss from discontinued operations (a)(b)	—	(133)
Current assets	—	70
Current liabilities	—	53

(a)	The commodity management business of AWB Limited (“AWB”), a subsidiary of Agrium acquired in 2010, was sold on May 11, 2011.
(b)	2011 amount is net of income taxes of $22-million and includes a loss of $10-million on the sale of discontinued operations.

5. EXPENSES

„ OTHER

	2012	2011
Realized loss on derivative financial instruments	24	83
Unrealized gain on derivative financial instruments	(17)	(46)
Interest income	(92)	(78)
Foreign exchange loss (gain)	27	(43)
Asset impairment	—	61
Environmental remediation and asset retirement obligations	80	44
Bad debt expense	22	26
Potash profit and capital tax	16	50
Other	2	26
	62	123

„ DEPRECIATION AND AMORTIZATION

	2012	2011
Depreciation of property, plant and equipment	327	291
Amortization of intangibles	92	89
Other	25	1
	444	381

„ TOTAL PERSONNEL EXPENSES

	2012	2011
Short-term employee benefits	1,453	1,288
Post-employment benefits	69	60
Share-based payments	108	(51)
	1,630	1,297

„ COMPENSATION OF KEY MANAGEMENT PERSONNEL

	2012	2011
Short-term employee benefits	13	12
Post-employment benefits	4	3
Share-based payments	60	(35)
	77	(20)

106	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

6. FINANCE COSTS

„ FINANCE COSTS RELATED TO LONG-TERM DEBT

	2012	2011
Gross finance costs related to long-term debt	115	111
Less: Capitalized borrowing costs	26	10
	89	101

„ OTHER FINANCE COSTS

	2012	2011
Environmental remediation and asset retirement obligations	12	12
Other interest expense	28	47
	40	59

7. INCOME TAXES

„ COMPONENTS OF INCOME TAXES

	2012	2011
Current income taxes	628	405
Origination and reversal of temporary differences	(33)	150
Deferred income taxes	(33)	150
	595	555

„ RECONCILIATION OF STATUTORY TAX RATE TO EFFECTIVE TAX RATE

	2012	2011
Earnings before income taxes
Canadian	1,062	1,163
Foreign	1,031	900
	2,093	2,063
Statutory rate (%) (a)	26	27
Income taxes at statutory rates	538	562
Foreign currency gains (losses) relating to Canadian operations	5	(4)
Differences in foreign tax rates	52	(7)
Other	—	4
Income taxes	595	555
Current
Canadian	253	188
Foreign	375	217
	628	405
Deferred
Canadian	—	130
Foreign	(33)	20
	(33)	150
	595	555

(a)	Effective January 1, 2012, the federal statutory tax rate in Canada decreased by 1.5 percent (2011 – 1.5 percent).

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	107

	Components of deferred income tax liabilities (assets)		Components recognized in earnings		Components not recognized in earnings
	2012	2011	2012	2011	2012	2011
Receivables, inventories and accrued liabilities	(77)	(76)	1	6	(2)	—
Property, plant and equipment	435	293	87	49	55	(3)
Intangibles	167	187	(20)	(27)	—	—
Asset retirement and environmental remediation	(156)	(95)	(8)	(19)	(53)	—
Deferred income	284	340	(64)	153	8	(9)
Loss carry-forwards (a)	(69)	(41)	(27)	(18)	(1)	—
Other	(36)	(34)	(2)	6	—	(32)
Net deferred income tax liabilities (assets)	548	574	(33)	150	7	(44)
Deferred income tax assets	(70)	(63)
Deferred income tax liabilities	618	637
Net deferred income tax liabilities	548	574

(a)	Unused tax losses of $41-million (2011 – $29-million) expiring through 2032 (2011 – expiring through 2031) have not been recognized in the financial statements.

8. EARNINGS PER SHARE

„ ATTRIBUTABLE TO EQUITY HOLDERS OF AGRIUM

	2012	2011
Numerator
Net earnings from continuing operations	1,494	1,504
Net loss from discontinued operations	—	(133)
Net earnings	1,494	1,371
Denominator (millions)
Weighted average number of shares outstanding for basic earnings per share	156	158
Weighted average number of shares outstanding for diluted earnings per share	156	158

9. CASH FLOW INFORMATION

„ CASH AND CASH EQUIVALENTS

	December 31,
	2012	2011
Cash	594	911
Short-term investments	132	435
	726	1,346

„ NET CHANGES IN OPERATING NON-CASH WORKING CAPITAL

	2012	2011
Accounts receivable and income taxes receivable	(234)	(550)
Inventories	(91)	(495)
Prepaid expenses and deposits	(118)	229
Marketable securities	(5)	(11)
Accounts payable and income taxes payable	464	96
	16	(731)

108	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

10. ACCOUNTS RECEIVABLE

„ ACCOUNTS RECEIVABLE

	December 31,
	2012	2011
Trade accounts	2,201	1,936
Allowance for doubtful accounts	(72)	(70)
Rebates and other non-trade accounts	125	94
Derivative financial instruments	8	8
Other taxes	22	16
	2,284	1,984

11. INVENTORIES

„ INVENTORIES

	December 31,
	2012	2011
Raw materials
Retail	89	69
Wholesale	306	213
Advanced Technologies	22	22
	417	304
Finished goods
Retail	88	81
Wholesale	186	230
Advanced Technologies	82	50
	356	361
Product for resale
Retail	2,123	2,024
Wholesale	201	240
Advanced Technologies	32	27
	2,356	2,291
	3,129	2,956

„ RECORDED IN COST OF PRODUCT SOLD

	2012	2011
Depreciation and amortization	224	187
Direct freight	226	218
Cost of purchased and manufactured inventory	11,742	10,732
	12,192	11,137

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	109

12. PROPERTY, PLANT AND EQUIPMENT

„ PROPERTY, PLANT AND EQUIPMENT

December 31, 2012	Land	Buildings and improvements	Machinery and equipment	Assets under construction	Other	Total
Cost
December 31, 2011	110	979	3,170	629	104	4,992
Additions	4	206	410	754	39	1,413
Acquisitions	2	26	17	33	—	78
Disposals	(1)	(6)	(55)	(1)	(1)	(64)
Other adjustments	—	14	84	(119)	4	(17)
Foreign currency translation	1	8	44	16	2	71
December 31, 2012	116	1,227	3,670	1,312	148	6,473
Accumulated depreciation
December 31, 2011	—	(435)	(1,969)	—	(55)	(2,459)
Depreciation	—	(72)	(247)	—	(7)	(326)
Disposals	—	2	42	—	—	44
Foreign currency translation	—	(5)	(28)	—	(1)	(34)
December 31, 2012	—	(510)	(2,202)	—	(63)	(2,775)
Net book value	116	717	1,468	1,312	85	3,698

December 31, 2011	Land	Buildings and improvements	Machinery and equipment	Assets under construction	Other	Total
Cost
December 31, 2010	91	943	3,009	331	87	4,461
Additions	18	60	220	372	21	691
Acquisitions	—	7	33	4	—	44
Disposals	(3)	(24)	(98)	—	(2)	(127)
Other adjustments	2	5	50	(65)	(1)	(9)
Foreign currency translation	2	(12)	(44)	(13)	(1)	(68)
December 31, 2011	110	979	3,170	629	104	4,992
Accumulated depreciation
December 31, 2010	—	(390)	(1,841)	—	(51)	(2,282)
Depreciation	—	(62)	(222)	—	(8)	(292)
Disposals	—	13	65	—	—	78
Other adjustments	—	(1)	(1)	—	3	1
Foreign currency translation	—	5	30	—	1	36
December 31, 2011	—	(435)	(1,969)	—	(55)	(2,459)
Net book value	110	544	1,201	629	49	2,533

„ DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

	2012	2011
Cost of product sold	195	182
Selling	106	87
General and administrative	26	22
	327	291
Depreciation recorded in inventory	16	17

110	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

13. INTANGIBLES AND GOODWILL

„ INTANGIBLES AND GOODWILL

December 31, 2012	Trade names	Customer relationships	Technology	Other	Total intangibles	Goodwill
Cost
December 31, 2011	56	653	78	160	947	2,277
Additions developed internally	—	—	19	—	19	—
Acquisitions	—	18	—	15	33	71
Other adjustments	—	(7)	—	—	(7)	(4)
Foreign currency translation	1	3	2	—	6	5
December 31, 2012	57	667	99	175	998	2,349
Accumulated amortization
December 31, 2011	(9)	(158)	(37)	(65)	(269)	—
Amortization	(2)	(52)	(19)	(19)	(92)	—
Other adjustments	—	1	—	—	1	—
Foreign currency translation	(1)	—	(1)	—	(2)	—
December 31, 2012	(12)	(209)	(57)	(84)	(362)	—
Net book value	45	458	42	91	636	2,349

December 31, 2011	Trade names	Customer relationships	Technology	Other	Total intangibles	Goodwill
Cost
December 31, 2010	55	602	66	149	872	2,271
Additions developed internally	—	—	8	—	8	—
Acquisitions	—	45	—	16	61	62
Disposals	—	—	(6)	(1)	(7)	(26)
Other adjustments	—	6	10	(4)	12	(17)
Foreign currency translation	1	—	—	—	1	(13)
December 31, 2011	56	653	78	160	947	2,277
Accumulated amortization
December 31, 2010	(7)	(108)	(14)	(48)	(177)	—
Amortization	(2)	(49)	(21)	(17)	(89)	—
Disposals	—	—	6	—	6	—
Other adjustments	—	—	(8)	(1)	(9)	—
Foreign currency translation	—	(1)	—	1	—	—
December 31, 2011	(9)	(158)	(37)	(65)	(269)	—
Net book value	47	495	41	95	678	2,277

„ AMORTIZATION OF FINITE-LIVED INTANGIBLES

	2012	2011
Cost of product sold	4	4
Selling	63	67
General and administrative	25	18
	92	89

Trade names included above with a cost of $42-million (December 31, 2011 – $41-million) have indefinite useful lives for accounting purposes. The net book value of total trade names in Retail and AAT are $30-million and $15-million, respectively (2011 – Retail and AAT are $30-million and $17-million, respectively).

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	111

GOODWILL IMPAIRMENT TESTING

We have allocated goodwill primarily to two groups of CGUs: Retail – Americas and Retail – Australia. In our annual impairment test of goodwill we did not identify impairment. Recoverable amount is defined as fair value less costs to sell, calculated as the net present value of projected risk-adjusted post-tax cash flows over five years plus a terminal value of the CGU.

We adjust discount rates for each group of CGUs for the risk associated with achieving our forecasts and for the currency in which the cash flows are generated. Key assumptions used in testing are:

w	Sales growth rates, based on internal forecasts and internal and external market information including crop nutrient price benchmarks;

w	Profit margins, based on past experience and adjusted for expected changes;

w	Capital expenditures;

w	Discount rate, based on a capital asset pricing model using observable market data inputs;

w	Working capital requirements;

w	Operating costs as a percentage of gross profit;

w	Long-term growth rate, which does not exceed the long-term projected growth rates for the relevant markets; and

w	Achievement of synergies from acquisitions.

„ DETAILS OF IMPAIRMENT TESTING

	Retail – Americas	Retail – Australia
Pre-tax discount rate (%)	11.4	10.5
Terminal growth rate per annum (%)	2.5	2.5
Goodwill allocated	$1,791-million	$403-million
Excess of recoverable amount over carrying value	$3,857-million	$323-million
Change that would result in carrying value equal to recoverable amount
Increase in pre-tax discount rate (%)	7.0	2.3
Decrease in long-term growth rate (%)	5.6	2.1
Decrease in forecasted EBITDA growth over forecast period (%) (a)	2.6	0.6

(a)	Earnings from continuing operations before finance costs, income taxes, depreciation and amortization.

14. INVESTMENTS IN ASSOCIATES

„ INVESTMENTS IN ASSOCIATES

			December 31,
	Reporting period	Interest (%)	2012	2011
Misr Fertilizers Production Company S.A.E. (“MOPCO”), a private company operating in Egypt	September 30	26	272	279
Hanfeng Evergreen Inc. (“Hanfeng”), listed on the TSX (12.1 million common shares)	September 30	20	27	29
Advanced Microbial Solutions, L.L.C.	November 30	30	30	—
Other			53	47
			382	355

On January 8, 2013, Hanfeng announced that its board of directors had received an unsolicited non-binding proposal from the holder of approximately 20 percent of Hanfeng’s outstanding common shares to acquire all of the outstanding common shares not owned by it at a price of Cdn$2.20 in cash per share. As the proposal is non-binding, there can be no assurance that any transaction will be completed or, if completed, of its terms, price or timing.

112	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

„ SUMMARIZED FINANCIAL INFORMATION OF ASSOCIATES

	December 31,
	2012	2011
Current assets	479	557
Non-current assets	1,760	1,811
	2,239	2,368
Current liabilities	213	298
Non-current liabilities	939	870
	1,152	1,168

	2012	2011
Sales	537	793
Expenses	487	621
Net earnings	50	172

15. INTERESTS IN JOINT VENTURES

We have a 50 percent ownership interest in Profertil S.A. (“Profertil”, a joint venture with YPF S.A.), an Argentina-based manufacturer and wholesale distributor of nitrogen products. A contractual agreement between us and the joint venture partner establishes joint control over Profertil. This investment is recorded in the Wholesale operating segment.

The consolidated statements of operations, statements of cash flows and balance sheets include, on a proportionate basis, our interest in Profertil and other joint ventures.

„ SUMMARY OF INTERESTS IN JOINT VENTURES

Proportionate share of operations	2012	2011
Sales	422	432
Expenses	309	289
Income taxes	37	57
Proportionate share of net earnings of joint ventures	76	86

Proportionate share of cash flows	2012	2011
Operating activities	100	118
Investing activities	(34)	(21)
Financing activities	(57)	(62)
Effect of exchange rate changes on cash and cash equivalents	—	1
Proportionate share of increase in cash and cash equivalents of joint ventures	9	36

	December 31,
Proportionate share of assets and liabilities	2012	2011
Current assets	170	157
Non-current assets	218	198
	388	355
Current liabilities	139	98
Non-current liabilities	81	87
	220	185
Proportionate share of net assets of joint ventures	168	170
Cumulative loss from our interests in joint ventures included in closing retained earnings	(10)	(8)

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	113

16. OTHER ASSETS

„ OTHER ASSETS

	December 31,
	2012	2011
Other financial assets
Investments	40	10
Receivables	47	58
Derivative financial instruments	—	6
	87	74
Other non-financial assets	43	23
	130	97

17. DEBT

„ DEBT

				December 31, 2012		December 31, 2011
	Maturity	Rate (%) (a)	Total	Unutilized	Utilized	Utilized
Short-term debt (b)
Multi-jurisdictional facility (c)	2016	1.70	1,600	500	1,100	—
European facilities (d)	2013	1.20	330	134	196	178
South American facilities	2013	6.11	100	68	32	67
			2,030	702	1,328	245
Outstanding letters of credit				121
Remaining capacity available				581

Long-term debt					2012	2011
Floating rate bank loans	2013 – 2014				106	35
Fixed and floating rate bank loans	2014 – 2016				46	95
Floating rate bank loans	2013				460	460
3.15% debentures (e)(f)	2022				500	—
6.125% debentures (e)	2041				500	500
6.75% debentures (e)	2019				500	500
7.125% debentures (e)	2036				300	300
7.7% debentures (e)	2017				100	100
7.8% debentures (e)	2027				125	125
Other					21	23
					2,658	2,138
Unamortized transaction costs					(25)	(20)
Current portion of long-term debt					(518)	(20)
					2,115	2,098

(a)	Weighted average rates at December 31, 2012.
(b)	The facilities bear interest at various base rates plus a fixed or variable margin.
(c)	The multi-jurisdictional revolving credit facility is unsecured and consists of North American and Australian tranches and an accordion feature that allows us to request an increase in the facility of up to $900-million. Outstanding letters of credit reduce our ability to draw on this facility. We also maintain a separate $30-million standby letter of credit facility, of which $27-million is outstanding.
(d)	Of the utilized amount, $10-million (December 31, 2011 – $7-million) was secured. The utilized balance includes euro-denominated debt of $196-million (December 31, 2011 – $106-million).
(e)	Debentures have various provisions that allow redemption prior to maturity, at our option, at specified prices.
(f)	On October 1, 2012, we issued $500-million of 3.15 percent debentures due October 2022.

114	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

18. ACCOUNTS PAYABLE

„ ACCOUNTS PAYABLE

	December 31,
	2012	2011
Trade	1,232	1,165
Customer prepayments	1,104	826
Accrued liabilities	880	696
Other taxes	25	45
Accrued interest	45	42
Dividends	75	36
Derivative financial instruments	19	25
Share-based payments	161	124
	3,541	2,959

19. POST-EMPLOYMENT BENEFITS

„ OBLIGATIONS AND ASSETS

	Defined benefit pension plans		Post-retirement benefit plans
	2012	2011	2012	2011
Change in defined benefit obligations
Balance, beginning of year	272	230	79	68
Foreign currency translation on Canadian obligations	3	(3)	1	(2)
Employee contributions	—	—	1	1
Interest cost	12	12	3	3
Service cost	8	6	3	3
Past service cost	1	—	—	—
Actuarial loss (gain) recognized in equity	18	37	(7)	8
Benefits paid	(12)	(10)	(3)	(2)
Balance, end of year	302	272	77	79
Arising from:
Funded plans	256	232	—	—
Unfunded plans	46	40	77	79
	302	272	77	79
Change in plan assets
Fair value, beginning of year	159	162	—	—
Foreign currency translation on Canadian assets	3	(2)	—	—
Expected return on plan assets	10	10	—	—
Actuarial gain (loss) recognized in equity	4	(13)	—	—
Employer contributions	31	12	2	1
Employee contributions	—	—	1	1
Benefits paid	(12)	(10)	(3)	(2)
Fair value, end of year	195	159	—	—
Unfunded status and provision for post-employment benefits	107	113	77	79

			2012	2011
Actual return on defined benefit plan assets			14	(3)
Liability experience loss adjustments			3	4
Asset experience (gain) loss adjustments			(4)	13

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	115

„ HISTORICAL INFORMATION

	December 31,
	2012	2011
Present value of defined benefit obligation	379	351
Fair value of plan assets	195	159
Deficit in the plans	184	192

„ ACTUARIAL CALCULATIONS OF EXPENSE

	2012	2011
Defined benefit pension plans
Service cost for benefits earned during the year	8	6
Past service cost	1	—
Interest cost on accrued benefit obligations	12	12
Expected return on plan assets	(10)	(10)
Net amortization and deferral	1	—
Net expense	12	8
Post-retirement benefit plans
Service cost for benefits earned during the year	3	3
Interest cost on accrued benefit obligations	3	3
Net expense	6	6
Defined contribution pension plans	51	46
Total expense	69	60

„ EXPENSE LINE ITEMS

	2012	2011
Cost of product sold	37	32
General and administrative	26	23
Other expenses	6	5
	69	60

„ ACTUARIAL LOSS RECOGNIZED IN OTHER COMPREHENSIVE INCOME

	2012	2011
Cumulative balance, beginning of year	80	22
Amounts recognized during the year	7	58
Cumulative balance, end of year	87	80

„ ACTUARIAL ASSUMPTIONS (percent) (expressed as weighted averages)

	Future benefits obligation		Future benefits expense
	2012	2011	2012	2011
Defined benefit pension plans
Discount rate	4	4	4	5
Expected long-term rate of return on assets	N/A	N/A	6	6
Rate of increase in compensation levels	4	4	4	4
Post-retirement benefit plans
Discount rate	4	4	4	5

116	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

The discount rate assumed is based on high-quality (minimum rating of AA or greater) fixed income investments with cash flows that match the currency, timing and amount of the plans’ expected cash flows.

Our assumption for the expected long-term rate of return on assets is based on long-term expectations of inflation, together with the expected long-term real return for each asset class, weighted in accordance with the stated investment policy for the plans. We base expectations of real returns and inflation on a combination of current market conditions, historical capital market data and future expectations.

The estimated aggregate expected contribution to fund our defined benefit plans for 2013 is $8-million.

„ ASSUMED AND ULTIMATE HEALTH CARE COST TREND RATES

	2012	2011
Health care cost trend rate assumed for the next fiscal year (%)	7	8
Ultimate health care cost trend rate (%)	5	5
Fiscal year the rate reaches the ultimate trend rate	2018	2018

„ MORTALITY ASSUMPTIONS PER LATEST AVAILABLE STANDARD MORTALITY TABLES

	2012	2011
Average life expectancy – currently aged 60 years
Males	24	24
Females	27	27

„ EFFECT OF ASSUMED HEALTH CARE COST TREND RATE CHANGES

	One percentage point increase		One percentage point decrease
	2012	2011	2012	2011
Effect on accumulated post-employment benefit obligation	9	11	(7)	(8)
Effect on total of service and interest cost	1	1	(1)	(1)

ASSET ALLOCATION AND INVESTMENT STRATEGY

Our investment objective for our defined benefit plans is to maximize long-term return on plan assets using a mix of equities and fixed income investments while managing an appropriate level of risk. The equity investments are diversified across Canadian and foreign securities. It is our policy not to invest in commodities, precious metals, mineral rights, bullion or collectibles. Derivative financial instruments may be used to create a desirable asset mix position, adjust the duration of a fixed income portfolio, replicate the investment performance of interest rates or a recognized capital market index, manage currency exposure and reduce risk. Derivative financial instruments are not used to create exposures to securities that would otherwise not be permitted under our investment policy.

„ DEFINED BENEFIT PLANS – ASSET ALLOCATION

	Target allocation	Plan assets
Asset categories (percent)	2013	2012	2011
Equity securities	62	62	61
Debt securities	38	37	38
Cash and other	—	1	1

„ DEFINED BENEFIT PLANS – EFFECTIVE DATES OF MOST RECENT VALUATIONS FOR FUNDING PURPOSES

	Current effective date	Next required date
Canadian plans	December 31, 2011 and December 31, 2009	December 31, 2014 and December 31, 2011
U.S. plans	January 1, 2012	January 1, 2013

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	117

20. OTHER PROVISIONS

„ OTHER PROVISIONS

December 31, 2012	Environmental remediation (a)	Asset retirement (b)	Litigation	Total
December 31, 2011	131	209	27	367
Additional provisions or changes in estimate (note 25)	80	122	28	230
Draw-downs	(47)	(16)	(18)	(81)
Reversals	(5)	(1)	(8)	(14)
Accretion	3	9	—	12
Other adjustments	8	(4)	—	4
Foreign currency translation	—	3	—	3
December 31, 2012	170	322	29	521
Current portion	74	5	29	108
Non-current portion	96	317	—	413
	170	322	29	521

(a)	We estimate that our environmental remediation liabilities will be settled between 2013 and 2041. Obligations are estimated using discount rates ranging from 0.65 percent to 4.55 percent (2011 – 1.00 percent to 4.55 percent).
(b)	Mining, extraction, processing and distribution activities result in asset retirement obligations in the normal course of operations. Obligations include closure, dismantlement, site restoration or other legal or constructive obligations for termination and retirement of assets. Expenditures may occur before and after closure. Expenditures for the obligations are expected to occur over the next 30 years with the exception of those for potash operations, which are expected to occur after 100 years. Timing of expenditures is dependent on a number of factors, such as the life and nature of the asset, legal requirements and technology. Obligations are estimated using discount rates ranging from 1.57 percent to 4.55 percent (2011 – 2.05 percent to 4.55 percent).

21. OTHER LIABILITIES

„ OTHER LIABILITIES

	December 31,
	2012	2011
Other financial liabilities
Derivative financial instruments	—	16
Other	37	20
	37	36
Other non-financial liabilities
Share-based payments	43	23
	80	59

22. SHARE-BASED PAYMENTS

„ SHARE-BASED PAYMENTS

Plan	Eligibility	Granted	Vesting period	Term	Settlement

Stock Options and Tandem Stock Appreciation Rights (“TSARs”)	Officers and employees	Annually	25% per year over four years	10 years	Cash or shares

Stock Appreciation Rights (“SARs”)	Certain employees outside Canada	Annually	25% per year over four years	10 years	Cash

Performance Share Units (“PSUs”)	Executive officers and other eligible employees	Annually	On the third anniversary of the grant date	N/A	Cash

Director Deferred Share Units (“DSUs”)	Directors	At the discretion of the Board of Directors	Fully vested upon grant	N/A	In cash on Director’s departure from the Board

118	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

STOCK OPTIONS AND TANDEM STOCK APPRECIATION RIGHTS PLAN

The stock option plan permits the attachment of SARs to all grants of options. Option holders who are granted TSARs have the right to surrender vested options in cash or shares. The election to settle a TSAR in cash entitles the holder to receive a cash payment equal to the excess of the U.S. dollar equivalent of the highest price of our shares on the NYSE on the date of exercise over the exercise price of the TSAR. We expect the majority of option holders will elect to exercise their options as a SAR and surrender their options, and therefore receive settlement in cash.

Our Board of Directors has discretion to accelerate vesting under the plan on the retirement, termination, death or disability of an optionee or on a change in ownership or control of Agrium.

„ OPTIONS AND TSARS ACTIVITY (number of units in thousands; weighted average price in U.S. dollars)

	2012		2011
Options and TSARs	Units	Price	Units	Price
Outstanding, beginning of year	2,432	42.16	2,521	36.98
Granted (a)	258	88.27	179	91.07
Forfeited	(278)	36.59	(109)	37.05
Exercised (b)	(266)	17.43	(156)	16.92
Expired	—	—	(3)	61.03
Outstanding, end of year	2,146	51.55	2,432	42.16
Exercisable, end of year	1,533	42.18	1,762	34.12
Maximum available for future grants, end of year	943		923
Cash received from equity-settled awards		7		5
Tax benefit from equity-settled awards		2		1

(a)	The fair value at the grant date was $45.90 (2011 – $53.28).
(b)	The weighted average share price at the exercise date was $91.46 (2011 – $86.34).

„ OPTIONS AND TSARS OUTSTANDING (number of units in thousands; weighted average remaining contractual life in years; weighted average exercise price in U.S. dollars)

At December 31, 2012	Options Outstanding			Options Exercisable
Range of exercise prices	Remaining contractual life	Units	Exercise price	Units	Exercise price
Less than 15.86	1	192	15.61	192	15.61
15.87 to 39.56	3	333	24.49	333	24.49
39.57 to 40.02	4	313	39.73	313	39.73
40.03 to 61.43	6	418	40.44	299	40.46
61.44 to 94.15	7	890	78.81	396	73.22
	5	2,146	51.55	1,533	42.18

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	119

STOCK APPRECIATION RIGHTS PLAN

SARs entitle an employee to receive a cash payment equal to the excess of the closing price of our shares on the NYSE on the date of exercise over the exercise price of the right.

„ SARS ACTIVITY (number of units in thousands; weighted average price in U.S. dollars)

	2012		2011
SARs	Units	Price	Units	Price
Outstanding, beginning of year	504	50.87	487	44.92
Granted (a)	73	88.27	59	91.13
Forfeited	(5)	63.19	—	—
Exercised (b)	(189)	38.24	(41)	37.76
Expired	—	—	(1)	63.22
Outstanding, end of year	383	64.10	504	50.87
Exercisable, end of year	203	53.74	306	41.81

(a)	The fair value at the grant date was $45.90 (2011 – $53.33).
(b)	The weighted average share price at the exercise date was $95.22 (2011 – $91.70).

„ SARS OUTSTANDING (number of units in thousands; weighted average remaining contractual life in years; weighted average exercise price in U.S. dollars)

At December 31, 2012	SARs Outstanding			SARs Exercisable
Range of exercise prices	Remaining contractual life	Units	Exercise price	Units	Exercise price
Less than 38.53	3	15	24.63	15	24.63
38.54 to 40.02	4	42	39.73	42	39.73
40.03 to 49.02	6	88	40.30	58	40.30
49.03 to 68.65	7	62	63.13	26	63.12
68.66 to 91.13	8	176	85.51	62	78.53
	7	383	64.10	203	53.74

PERFORMANCE SHARE UNIT PLAN

PSUs vest based upon the relative ranking of our average quarterly total shareholder return over a three-year performance cycle, compared against the average quarterly total shareholder return over the same period of a peer group of companies. The number of units that vest ranges between none of the original PSUs granted, up to 150 percent of the original PSUs granted, depending on our relative performance ranking.

The value of each PSU granted is based on the average closing price of our common shares on the NYSE during the last five days of the three-year cycle. When cash dividends are paid on our common shares, additional PSUs of equivalent value are credited to the designated employee’s account.

120	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

„ PSU ACTIVITY (number of units in thousands)

	2012	2011
Outstanding, beginning of year	672	659
Granted	257	166
Forfeited	(12)	(9)
Exercised	(316)	(144)
Outstanding, end of year	601	672

DIRECTOR DEFERRED SHARE UNIT PLANS

Under our DSU plans, directors can elect to have a portion or all of their director’s fees paid in DSUs, whereby DSUs issued are calculated by dividing the director’s fees by the fair market value of our common shares on the date that the fees become payable. The plans also permit grants at the discretion of the Board of Directors.

„ COMPENSATION EXPENSE (RECOVERY ) BY PLAN

	2012	2011
Stock options and TSARs	53	(33)
SARs	13	(9)
PSUs	34	(6)
DSUs	8	(3)
	108	(51)

„ LIABILITIES FOR CASH-SETTLED PLANS

	December 31,
	2012	2011
Total fair value liability for cash-settled plans	204	147
Total intrinsic liability for cash-settled plans	157	108

At December 31, 2012, there was $27-million of unrecognized compensation expense for unvested awards. During 2012, cash of $54-million was used to settle our liability for awards exercised.

VALUATION MODELS

The fair value of TSARs and SARs is determined using a Black-Scholes model and the fair value of PSUs is determined using a Monte Carlo model, taking into account the terms and conditions upon which the share options were granted. The expected annual volatility is estimated taking into consideration historic share price volatility.

„ VALUATION MODEL INPUTS

	December 31,
	2012	2011
Grant price (U.S. dollars)	41.98	38.45
Share price (U.S. dollars)	99.87	67.11
Expected annual volatility (%)	0.38	0.47
Risk-free interest rate (%)	0.59	0.76
Expected annual dividend yield (%)	1.00	0.58
Expected life (years)	4	4
Forfeiture rate (%)	—	—

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	121

23. FINANCIAL INSTRUMENTS

RISK MANAGEMENT

In the normal course of business, our balance sheet, results of operations and cash flows are exposed to various risks. On an annual basis, the Board approves a strategic plan that takes into account the opportunities and major risks of our business and mitigation factors to reduce these risks. The Board sets upper limits on the transactional and balance sheet exposures to be managed and the time periods over which exposures may be managed. Compliance with these limits and associated exposure management activity is monitored by the Corporate Financial Risk Committee which also reviews risk management policies and procedures on an annual basis. We manage risk in accordance with our Exposure Management Policy. The objective of the policy is to reduce volatility in cash flows and earnings. Risks we manage include:

Item	Affected by	Risk management policies
Sales	Product prices, foreign currency exchange rates	Foreign currency forward and option contracts

Cost of product sold – natural gas and power	Price of natural gas and power	Natural gas forward, swap and option contracts and power swap contracts

Cost of product sold – product purchased for resale	Price of nutrients purchased for resale	Nutrient swaps and fixed price product purchase commitments

Selling, general and administrative, and other expenses denominated in local currencies	Foreign currency exchange rates	Foreign currency forward and option contracts

Capital expenditures	Foreign currency exchange rates	Foreign currency forward and option contracts

Interest expense	USD, EUR and AUD interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years

Financial instruments

Market risk – currency risk	USD balances in Canadian, Australian, European and South American subsidiaries; foreign currencies held in USD denominated subsidiaries	Foreign currency forward and option contracts to manage risk for up to three years

Market risk – commodity price risk (natural gas, seed, power and nutrient price risk)	Market prices of natural gas, seed, power and nutrients	Natural gas and seed forward, swap and option contracts and power swap contracts to manage power price risk for up to five years

Market risk – interest rate risk	Changes in market interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years

Credit risk	Ability of customers or counterparties to financial instruments to meet obligations	Credit approval and monitoring practices; counterparty policies

Liquidity risk	Fluctuations in cash flows	Preparation and monitoring of detailed forecasts of cash flows; maintenance of cash balances and uncommitted, multiple year credit facilities

MARKET RISK

Market risk is risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market prices. Market risk is comprised of currency risk, commodity price risk and interest rate risk.

We provide sensitivity analysis where a reasonably possible change in a risk variable could result in a material change to earnings or shareholders’ equity. We perform sensitivity analysis by relating the reasonably possible change in the risk variable at the reporting date to financial instruments outstanding on that date, while assuming all other variables remain constant. We performed these analyses on the same basis as in 2011.

122	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

A) CURRENCY RISK

U.S. dollar denominated transactions in our Canadian operations generate foreign currency gains and losses on outstanding balances, which we recognize in earnings.

„ IMPACT OF U.S. DOLLAR CHANGES ON NET EARNINGS

	December 31,
	2012	2011
Net U.S. dollar denominated asset balance in Canadian operations	1,009	730
A $10-million impact requires a strengthening or weakening of the U.S. dollar against the Canadian dollar (cents)	1	2

Balances in non-U.S. dollar subsidiaries generate foreign currency translation gains and losses, which are included in other comprehensive income.

„ BALANCES IN NON-U.S. DOLLAR SUBSIDIARIES (in U.S. dollar equivalent)

	December 31,
	2012			2011
	CAD	EUR	AUD	CAD	EUR	AUD
Cash and cash equivalents	(90)	3	40	341	10	81
Accounts receivable	220	111	434	211	93	428
Advance on acquisition of Viterra Inc.	920	—	—	—	—	—
Short-term debt	(800)	(177)	—	—	(165)	(1)
Accounts payable	(839)	(46)	(270)	(718)	(65)	(290)
Current portion of other provisions	(53)	—	(15)	(22)	—	(11)
	(642)	(109)	189	(188)	(127)	207

„ IMPACT OF U.S. DOLLAR CHANGES ON COMPREHENSIVE INCOME

	December 31,
	2012			2011
	CAD	EUR	AUD	CAD	EUR	AUD
A $10-million increase requires a strengthening (weakening) against the U.S. dollar (cents)	(2)	(8)	5	(6)	(7)	5
A $10-million decrease requires a strengthening (weakening) against the U.S. dollar (cents)	2	6	(5)	5	6	(5)

We manage changes in foreign currencies using derivative financial instruments. The total change in fair value of non-qualifying derivative financial instruments during 2012 was a gain of $13-million (2011 – loss of $40-million), which is reported in other expenses, of which a gain of $8-million (2011 – loss of $64-million) has been realized.

„ FOREIGN EXCHANGE DERIVATIVE FINANCIAL INSTRUMENTS OUTSTANDING

	December 31,
	2012			2011
Sell/Buy	Notional (millions, buy currency)	Maturities	Fair value of assets (liabilities)	Notional (millions, buy currency)	Maturities	Fair value of assets (liabilities)
Forwards
CAD/USD	USD 900	2013	4	—	—	—
USD/AUD	AUD 26	2013	—	AUD 65	2012	1
AUD/CAD	—	—	—	CAD 227	2012	(2)
EUR/USD	USD 28	2013	—	—	—	—
Swaps
USD/AUD	—	—	—	AUD 31	2012	—
			4			(1)

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	123

B) COMMODITY PRICE RISK

We manage the risk of changes in natural gas, power and nutrient prices using derivative financial instruments. The total change in fair value of non-qualifying derivative financial instruments in 2012 resulted in a loss of $20-million (2011 – gain of $3-million), which is reported in other expenses, of which a loss of $32-million (2011 – loss of $19-million) has been realized.

„ NATURAL GAS, POWER AND NUTRIENT DERIVATIVE FINANCIAL INSTRUMENTS OUTSTANDING

	December 31,
	2012			2011
	Notional	Maturities	Fair value of assets (liabilities)	Notional	Maturities	Fair value of assets (liabilities)
Natural gas (BCF)
NYMEX contracts
Swaps – bought	11	2013	(42)	36	2012–2013	(86)
Swaps – sold	(10)	2013	27	(21)	2012–2013	48
Collars (swap with options)	—	—	—	3	2012	—
El Paso swaps	1	2013	—	—	—	—
AECO contracts
Swaps	8	2013	(4)	5	2012	—
	10		(19)	23		(38)
Power – swaps (GWh)	131	2013	4	272	2012–2013	12
Nutrient – urea swaps (short tons)	—	—	—	5	2012	—
			(15)			(26)

„ IMPACT OF CHANGE IN FAIR VALUE OF NATURAL GAS DERIVATIVE FINANCIAL INSTRUMENTS

	December 31,
	2012	2011
A $ 10-million increase in net earnings requires an increase in gas prices per MMBtu	1.81	1.01
A $ 10-million decrease in net earnings requires a decrease in gas prices per MMBtu	(1.81)	(1.01)

C) INTEREST RATE RISK

Our exposure to floating interest rate risk is generally limited to short-term debt, floating rate long-term debt and certain cash and cash equivalents. Exposure to fixed interest rate risk is generally limited to our long-term debt.

Our cash and cash equivalents include highly liquid investments with a term of three months or less that earn interest at market rates. We manage interest rate risk on these investments by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest on cash and cash equivalents do not have a significant impact on our results of operations due to the short term to maturity of the investments.

„ IMPACT OF CHANGE IN FLOATING RATE DEBT (basis points)

December 31, 2012
A $10-million decrease in net earnings requires an increase in interest rates	57

124	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

CREDIT RISK

Credit risk is the risk that a counterparty to a financial instrument will cause a financial loss for Agrium by not discharging its obligations. We primarily manage credit risk through rigorous credit approval and monitoring practices, whereby we analyze customers individually for creditworthiness. We determine concentrations of credit risk by monitoring our aging analysis of trade receivables. Geographic and industry diversity also mitigates credit risk. The Wholesale business unit sells mainly to large agribusinesses and other industrial users, and uses letters of credit and credit insurance to mitigate risk. The Retail business unit sells to a large customer base dispersed over wide geographic areas in North and South America and Australia. The Advanced Technologies business unit sells to a diversified customer base in the North American professional turf application market. We do not expect any significant losses from trade accounts receivable other than the amounts classified below as doubtful accounts.

„ AGING OF TRADE ACCOUNTS RECEIVABLE

	December 31,
	2012		2011
	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Not past due	1,806	(31)	1,656	(47)
30 days or less	213	(5)	161	(5)
31 – 60 days	49	(4)	42	(3)
61 – 90 days	34	(2)	13	(3)
Greater than 90 days	99	(30)	64	(12)
	2,201	(72)	1,936	(70)

„ ALLOWANCE FOR DOUBTFUL ACCOUNTS

	2012	2011
Balance, beginning of year	70	53
Additions	22	26
Write-offs	(20)	(9)
Balance, end of year	72	70
Balance as a percentage of trade accounts receivable	3	4

We may be exposed to certain losses in the event that counterparties to short-term investments and derivative financial instruments are unable to meet their contractual obligations. We manage this counterparty credit risk with policies requiring that counterparties to short-term investments and derivative financial instruments have a credit rating of at least BBB, and by policies that limit the investing of excess funds to liquid instruments with a maximum term of one year, limit the maximum exposure to any one counterparty and limit the amount of exposure according to counterparty credit rating.

We also enter into master netting agreements that mitigate our exposure to counterparty credit risk. At December 31, 2012, all counterparties to derivative financial instruments have maintained an investment grade credit rating and there is no indication that any counterparty will be unable to meet its obligations under derivative financial contracts or short-term investments. The carrying amount of financial assets represents the maximum credit exposure.

„ MAXIMUM EXPOSURE TO CREDIT RISK

	December 31,
	2012	2011
Cash and cash equivalents	726	1,346
Accounts receivable	2,284	1,984
Income taxes receivable	32	138
Advance on acquisition of Viterra Inc.	919	—
Other assets	130	97
	4,091	3,565

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	125

LIQUIDITY RISK

Liquidity risk is the risk of not meeting our financial obligations when they come due. We mitigate liquidity risk by forecasting our cash needs and maintaining sufficient cash and credit facilities to meet our funding requirements. We monitor and have access to capital as described in note 27 under Capital Management.

The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments, including estimated interest payments and excluding the impact of netting agreements.

„ LIQUIDITY RISK

December 31, 2012	Carrying amount	Contractual cash flows	Less than one year	One to three years	Four to five years	More than five years
Short-term debt	1,328	1,328	1,328	—	—	—
Accounts payable	3,361	3,361	3,361	—	—	—
Current portion of long-term debt	518	521	521	—	—	—
Long-term debt	2,115	4,036	63	317	360	3,296
Other liabilities	37	37	—	37	—	—
Natural gas derivative contracts	19	19	19	—	—	—
	7,378	9,302	5,292	354	360	3,296

FAIR VALUES

„ FAIR VALUES

Financial instrument	Category	Measurement
Cash and cash equivalents (a)	FVTPL	Fair value
Accounts receivable (a)	L&R	Amortized cost
Accounts receivable – derivative financial instruments (b)	FVTPL	Fair value
Advance on acquisition of Viterra Inc. (a)	L&R	Amortized cost
Marketable securities (b)	AFS or FVTPL	Fair value
Other financial assets (c)	L&R	Amortized cost
Other financial assets (d)	AFS	Fair value
Other financial assets – derivative financial instruments (b)	FVTPL	Fair value
Short-term debt (a)	Financial liabilities	Amortized cost
Accounts payable (a)	Financial liabilities	Amortized cost
Accounts payable – derivative financial instruments (b)	FVTPL	Fair value
Long-term debt (e)	Financial liabilities	Amortized cost
Other financial liabilities (c)	Financial liabilities	Amortized cost
Other financial liabilities – derivative financial instruments (b)	FVTPL	Fair value

(a)	Carrying value approximates fair value due to the short-term nature of the instruments.
(b)	Fair value is recorded at the estimated amount we would receive or pay to terminate the contracts, determined according to our assessment of available market information and valuation methodologies based on industry accepted third-party models using assumptions about discount rates and the timing of future cash flows that are based on observable market inputs such as interest yield curves.
(c)	Fair value is recorded at the present value of future cash flows, discounted at the market rate of interest at the reporting date.
(d)	Fair value is derived from active markets where possible, and through the use of valuation techniques including the discounted cash flows model where active markets do not exist. Where available, inputs to valuation models are taken from observable markets and where not available, judgment is required to establish fair values.
(e)	Fair value of floating rate loans approximates carrying value.

126	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

„ FAIR VALUE AND CARRYING VALUE OF FINANCIAL INSTRUMENTS

	2012		2011
	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents – FVTPL	726	726	1,346	1,346
Accounts receivable
Loans and receivables	2,276	2,276	1,976	1,976
Fair value through profit or loss	8	8	8	8
	2,284	2,284	1,984	1,984
Advance on acquisition of Viterra Inc.	919	919	—	—
Other financial assets
Loans and receivables	47	47	58	58
Available for sale	40	40	10	10
Fair value through profit or loss	—	—	6	6
	87	87	74	74
Short-term debt – amortized cost	1,328	1,328	245	245
Accounts payable
Amortized cost	3,361	3,361	2,810	2,810
Fair value through profit or loss	19	19	25	25
	3,380	3,380	2,835	2,835
Current portion of long-term debt
Floating rate debt – amortized cost	518	518	20	20
	518	518	20	20
Long-term debt
Debentures – amortized cost	2,393	2,025	1,925	1,525
Floating rate debt – amortized cost	90	90	573	573
	2,483	2,115	2,498	2,098
Other financial liabilities
Amortized cost	37	37	20	20
Fair value through profit or loss	—	—	16	16
	37	37	36	36

„ IMPACT OF CHANGE IN FAIR VALUE OF DEBENTURES

December 31, 2012
An interest rate increase of 1%	(214)
An interest rate decrease of 1%	249

The weighted average effective interest rate on long-term debt at December 31, 2012 was 5 percent (December 31, 2011 – 5 percent).

FAIR VALUE HIERARCHY

Financial assets and liabilities that are carried at fair value are categorized as one of the following levels in the fair value hierarchy depending on the valuation technique used:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	Inputs other than Level 1 prices that are observable for the asset or liability either directly or indirectly

Level 3:	Inputs for the asset or liability that are not based on observable market data (unobservable inputs)

Independent quoted market prices in active markets, where they exist, are the best evidence of fair value. In the absence of an active market, we estimate fair value using valuation techniques such as option pricing models and discounted cash flow analysis, using assumptions about the amount and timing of estimated future cash flows and making maximum use of market-based inputs, including gas and power prices, interest rates and foreign currency rates. Fair value estimates are made at a point in time and may not be reflective of future fair values. We determine the fair value of long-term debt using information classified as Level 2.

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	127

„ FAIR VALUE OF FINANCIAL INSTRUMENTS

	Level 1	Level 2	Total
December 31, 2012
Fair value through profit or loss
Cash and cash equivalents	726	—	726
Foreign exchange derivative financial instruments	—	4	4
Gas, power and nutrient derivative financial instruments	(15)	—	(15)
Available for sale	40	—	40
December 31, 2011
Fair value through profit or loss
Cash and cash equivalents	1,346	—	1,346
Foreign exchange derivative financial instruments	—	(1)	(1)
Gas, power and nutrient derivative financial instruments	(38)	12	(26)
Available for sale	10	—	10

We do not measure any of our financial instruments using Level 3 inputs. There have been no transfers between Level 1 and Level 2 fair value measurements in the reporting periods ending December 31, 2012 or December  31, 2011.

24. COMMITMENTS

OPERATING LEASES

Operating lease commitments consist primarily of leases for railcars and contractual commitments at distribution facilities in our Wholesale business unit, vehicles and application equipment in our Retail business unit, and office equipment and property leases throughout our operations. Commitments represent minimum payments under each agreement in each of the next five years. In 2012, expenses for operating leases were $220-million (2011 – $245-million).

„ FUTURE MINIMUM LEASE PAYMENTS FOR OPERATING LEASES

	December 31,
	2012	2011
Less than one year	151	171
From one to five years	359	390
More than five years	121	165
	631	726

128	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

OTHER

„ OTHER

	2013	2014	2015	2016	2017
Cost of product
Natural gas and other (a)(b)	387	99	103	79	53
Power, sulfuric acid and other (c)(d)	205	218	214	207	186
Purchase commitments	75	19	13	13	—
Other
Long-term debt (e)	587	182	135	134	226
Derivative financial instruments
Natural gas	19	—	—	—	—
Asset retirement obligations	5	10	32	32	21
Environmental remediation liabilities	74	20	18	9	5
	1,352	548	515	474	491

(a)	Our minimum commitments for North American natural gas purchases, which include both floating rate and fixed rate contracts, are calculated using the prevailing NYMEX forward prices for U.S. facilities and the AECO forward prices for Canadian facilities at December 31, 2012.
(b)	Commitments include our proportionate share of commitments of joint ventures. Profertil has three long-term gas contracts denominated in U.S. dollars, expiring in 2017. These three contracts account for approximately 80 percent of Profertil’s gas requirements. YPF S.A., our joint venture partner in Profertil, supplies approximately 27 percent of the gas under these contracts.
(c)	We have a power co-generation agreement for our Carseland facility that expires December 31, 2026. The maximum commitment under this agreement is to purchase 60 megawatt-hours of power per hour through 2026. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas, which is provided to the facility for power generation.
(d)	Our phosphate rock supply agreement extends to 2020. Our minimum commitment is to purchase 580,000 tonnes in 2013 and 798,000 tonnes from 2014 to 2018, with subsequent volumes to be determined in 2016. The purchase price is based on a formula that tracks finished product pricing and key published phosphate input costs. We entered into a freight contract to import phosphate rock extending from 2013 to 2019 for a total commitment of $194-million.
(e)	Includes principal and interest payments.
(f)	Future capital expenditures include cancellable contracts for total costs of approximately: i) potash facility expansion – $600-million to $750-million; and ii) construction of our Neptune import terminal – $75-million.

25. CONTINGENT LIABILITIES

A) LITIGATION

From time to time, we become involved in legal or administrative proceedings related to our current and acquired businesses. Such proceedings expose us to possible losses and we expect our involvement in such matters to continue in the normal conduct of our business. We regularly assess the need for accounting recognition and/or disclosure of these matters. Our assessment considers the probability of adverse judgments and the range of possible losses. We base our assessment of the probable outcome on our judgment of a number of factors, including similar past experiences and history, precedents, relevant financial, scientific and other evidence of each matter, and opinions from corporate and outside counsel. Accruals are recorded when occurrence is probable and the outcome is reasonably estimable. Losses or the range of possible losses may not be reasonably estimable when claims do not specify an amount of damages sought, there are numerous plaintiffs, or when the case is in its early stages. We will represent our interests vigorously in all of the proceedings in which we are involved. For further information on our policies regarding provisions, see note 2.

Legal proceedings and environmental matters are inherently complex and, as described above, we apply significant judgment in estimating probable outcomes. As a result, there exists the potential for adjustments to liabilities and material variance between actual costs and estimates.

Our assessment of specific litigation matters at the date of issuance of these financial statements is set out below.

OIL-FOR-FOOD PROGRAMME

On June 27, 2008, the Iraqi government filed a civil lawsuit in the U.S. against AWB, a subsidiary we acquired in 2010, and 92 other parties alleging that the defendants participated in an illegal conspiracy to divert funds from the United Nations Oil-For-Food Programme (“OFFP”) escrow account. The lawsuit seeks total damages in excess of $10-billion from the defendants, jointly and severally, as well as treble damages under the U.S. Racketeer Influenced and Corrupt Organizations Act. As to AWB specifically, the lawsuit alleges that AWB unlawfully diverted more than $232-million from the OFFP escrow account. AWB and a number of other defendants filed motions to dismiss the complaint in June 2010. The court granted the motions and dismissed the lawsuit with prejudice in a decision dated February 6, 2013. The plaintiff has a right to appeal this decision. Although we believe that the possibility of a material financial effect from this matter is remote, if the plaintiff does exercise its right to appeal, an adverse decision on appeal could have a material adverse effect on AWB and on Agrium’s consolidated financial position and results of operations.

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	129

ENVIRONMENTAL CONTINGENCIES

We are responsible for environmental remediation of certain facilities and sites. No single site represents the majority of our environmental remediation liability. Work at these sites is in various stages of environmental management – we are assessing and investigating some sites and remediating or monitoring others. We have established a provision for our estimated liabilities (note 20). However new information, including changes in regulations or results of investigations by regulatory bodies, could lead to reassessment of our exposure related to these matters. In addition, we may revise our estimates of our future obligations because they are dependent on a number of uncertain factors including the method and extent of the remediation, and cost-sharing arrangements with other parties involved.

For the matters described below, at the date of issuance of these financial statements we determined that we could not estimate the amount and timing of any financial effect in excess of the amounts accrued for the ultimate resolution of these matters. Reasons for this determination include complexity of the matters; early stages of certain proceedings; lack of information on nature and timing of future actions in the matters; dependency on the completion and findings of investigations and assessments; multiple parties to negotiations; and the lack of specific information as to the nature, extent, timing and cost of future remediation. Until we have greater clarity as to our liability and extent of financial exposure, it is not practical to estimate the financial effect of these matters. As negotiations, discussions and assessments proceed, we may provide an estimate of the potential financial effect. Events or factors that could alleviate our current inability to estimate the financial effect of potential losses related to these matters include further identification of allegations or demands; completion of assessments and investigations; a ruling by a court; or initiation of substantive settlement negotiations. In addition, we have not disclosed information about the amounts accrued for all of the items identified below because disclosure of the information on a case-by-case basis or by class would seriously prejudice our position in the ongoing proceedings.

U.S. ENVIRONMENTAL PROTECTION AGENCY PHOSPHATE INDUSTRY INITIATIVE

We are subject to investigations by the U.S. Environmental Protection Agency (“EPA”) and the Idaho Department of Environmental Quality (“IDEQ”) of our Conda, Idaho facility. The EPA and IDEQ have notified Nu-West Industries, Inc. (“Nu-West”), a wholly-owned subsidiary of Agrium, of potential violations of federal and state statutes. Nu-West is involved in ongoing discussions with the EPA, the U.S. Department of Justice and various environmental agencies to resolve these matters. Although Agrium is uncertain as to how the matters will be resolved or if litigation will ensue, potential resolution of the allegations may be by a settlement and may include some combination of requirements to pay certain penalties (which Agrium currently believes will not be material), requirements to modify certain operating practices and undertake certain capital improvement projects, and requirements to provide financial assurance for future closure, maintenance and monitoring costs for the Conda phosphogypsum stack system.

With respect to the Conda phosphogypsum stack system, in the first quarter of 2012 we recognized an asset retirement obligation of approximately $138-million following our submittal to the EPA of a draft closure plan.

For the above U.S. EPA Phosphate Industry Initiative matters, we have accrued a provision of $4-million for site investigation and soil remediation costs.

LEGACY ENVIRONMENTAL REMEDIATION ACTIVITIES: IDAHO MINING PROPERTIES

Nu-West has performed, is performing, and in the future may perform, site investigation and remediation activities at six closed phosphate mines and one mineral processing facility near Soda Springs, Idaho. These sites were mined and operated from as early as 1955 to as late as 1997. Selenium, a trace mineral that is essential for optimal human health, but toxic at higher concentrations, was found to be leaching from reclaimed lands associated with historic phosphate mines owned, leased or operated by Nu-West or other parties. Nu-West, the U.S. government and other phosphate producers have been working diligently to identify the sources of selenium contamination, to develop remedies for the closed mines, and to implement best practices to ensure selenium issues do not become a concern for current and new mining operations.

Nu-West has executed agreements with federal and state environmental agencies pursuant to these matters, establishing the scope of preliminary work to be conducted. This work will enable Nu-West and the agencies to determine what, if any, further remediation work will be required.

MANITOBA MINING PROPERTIES

In 1996, Agrium acquired Viridian Inc. (“Viridian”), which is now a wholly-owned Canadian subsidiary of Agrium. As part of the acquisition, Agrium assumed certain liabilities associated with two closed mineral processing sites known as the Farley Mine Site and the Fox Mine Site near Lynn Lake, Manitoba.

Viridian’s liability at the Farley Mine Site was resolved in 2012 through the execution of an agreement with the Manitoba Mines Branch (“MMB”), whereby Viridian has received a release and indemnification from MMB to the full extent permissible under Canadian law in exchange for the completion of certain remediation work at the site before 2013 and the payment of a lump sum of under $10-million to MMB.

130	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

The scope of required remediation work at the Fox Mine Site and the allocation of liability for such work is the subject of ongoing discussions between Viridian and the MMB. The Fox Mine Site is currently subject to an operating license from the Manitoba government that requires Viridian to treat water draining from the site in order to meet downstream water quality standards. Pending a final remediation plan for the site, Viridian will continue to treat water at the Fox Mine Site in order to remain compliant with the operating license.

B) GUARANTEES

We are contractually obligated to reimburse a third party for our pro-rata share of any operating losses or other liabilities incurred pursuant to a marketing and distribution arrangement. We believe that the probability of conditions arising that would trigger this guarantee is remote.

26. ACCUMULATED OTHER COMPREHENSIVE INCOME

„ ACCUMULATED OTHER COMPREHENSIVE INCOME

	Available for sale financial instruments	Foreign currency translation	Comprehensive loss of associates	Total accumulated other comprehensive income
December 31, 2010	—	69	—	69
Gains (losses)	1	(35)	—	(34)
Reclassifications to earnings	(2)	(23)	—	(25)
December 31, 2011	(1)	11	—	10
Gains (losses)	1	64	(3)	62
Reclassifications to earnings	—	(1)	—	(1)
December 31, 2012	—	74	(3)	71

27. CAPITAL MANAGEMENT

Our objectives when managing capital are to (a) maintain a strong balance sheet and flexible capital structure in order to optimize the cost of capital at an acceptable level of risk; (b) support an investment grade credit rating profile; and (c) maximize shareholder value. We continually monitor the ratios outlined in the table below to manage our capital.

„ CAPITAL MANAGEMENT

	December 31,
	2012	2011
Net debt to net debt plus equity (%) (a)	32	14
Interest coverage (multiple) (b)	21	16
Return on operating capital employed (%) (c)	24	29
Return on capital employed (%) (d)	17	19
Average non-cash working capital to sales (%) (e)	18	18

(a)	Net debt includes short-term debt and long-term debt, net of cash and cash equivalents. Equity consists of shareholders’ equity. For purposes of capital management, capital comprises debt and equity.
(b)	Interest coverage is the last 12 months’ net earnings from continuing operations before finance costs, income taxes, depreciation and amortization divided by interest, which includes interest on long-term debt plus other interest.
(c)	Last 12 months’ earnings from continuing operations before finance costs and income taxes (“EBIT”) less income taxes at a tax rate of 28 percent divided by rolling four quarter average operating capital employed. Operating capital employed includes non-cash working capital, property, plant and equipment, investments in associates and other assets.
(d)	Last 12 months’ EBIT less income taxes at a tax rate of 28 percent divided by rolling four quarter average capital employed. Capital employed includes operating capital employed, intangibles and goodwill.
(e)	Rolling four quarter average non-cash working capital.
(f)	Interest coverage, return on operating capital employed and return on capital employed are additional IFRS financial measures which do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers.

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	131

Our strategy in managing capital is to maintain our ratio of net debt to net debt plus equity in a target range of 35 to 45 percent. Management believes that this range is appropriate and provides access to capital at a reasonable cost. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or issue or redeem debt. Our authorized share capital consists of unlimited common shares without par value and unlimited preferred shares. On October 22, 2012, we purchased and cancelled 8.74 million common shares tendered under an issuer bid for a total purchase price of $913-million, including transaction costs.

„ DIVIDENDS

December 31,

2012				2011

Declared		Paid to Shareholders	Total	Declared		Paid to Shareholders	Total

Effective	Per share			Effective	Per share

May 11, 2012	0.500	July 12, 2012	79	May 10, 2011	0.055	July 7, 2011	9
December 14, 2012	0.500	January 17, 2013	75	December 14, 2011	0.225	January 19, 2012	35

	1.000		154		0.280		44

„ DIVIDENDS PAYABLE

	December 31,

	2012			2011

	Declared			Declared

	Prior fiscal year	Current fiscal year	Total	Prior fiscal year	Current fiscal year	Total

Balance, beginning of year	36	—	36	9	—	9
Declared	N/A	154	154	N/A	44	44
Paid in cash	(36)	(79)	(115)	(9)	(9)	(18)
Foreign exchange translation			—			1

Balance, end of year			75			36

During the year, the Board of Directors announced its intention to pay dividends quarterly starting in 2013.

We maintain a base shelf prospectus, which permits issuance in Canada and the U.S. of up to an additional $2.0-billion of common shares, preferred shares, subscription receipts, debt securities or units until April 2014. Issuance of further securities under the base shelf prospectus requires filing a prospectus supplement and is subject to the availability of funding in capital markets.

Our revolving credit facilities require that we maintain specific interest coverage and debt to capital ratios as well as other non-financial covenants as defined in our credit agreements. We were in compliance with all covenants at December 31, 2012.

28. OPERATING SEGMENTS

Our operating segments are the strategic business units through which we operate and report our business: Retail, Wholesale and Advanced Technologies. Each of these segments has developed its own strategy, goals and tactics in alignment with Agrium’s overall corporate strategy. Our chief operating decision maker (“CODM”, our senior leadership team) reviews internal reports reflecting the information included below on a regular basis. The CODM measures performance and allocates resources based on segment earnings before finance costs and income taxes. The CODM believes that this information is the most relevant in evaluating the results of certain segments relative to other entities that operate in similar industries. We continually monitor changes in facts and circumstances that could cause a change in the composition of our operating segments, including the similarity of the economic characteristics of operations within segments and the geographic location of operations. We report a non-operating segment, “Other”, for inter-segment eliminations and corporate functions.

132	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

„ OPERATING SEGMENTS

	2012	2011
Sales
Retail
Crop nutrients	5,124	4,537
Crop protection products	3,924	3,449
Seed	1,189	1,085
Merchandise	524	629
Services and other	718	616
	11,479	10,316
Wholesale
Nitrogen	2,298	2,051
Potash	618	809
Phosphate	797	893
Product purchased for resale	1,455	1,566
Other	284	257
	5,452	5,576
Advanced Technologies	578	510
Other	(823)	(932)
	16,686	15,470
Inter-segment sales
Retail	22	29
Wholesale	729	817
Advanced Technologies	72	86
	823	932
Net earnings
Retail	757	600
Wholesale	1,734	1,846
Advanced Technologies	15	(51)
Other	(284)	(172)
Earnings before finance costs and income taxes	2,222	2,223
Finance costs related to long-term debt	89	101
Other finance costs	40	59
Earnings before income taxes	2,093	2,063
Income taxes	595	555
Net earnings from continuing operations	1,498	1,508
Net loss from discontinued operations	—	(133)
Net earnings	1,498	1,375

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	133

„ OPERATING SEGMENTS

	December 31,
	2012	2011
Total assets
Retail	8,338	7,685
Wholesale	4,353	2,997
Advanced Technologies	545	474
Other	2,741	1,914
Discontinued operations	—	70
	15,977	13,140
Investments in associates
Retail	83	19
Wholesale	272	279
Advanced Technologies	27	29
Other	—	28
	382	355

„ OPERATING SEGMENTS

	2012	2011
Additions to non-current assets (a)
Retail	380	263
Wholesale	1,185	516
Advanced Technologies	34	61
Other	15	26
	1,614	866

(a)	Includes property, plant and equipment, intangibles and goodwill.

„ ADDITIONAL INFORMATION

	Retail		Wholesale		Advanced Technologies		Other
	2012	2011	2012	2011	2012	2011	2012	2011
Share-based payments expense (recovery)	—	—	—	—	—	—	108	(51)
Earnings from associates	9	1	2	19	2	1	—	—
Material non-cash items
Depreciation and amortization	194	169	206	173	28	24	16	15
Asset impairment	—	—	—	—	—	61	—	—

„ KEY DATA BY REGION

	2012		2011
	Sales (a)	Non-current assets (b)	Sales (a)	Non-current assets (b)
Canada	2,129	2,401	1,957	1,570
United States	10,776	3,495	9,550	2,856
Europe	906	38	925	16
South America	714	278	725	230
Australia	2,056	624	2,223	904
Other	105	272	90	290
	16,686	7,108	15,470	5,866

(a)	Sales by location of third-party customers.
(b)	Excludes financial instruments, deferred tax assets and discontinued operations.

No revenues from transactions with a single external customer amount to 10 percent or more of Agrium’s revenues.

134	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

10-Year Financial Highlights

	2003 (a)	2004 (a)	2005 (a)	2006 (a)	2007 (a)	2008 (a)	2009 (a)	2010	2011	2012
(millions of U.S. dollars, except per share data and ratios)
OPERATIONS
Sales	2,499	2,838	3,294	4,193	5,270	10,031	9,129	10,743	15,470	16,686
Gross profit	739	905	1,038	956	1,598	3,223	1,943	2,648	4,333	4,494
EBIT (b)(f)(g)(h)(i)(j)(k)	21	467	500	72	715	2,016	581	1,113	2,223	2,222
EBITDA (c)(e)	396	623	646	377	888	2,321	823	1,447	2,604	2,666
Earnings (loss) from continuing operations (f)(g)(h)(i)(j)(k)	(37)	266	283	33	441	1,322	366	730	1,508	1,498
Diluted earnings (loss) per share from continuing operations (f)(g)(h)(i)(j)(k)	(0.29)	1.91	2.12	0.25	3.25	8.34	2.33	4.62	9.52	9.55
Finance costs	80	69	49	63	70	105	110	119	160	129
Dividends per common share	0.11	0.11	0.11	0.11	0.11	0.11	0.11	0.11	0.28	1.00
CASH FLOW
Cash provided by operating activities	175	440	450	155	494	1,058	1,399	589	1,350	2,119
Capital expenditures	99	82	175	209	454	506	313	441	663	1,282
BALANCE SHEET
Non-cash working capital from continuing operations	338	419	488	735	979	2,564	1,712	2,262	2,612	4,185
Total assets	2,278	2,661	2,785	3,265	5,832	9,837	9,785	12,892	13,140	15,977
Total debt	942	775	477	897	950	2,232	1,805	2,760	2,363	3,961
Shareholders’ equity	612	948	1,180	1,233	3,088	4,110	4,592	5,193	6,428	6,920
COMMON SHARE STATISTICS
Weighted-average common shares outstanding (in millions)	126	131	132	132	135	158	157	157	158	156
Closing share price (U.S.$)	16.46	16.85	21.99	31.49	72.21	34.13	61.50	91.75	67.11	99.87
Market capitalization (l)	2,090	2,224	2,881	4,188	11,409	5,358	9,656	14,497	10,603	14,881
PROFITABILITY RATIOS
Return on operating capital employed (%) (d)	2	20	19	4	20	31	11	19	29	24
Return on capital employed (%) (d)	2	20	19	4	18	22	7	12	19	17
Return on average shareholders’ equity (%) (e)	(7)	35	27	3	20	37	8	15	26	22
DEBT RATIOS
Debt to debt plus equity (%)	61	45	29	42	24	35	28	35	27	36
EBITDA interest coverage (e)	5.0	9.0	13.2	6.0	12.7	22.1	7.5	12.2	16.3	20.7

(a)	Years prior to 2010 have not been adjusted for the transition to International Financial Reporting Standards.
(b)	Earnings (loss) from continuing operations before finance costs and income taxes.
(c)	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.
(d)	These items are additional IFRS financial measures under IFRS and are not measures of financial performance under previous Canadian generally accepted accounting principles (28 percent tax rate applied on 2012 and 2011 ratio calculations).
(e)	These are not measures of financial performance under IFRS or previous Canadian generally accepted accounting principles.
(f)	Data for 2003 includes an impairment charge on our Kenai, Alaska, nitrogen facility of $235-million ($140-million net of tax).
(g)	Data for 2006 includes an impairment charge on our Kapuskasing phosphate rock mine and Redwater phosphate facility of $136-million ($95-million net of tax).
(h)	Data for 2008 includes an inventory and purchase commitment write-down of $216-million ($149-million net of tax).
(i)	Data for 2008 includes an impairment charge on our EAgrium investment of $87-million ($45-million net of non-controlling interest).
(j)	Data for 2009 includes an inventory and purchase commitment write-down of $63-million ($49-million net of tax).
(k)	Data for 2011 includes an impairment charge on our Hanfeng investment of $61-million ($47-million net of tax).
(l)	Market capitalization is calculated as period end common shares outstanding multiplied by period end share price.

AGRIUM 2012 ANNUAL REPORT 10-YEAR FINANCIAL HIGHLIGHTS	135

Financial Highlights

The supplementary financial and performance data set out on pages 136 to 143 contains certain financial information and other items that are not measures of our financial performance under IFRS.

„ EARNINGS AND OPERATING CASH FLOWS (millions of U.S. dollars, except per share amounts)

	Q1	Q2	Q3	Q4	2012	2011
Sales	3,629	6,834	2,962	3,261	16,686	15,470
Cost of product sold	2,829	4,964	2,164	2,235	12,192	11,137
Gross profit	800	1,870	798	1,026	4,494	4,333
Gross profit (%)	22	27	27	31	27	28
Expenses
Selling	370	541	389	451	1,751	1,673
General and administrative	159	104	145	64	472	335
Earnings from associates	(6)	(4)	—	(3)	(13)	(21)
Other expenses (income)	31	5	46	(20)	62	123
Earnings before finance costs and income taxes	246	1,224	218	534	2,222	2,223
Finance costs related to long-term debt	22	22	23	22	89	101
Other finance costs	10	10	9	11	40	59
Earnings before income taxes	214	1,192	186	501	2,093	2,063
Income taxes	59	332	57	147	595	555
Net earnings from continuing operations	155	860	129	354	1,498	1,508
Net loss from discontinued operations	—	—	—	—	—	(133)
Net earnings	155	860	129	354	1,498	1,375
Add (deduct)
Depreciation and amortization	91	111	126	116	444	381
Earnings from associates	(6)	(4)	—	(3)	(13)	(21)
Asset impairment	—	—	—	—	—	61
Share-based payments	64	9	53	(18)	108	(51)
Unrealized loss (gain) on derivative financial instruments	1	(15)	(3)	—	(17)	(46)
Unrealized foreign exchange (gain) loss	(6)	(1)	—	12	5	19
Deferred income taxes	(1)	(12)	(31)	11	(33)	150
Other	12	4	73	9	98	64
Dividends from associates	1	2	—	10	13	16
Net changes in non-cash working capital	351	(496)	(332)	493	16	(731)
EBIT	246	1,224	218	534	2,222	2,223
EBITDA	337	1,335	344	650	2,666	2,604
Capital expenditures	215	299	351	417	1,282	663
Basic earnings per share from continuing operations	0.97	5.44	0.80	2.34	9.56	9.53
Diluted earnings per share from continuing operations	0.97	5.44	0.80	2.34	9.55	9.52
Basic earnings per share	0.97	5.44	0.80	2.34	9.56	8.69
Diluted earnings per share	0.97	5.44	0.80	2.34	9.55	8.68

136	FINANCIAL HIGHLIGHTS AGRIUM 2012 ANNUAL REPORT

„ CONSOLIDATED BALANCE SHEETS (millions of U.S. dollars)

	Q1	Q2	Q3	Q4	2012	2011
ASSETS
Current assets
Cash and cash equivalents	1,752	1,946	1,864	726	726	1,346
Accounts receivable	2,592	3,766	3,082	2,284	2,284	1,984
Income taxes receivable	89	15	67	32	32	138
Inventories	3,862	2,398	2,623	3,129	3,129	2,956
Advance on acquisition of Viterra Inc.	—	—	—	1,792	1,792	—
Prepaid expenses and deposits	312	144	265	749	749	643
Assets of discontinued operations	37	—	—	—	—	70
	8,644	8,269	7,901	8,712	8,712	7,137
Property, plant and equipment	2,886	3,014	3,354	3,698	3,698	2,533
Intangibles	693	645	628	636	636	678
Goodwill	2,282	2,290	2,298	2,349	2,349	2,277
Investments in associates	381	383	414	382	382	355
Other assets	48	54	55	130	130	97
Deferred income tax assets	66	59	77	70	70	63
	15,000	14,714	14,727	15,977	15,977	13,140
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	294	348	631	1,328	1,328	245
Accounts payable	4,446	3,348	2,832	3,541	3,541	2,959
Income taxes payable	22	197	124	152	152	82
Current portion of long-term debt	50	529	522	518	518	20
Current portion of other provisions	78	84	128	108	108	68
Liabilities of discontinued operations	35	—	—	—	—	53
	4,925	4,506	4,237	5,647	5,647	3,427
Long-term debt	2,074	1,607	1,607	2,115	2,115	2,098
Provisions for post-employment benefits	195	201	202	184	184	192
Other provisions	472	390	425	413	413	299
Other liabilities	62	65	75	80	80	59
Deferred income tax liabilities	647	605	605	618	618	637
	8,375	7,374	7,151	9,057	9,057	6,712
Shareholders’ equity
Share capital	2,001	2,001	2,001	1,890	1,890	1,994
Retained earnings	4,573	5,338	5,465	4,955	4,955	4,420
Accumulated other comprehensive income (loss)	46	(4)	105	71	71	10
Equity holders of Agrium	6,620	7,335	7,571	6,916	6,916	6,424
Non-controlling interest	5	5	5	4	4	4
Total equity	6,625	7,340	7,576	6,920	6,920	6,428
	15,000	14,714	14,727	15,977	15,977	13,140

AGRIUM 2012 ANNUAL REPORT FINANCIAL HIGHLIGHTS	137

SEGMENTED FINANCIAL INFORMATION

„ PRODUCT LINES (millions of U.S. dollars, except where otherwise noted)

	2012
	Sales	Cost of product sold	Gross profit	Gross profit (%)	Sales tonnes (000’s)	Sales ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Inventory tonnes (000’s)
Retail
Crop nutrients	5,124	4,303	821	16	8,157	628	527	101	1,332
Crop protection products	3,924	2,996	928	24
Seed	1,189	949	240	20
Merchandise	524	431	93	18
Services and other	718	322	396	55
	11,479	9,001	2,478	22
North America	8,950	6,935	2,015	23
International	2,529	2,066	463	18
Wholesale (1)
Nitrogen
Ammonia	762	327	435	57	1,215	627	269	358	205
Urea	1,147	488	659	57	2,040	562	239	323	98
Other	389	288	101	26	1,030	377	279	98	146
Total Nitrogen	2,298	1,103	1,195	52	4,285	536	257	279	449
Potash	618	276	342	55	1,292	479	214	265	172
Phosphate	797	598	199	25	1,095	728	547	181	53
Product purchased for resale	1,455	1,414	41	3	3,194	456	443	13	456
Other	284	181	103	36	619				82
	5,452	3,572	1,880	34	10,485	520	341	179	1,212
Advanced Technologies
Turf and ornamental	314	263	51	16
Agriculture	264	197	67	25
	578	460	118	20
Other inter-segment eliminations	(823)	(841)	18
Total	16,686	12,192	4,494	27

(1)	Inventory tonnes represents finished goods.

„ RESULTS BY SEGMENT (millions of U.S. dollars)

	2012
	Retail	Wholesale	Advanced Technologies	Other	Total
Sales	11,479	5,452	578	(823)	16,686
Cost of product sold	9,001	3,572	460	(841)	12,192
Gross profit	2,478	1,880	118	18	4,494
Gross profit (%)	22	34	20		27
Expenses
Selling	1,669	41	54	(13)	1,751
General and administrative	122	50	50	250	472
Earnings from associates	(9)	(2)	(2)	—	(13)
Other (income) expenses	(61)	57	1	65	62
EBIT	757	1,734	15	(284)	2,222
EBITDA	951	1,940	43	(268)	2,666

138	FINANCIAL HIGHLIGHTS AGRIUM 2012 ANNUAL REPORT

„ PRODUCT LINES (millions of U.S. dollars, except where otherwise noted)

	2011
	Sales	Cost of product sold	Gross profit	Gross profit (%)	Sales tonnes (000’s)	Sales ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Inventory tonnes (000’s)
Retail
Crop nutrients	4,537	3,779	758	17	7,728	587	489	98	1,475
Crop protection products	3,449	2,651	798	23
Seed	1,085	855	230	21
Merchandise	629	540	89	14
Services and other	616	205	411	67
	10,316	8,030	2,286	22
North America	7,690	5,908	1,782	23
International	2,626	2,122	504	19
Wholesale (1)
Nitrogen
Ammonia	696	376	320	46	1,187	586	316	270	187
Urea	981	448	533	54	1,850	530	242	288	181
Other	374	253	121	32	1,022	367	249	118	214
Total Nitrogen	2,051	1,077	974	47	4,059	506	266	240	582
Potash	809	296	513	63	1,765	458	168	290	106
Phosphate	893	544	349	39	1,127	792	482	310	126
Product purchased for resale	1,566	1,506	60	4	3,245	483	465	18	546
Other	257	171	86	33	638				73
	5,576	3,594	1,982	36	10,834	515	332	183	1,433
Advanced Technologies
Turf and ornamental	311	245	66	21
Agriculture	199	150	49	25
	510	395	115	23
Other inter-segment eliminations	(932)	(882)	(50)
Total	15,470	11,137	4,333	28

(1)	Inventory tonnes represents finished goods.

„ RESULTS BY SEGMENT (millions of U.S. dollars)

	2011
	Retail	Wholesale	Advanced Technologies	Other	Total
Sales	10,316	5,576	510	(932)	15,470
Cost of product sold	8,030	3,594	395	(882)	11,137
Gross profit	2,286	1,982	115	(50)	4,333
Gross profit (%)	22	36	23		28
Expenses
Selling	1,595	42	47	(11)	1,673
General and administrative	119	47	58	111	335
Earnings from associates	(1)	(19)	(1)	—	(21)
Other (income) expenses	(27)	66	62	22	123
EBIT	600	1,846	(51)	(172)	2,223
EBITDA	769	2,019	(27)	(157)	2,604

AGRIUM 2012 ANNUAL REPORT FINANCIAL HIGHLIGHTS	139

PERFORMANCE

„ KEY RATIOS (millions of U.S. dollars, except where otherwise noted)

	2012	2011
DATA
Sales	16,686	15,470
EBIT	2,222	2,223
EBITDA	2,666	2,604
Net earnings from continuing operations	1,498	1,508
Net earnings	1,498	1,375
Cash provided by operating activities	2,119	1,350
Working capital from continuing operations	3,065	3,710
Non-cash working capital from continuing operations	4,185	2,612
Total assets	15,977	13,140
Total debt	3,961	2,363
Shareholders’ equity	6,920	6,428
Enterprise value	18,116	11,620
Number of employees	14,500	14,800
VALUE RATIOS (:1 except per share amounts)
EBITDA per share	17.09	16.48
Price to earnings ratio (P/E)	10	7
Price to operating cash flow (P/CF)	7	8
Enterprise value to EBITDA	7	4
Price to book value per common share	2.2	1.6
Shareholders’ equity to total assets	0.4	0.5
Book value per common share	46.44	40.68
LIQUIDITY RATIOS (:1)
Quick ratio	1.0	1.2
Current ratio	1.5	2.1
Working capital to sales	0.2	0.2
Average non-cash working capital from continuing operations to sales	0.2	0.2
Sales to total assets	1.0	1.2
Total asset turnover	1.1	1.2
PROFITABILITY RATIOS (%)
Return on operating capital employed	24	29
Return on capital employed	17	19
Return on average shareholders’ equity	22	26
Operating coverage	51	49
EBITDA to sales	16	17
DEBT RATIOS (:1 except percentages)
Debt to debt plus equity (%)	36	27
Net debt to net debt plus equity (%)	32	14
EBIT interest coverage	17.2	13.9
EBITDA interest coverage	20.7	16.3

140	FINANCIAL HIGHLIGHTS AGRIUM 2012 ANNUAL REPORT

„ RATIO DEFINITIONS

EBIT =	earnings (loss) from continuing operations before finance costs and income taxes
EBITDA =	earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization
Working capital from continuing operations =	current assets – current liabilities
Non-cash working capital from continuing operations =	(current assets – cash and cash equivalents) – (current liabilities – short-term debt – current portion of long-term debt)
Enterprise value =	net debt + (period end shares outstanding × closing share price)
Price to earnings =	closing share price diluted earnings per share from continuing operations + asset impairment (after tax) per share
Price to operating cash flow per share	closing share price (cash provided by operating activities / weighted average common shares outstanding)
Price to book value per common share =	closing share price shareholders’ equity / period end shares outstanding
Quick ratio =	current assets – inventories current liabilities
Current ratio =	current assets / current liabilities
Average non-cash working capital from continuing operations to sales =	rolling four quarter average non-cash working capital from continuing operations / sales
Total asset turnover =	sales / average total assets
Return on operating capital employed =

EBIT after income taxes (at a tax rate of 28 percent)

rolling four quarter average (non-cash working capital from continuing operations +

property, plant and equipment + investments in associates + other assets)

Return on capital employed =

EBIT after income taxes (at a tax rate of 28 percent)

rolling four quarter average (non-cash working capital from continuing operations + property,

plant and equipment + intangibles + goodwill + investments in associates + other assets)

Return on average shareholders’ equity =	earnings (loss) from continuing operations / average shareholders’ equity
Operating coverage =	selling + general and administrative + earnings from associates + other expenses gross profit
Debt to debt plus equity =	debt (short-term debt and long-term debt) debt + shareholders’ equity
Net debt to net debt plus equity =	net debt (short-term debt and long-term debt, less cash and cash equivalents) net debt + shareholders’ equity
EBIT interest coverage =	EBIT / interest expense
EBITDA interest coverage =	EBITDA / interest expense

AGRIUM 2012 ANNUAL REPORT FINANCIAL HIGHLIGHTS	141

CAPITAL STOCK AND TRADING HISTORY

„ COMMON SHARE DATA (millions, except where otherwise noted)

	2012	2011	2010
Average share price (USD)	90.98	83.50	68.32
Closing share price (USD)	99.87	67.11	91.75
Average share price (CAD)	90.88	82.49	70.18
Closing share price (CAD)	99.14	68.38	91.50
Period end common shares outstanding	149	158	158
Period end diluted shares outstanding	149	158	158
U.S. trading volume	252	431	513
Canadian trading volume	177	208	228
Total trading volume	429	639	741
Market capitalization (USD)	14,881	10,603	14,497
Market capitalization (CAD)	14,772	10,804	14,457
Dividends per share (USD)	1.00	0.28	0.11

142	FINANCIAL HIGHLIGHTS AGRIUM 2012 ANNUAL REPORT

GENERAL INFORMATION

„ ANNUAL WHOLESALE PRODUCTION CAPACITY BY PRODUCT GROUP (000s of tonnes)(a)

	Nitrogen	Phosphate	Potash	Other
Canada
Carseland, Alberta	815	—	—	—
Ft. Saskatchewan, Alberta	700	—	—	—
Joffre, Alberta	480	—	—	—
Redwater, Alberta	1,400	660	—	355
Standard/Granum, Alberta	120	—	—	—
Vanscoy, Saskatchewan	—	—	2,035	—
Total Canada	3,515	660	2,035	355
United States
Borger, Texas	529	—	—	—
North Bend, Ohio (b)	170	—	—	—
Conda, Idaho	—	510	—	—
Kennewick, Washington (b)	430	—	—	—
West Sacramento, California (b)	204	—	—	—
Americus, Georgia	—	—	—	159
Florence, Alabama	—	—	—	137
Total United States	1,333	510	—	296
International
Profertil, Argentina (c)	635	—	—	—
Total International	635	—	—	—
Total	5,483	1,170	2,035	651

(a)	Gross production
(b)	Upgrade facilities which use purchased ammonia in production of upgrade products including UAN, Urea, and Nitric Acid.
(c)	Represents 50 percent Profertil S.A. production.

„ PRODUCT ANALYSIS

	Nutrient
	Nitrogen (%N)	Phosphorous (%P2O5 )	Potassium (%K2O)	Sulfur (%S)
Anhydrous ammonia	82	—	—	—
Urea	46	—	—	—
Urea ammonium nitrate solutions (UAN)	28-32	—	—	—
Monoammonium phosphate (MAP)	11	52	—	—
Superphosphoric acid (SPA)	—	70	—	—
Muriate of potash	—	—	60	—
Ammonium sulfate	21	—	—	24

„ PRODUCTION FACTORS

Ammonia (82% N)	production of 1 tonne of ammonia requires: 32-38 MMBtu of natural gas
Urea (46% N)	production of 1 tonne of urea requires: 0.58 tonnes of ammonia 0.76 tonnes of carbon dioxide
MAP (monoammonium phosphate)	production of 1 tonne of MAP requires: 0.145 tonnes of ammonia 1.35 tonnes of 40% P2O5 phosphoric acid 1.91 tonnes of phosphate rock at 63% bone phosphate of lime 0.475 tonnes of sulfur
UAN (32% N)	production of 1 tonne of UAN requires: 0.443 tonnes of ammonium nitrate 0.354 tonnes of urea

AGRIUM 2012 ANNUAL REPORT FINANCIAL HIGHLIGHTS	143

DIRECTORS AND OFFICERS

AGRIUM’S BOARD OF DIRECTORS

Victor J. Zaleschuk, Board Chair

Ralph S. Cunningham

David C. Everitt

Russell K. Girling

Susan A. Henry

Russell J. Horner

David J. Lesar

John E. Lowe

The Honourable Anne McLellan, P.C.

Derek G. Pannell

Frank W. Proto

Mayo M. Schmidt

Michael M. Wilson

AGRIUM’S OFFICERS

Michael M. Wilson	President & Chief Executive Officer
Stephen G. Dyer	Executive Vice President & Chief Financial Officer
Leslie A. O’Donoghue	Executive Vice President, Corporate Development and Strategy & Chief Risk Officer
Charles V. Magro	Executive Vice President & Chief Operating Officer
Richard L. Gearheard	Senior Vice President and President, Retail Business Unit
James M. Grossett	Senior Vice President, Human Resources
Andrew K. Mittag	Senior Vice President and President, Agrium Advanced Technologies Business Unit
Eric B. Miller	Senior Vice President & Chief Legal Officer
Ron A. Wilkinson	Senior Vice President and President, Wholesale Business Unit
Patrick J. Freeman	Vice President, Corporate Development & Strategy
Kevin R. Helash	Vice President, Retail Canada/Pacific NorthWest Region
Angela S. Lekatsas	Vice President & Treasurer
Susan C. Jones	Vice President, Marketing & Distribution
Fredrick R. Thun	Vice President & Corporate Controller
Thomas E. Warner	Vice President, Retail East Region
Gary J. Daniel	Corporate Secretary

144	DIRECTORS AND OFFICERS AGRIUM 2012 ANNUAL REPORT

SHAREHOLDER INFORMATION

ANNUAL GENERAL MEETING

The Annual General Meeting of the shareholders of Agrium Inc. will be held at 11:00 a.m. (MDT) on Tuesday, April 9, 2013, at the Sheraton Suites Calgary Eau Claire, 255 Barclay Parade SW, Calgary, Alberta. Shareholders of record on February 25, 2013 are urged to attend and participate in the business of the meeting. It will be carried live on the Company’s web site at www.agrium.com.

STOCK EXCHANGES AND TRADING SYMBOL

Common shares are listed on the Toronto and New York Stock Exchanges under AGU.

COMPLIANCE WITH NYSE LISTING STANDARDS ON CORPORATE GOVERNANCE

Our common shares are listed on the New York Stock Exchange (NYSE), but as a listed foreign private issuer, the NYSE does not require us to comply with all of its listing standards regarding corporate governance. Notwithstanding this exemption, we are in compliance in all material respects with the NYSE listing standards and we intend to continue to comply with those standards so as to ensure that there are no significant differences between our corporate governance practices and those practices required by the NYSE of other publicly listed companies. Readers are also referred to the Corporate Governance Section of our web site at www.agrium.com for further information.

DIVIDEND INFORMATION

A cash dividend of fifty cents U.S. per common share was paid on January 17, 2013 to shareholders of record on December 31, 2012.

A cash dividend of fifty cents U.S. per common share was paid on July 12, 2012 to shareholders of record on July 1, 2012.

A cash dividend of twenty-two and one-half cents U.S. per common share was paid on January 19, 2012 to shareholders of record on January 1, 2012.

INVESTOR & MEDIA RELATIONS CONTACT

Richard Downey

Vice President, Investor and Corporate Relations

Telephone (403) 225-7357

Fax (403) 225-7609

PRIVACY OFFICER

Telephone (403) 225-7542

Toll Free (877) 247-4866

E-mail privacyofficer@agrium.com

AUDITORS

KPMG LLP

Suite 2700, 205 – 5 Avenue SW

Calgary, Alberta, Canada T2P 4B9

Telephone (403) 691-8000

Fax (403) 691-8008

TRANSFER AGENT – COMMON SHARES

* The registrar and transfer agent is CIBC Mellon Trust Company

Canadian Stock Transfer Company Inc.

P.O. Box 700

Station B

Montreal, QC

H3B 3K3

Telephone

Outside North America (416) 682-3860

Inside North America (800) 387-0825

Fax

Outside North America (514) 985-8843

Inside North America (888) 249-6189

E-mail inquiries@canstockta.com

Web site www.canstockta.com

* Canadian Stock Transfer Company Inc. acts as the Administrative Agent for CIBC Mellon Trust Company.

TRUSTEE – UNSECURED NOTES AND DEBENTURES

The Bank of New York Mellon

P.O. Box 396

111 Sanders Creek Parkway

East Syracuse, New York, U.S. 13057

Attention Bondholder Relations

Telephone (800) 254-2826

Web site www.bnymellon.com

AGRIUM 2012 ANNUAL REPORT SHAREHOLDER INFORMATION	145

CORPORATE INFORMATION

CORPORATE AND WHOLESALE HEAD OFFICE

AGRIUM INC.

13131 Lake Fraser Drive SE

Calgary, Alberta, Canada T2J 7E8

Telephone (403) 225-7000

Fax (403) 225-7609

ADVANCED TECHNOLOGIES HEAD OFFICE

AGRIUM ADVANCED TECHNOLOGIES (U.S.) INC.

2915 Rocky Mountain Avenue, Suite 400

Loveland, Colorado, U.S. 80538

Telephone (970) 292-9000

Fax (970) 292-9014

RETAIL HEAD OFFICES

CROP PRODUCTION SERVICES, INC.

3005 Rocky Mountain Avenue,

Loveland, Colorado, U.S. 80538

Telephone (970) 685-3300

SOUTH AMERICA

AGROSERVICIOS PAMPEANOS S.A.

Dardo Rocha 3278, Piso 2

(B1640FTX) Martinez

Provincia de Buenos Aires

Argentina

Telephone 54-11-4717-6441

Fax 54-11-4717-4833

AUSTRALIA

LANDMARK OPERATIONS LIMITED, PTY LTD.

380 La Trobe Street

Melbourne, Victoria 3000

Australia

Telephone 61-3-9209-0001

Fax 91-3-9606-0252

WHOLESALE SALES OFFICES

CANADA

AGRIUM INC.

13131 Lake Fraser Drive SE

Calgary, Alberta, Canada T2J 7E8

Telephone (403) 225-7000

Fax (403) 225-7618

UNITED STATES OF AMERICA

AGRIUM U.S. INC.

4582 South Ulster Street, Suite 1700

Denver, Colorado, U.S. 80237

Telephone (303) 804-4400

Fax (303) 267-1319

ARGENTINA

Profertil S.A.

Puerto Ingeniero White

Zona Cangrejales

Bahia Blanca (8103)

Buenos Aires Province, Argentina

Telephone 54-291-459-8191

Fax 54-291-459-8036

EUROPE

Agrium Europe S.A.

Avenue Louise 326/36

1050 Bruxelles

Belgium

Telephone +32(0)2 646 70 00

Fax +32(0)2 646 68 60

CORPORATE WEB SITE

www.agrium.com

Inquiries about shareholdings, share transfer requirements, elimination of duplicate mailings, address changes or lost certificates should be directed to Canadian Stock Transfer Company Inc.

146	CORPORATE INFORMATION AGRIUM 2012 ANNUAL REPORT

Agrium
AGRIUM INC.
13131 Lake Fraser Drive SE
Calgary, Alberta, Canada T2J 7E8
T: (403) 225-7000
AGRIUM U.S. INC.
4582 South Ulster Street, Suite 1700
Denver, Colorado, U.S. 80237
T: (303) 804-4400
NYSE AND TSX: AGU
www.agrium.com